      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1997



                                                      REGISTRATION NO. 333-22425

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                             GLOBECOMM SYSTEMS INC.
             (Exact Name of Registrant as Specified in its Charter)

                DELAWARE                                    3663                                   11-3225567
               (State of                        (Primary Standard Industrial                    (I.R.S. Employer
             Incorporation)                         Classification Code)                     Identification Number)

                            ------------------------

                   375 OSER AVENUE, HAUPPAUGE, NEW YORK 11788
                                 (516) 231-9800
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

                               DAVID E. HERSHBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             GLOBECOMM SYSTEMS INC.
                                375 OSER AVENUE
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 231-9800
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                         ------------------------------

                                   COPIES TO:

        RICHARD R. PLUMRIDGE, ESQ.                   DAVID J. BEVERIDGE, ESQ.
        LUCI STALLER ALTMAN, ESQ.                      SHEARMAN & STERLING
     BROBECK, PHLEGER & HARRISON LLP                   599 LEXINGTON AVENUE
              1633 BROADWAY                          NEW YORK, NEW YORK 10022
         NEW YORK, NEW YORK 10019                         (212) 848-4000
              (212) 581-1600

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED MAY 7, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                        SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

    All of the shares of Common Stock offered hereby (the "Shares") are being offered by Globecomm Systems Inc. ("GSI" or the "Company").

    Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial
public offering price will be between $         and $         per share. See
"Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on The Nasdaq National Market, subject to official notice of issuance, under the symbol "GSIC."
    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
              ANY STATE SECURITIES COMMISSION PASSED UPON THE
                                    ACCURACY
                     OR ADEQUACY OF THIS PROSPECTUS. ANY
                               REPRESENTATION TO
                              THE CONTRARY IS A
                                    CRIMINAL
                                    OFFENSE.


                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................          $                  $                  $
Total.............................  $                  $                  $
Total Assuming Full Exercise of
  Over-Allotment Option(3)........  $                  $                  $

(1) See "Underwriting."
(2) Before deducting expenses estimated at $         , which are payable by the
    Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the
    Underwriters to purchase up to       additional shares, on the same terms,
    solely to cover over-allotments. See "Underwriting."
                              -------------------

    The Shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Shares of Common Stock will be made in New York City on or about
           , 1997.
                              -------------------
PAINEWEBBER INCORPORATED                                        UNTERBERG HARRIS
                                  ------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                                     [LOGO]


                        SYSTEM AND NETWORK INSTALLATIONS

ARTWORK: MAP OF THE WORLD INDICATING LOCATIONS WHERE THE COMPANY HAS COMPLETED INSTALLATIONS AND WHERE THE COMPANY HAS INSTALLATIONS IN PROGRESS.

    THE COMPANY INTENDS TO FURNISH ITS STOCKHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND AN OPINION THEREON EXPRESSED BY AN INDEPENDENT PUBLIC ACCOUNTING FIRM AND WITH QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION.


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS: (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) REFLECTS A 2.85-FOR-ONE STOCK SPLIT OF THE COMMON STOCK OF THE COMPANY, $.001 PAR VALUE ("COMMON STOCK") PRIOR TO THE CLOSING OF THIS OFFERING (THE "STOCK SPLIT"), (III) REFLECTS THE FILING, PRIOR TO THE CLOSING OF THIS OFFERING, OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY AND (IV) REFLECTS THE AUTOMATIC CONVERSION OF ALL OUTSTANDING SHARES OF ALL SERIES OF THE COMPANY'S CONVERTIBLE CLASS A PREFERRED STOCK AND CONVERTIBLE CLASS B PREFERRED STOCK (COLLECTIVELY, THE "CONVERTIBLE PREFERRED STOCK") INTO AN AGGREGATE OF 1,958,001 SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING (THE "PREFERRED STOCK CONVERSION"). SEE "DESCRIPTION OF CAPITAL STOCK," "CERTAIN TRANSACTIONS" AND NOTES 6 AND 7 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY HAS RECENTLY CHANGED ITS NAME FROM WORLDCOMM SYSTEMS INC. TO GLOBECOMM SYSTEMS INC.

                            ------------------------

                                  THE COMPANY


    Globecomm Systems Inc. ("GSI" or the "Company") designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as certain military applications. The Company's customers include prime communications infrastructure contractors, government-owned postal, telephone and telegraph providers ("PTTs"), other telecommunications carriers, producers and distributors of news and entertainment content and other corporations. The Company's ground segment systems typically consist of an earth station, which is an integrated system designed to transmit and receive signals to and from satellites, together with ancillary subsystems. The Company's ground segment networks are typically comprised of two or more ground segment systems communicating with a satellite and interconnected with a terrestrial network. Since the Company commenced operations in August 1994, it has completed, or is in the process of completing, the installation of 57 ground segment systems and networks in 21 countries.



    The Company's revenue grew from $72,000 at the end of its first fiscal year to $13.5 million for the fiscal year ended June 30, 1996, and to $21.5 million for the nine months ended March 31, 1997. During the nine months ended March 31, 1997, the Company booked $37.5 million in contract orders and at March 31, 1997 had a backlog of $27.6 million of contract orders. The Company believes that its revenue growth and its ability to compete are based on its unique combination of competitive advantages which include: (i) an experienced management group with extensive technological and engineering expertise, (ii) the proven ability to meet the complex satellite ground segment requirements of its customers in diverse political, economic and regulatory environments in various locations around the world and (iii) its ability to identify, develop and maintain strategic relationships with developers and suppliers of leading-edge technologies which enhance performance, reduce costs and broaden applications of the Company's ground segment systems and networks.



    The Company has recently established a subsidiary, NetSat Express, Inc. ("NetSat"), to develop service revenues by providing high-speed, satellite-delivered data communications to developing markets worldwide. In order to accomplish this objective, NetSat intends to leverage: (i) the Company's expertise in satellite ground segment system and network implementation, (ii) extensive management experience in providing satellite-delivered communications services, (iii) the knowledge and capabilities of local market strategic partners and (iv) DirecPC and Personal Earth Station technology developed and owned by Hughes Network Systems, Inc., a subsidiary of Hughes Electronics Corp. ("Hughes Network Systems" or "HNS"). Each project for which NetSat uses HNS' DirecPC technology will require the grant of a license from HNS to NetSat. NetSat currently is pursuing joint ventures with local partners in Russia and Brazil to market low-cost, high-speed satellite Internet access services, as well as intranet services, to corporate, educational and government customers who have limited or no access to terrestrial network infrastructure capable of supporting the economical delivery of such services. To date, NetSat has generated only limited revenues.


    According to Federal Communications Commission (the "FCC") estimates, providers of satellite-delivered communications services generated approximately $13.8 billion in revenues in 1995, which amount is projected to grow at a compound annual rate of 21% to approximately $37.0 billion in 2000. The Company believes this expected growth in satellite communications services will require significant investment in new ground segment system and network infrastructure. Based on industry sources, the markets for ground segment systems and networks in which the Company competes had aggregated revenues of approximately $1.6 billion in 1996 and are projected to grow at a compound annual rate of approximately 11% to revenues of approximately $2.5 billion by the year 2000. Although there are currently no reliable data available on the market for satellite-delivered Internet and intranet applications in developing countries, a market in which the Company participates through NetSat, the Company believes such market has potential for rapid growth. The FCC has estimated that satellite-delivered data communications services accounted for approximately $1.3 billion of service revenues worldwide in 1995 and that this amount will grow at a compound annual rate of approximately 26% to revenues of approximately $4.2 billion in 2000.

    The Company believes that the growth in demand for ground segment infrastructure is principally a result of the following major factors: (i) global deregulation and privatization of government-owned monopoly telecommunications carriers and the emergence of competitive carriers, each of which is driving capital investment, (ii) rapidly growing worldwide demand for communications services generally, including data communications services over the Internet and corporate intranets, (iii) relative cost-efficiency of satellite communications for many applications and (iv) technological advancements which reduce costs and increase capacity, thereby broadening applications for both satellite and terrestrial networks.

    The Company's business strategy is to expand its market share in its ground segment systems and networks business, improve its profitability and create opportunities to capture recurring service revenues. The Company intends to execute this strategy by: (i) targeting communications infrastructure development opportunities worldwide, (ii) focusing on high margin engineering-intensive ground segment system and network projects, (iii) developing strategic customer relationships, (iv) developing strategic supplier relationships and (v) entering the satellite-delivered data communications services business through NetSat.


    The Company seeks to build close relationships with customers for whom it can provide complementary engineering skills by working as part of their system development teams. A key objective of this strategy is to obtain this business on a negotiated basis, rather than through the competitive bidding process, which is likely to carry a lower margin. To date, the Company has developed strategic relationships with two of its customers: Hughes Network Systems and Thomson-CSF ("Thomson"). The Company sought the establishment of these relationships based on these customers' abilities to: (i) generate significant potential revenues for the Company, (ii) provide access to a large number of potential business opportunities as a result of their size and global operations and (iii) provide access to complementary technologies and expertise that could serve as competitive advantages for the Company. At March 31, 1997, Hughes Network Systems and Thomson owned equity interests in the Company of 3.7% and 6.3%, respectively. In addition, Hughes Network Systems owns a 19% equity stake in NetSat, with an option to increase this position to 29%.



    In addition to its strategic customer relationships, the Company also seeks to develop strategic relationships with suppliers which it believes are each in a position to supply products, technologies or services which will improve the Company's competitive position in one or more of the market segments it serves. As of March 31, 1997, the Company has made equity investments aggregating approximately $885,000 in three such companies. These suppliers enable the Company to outsource a significant portion of its research and development efforts and gain access to advanced technology while the Company continues its independence to select the most suitable products and technologies to deliver to its customers from any suppliers.

                                  THE OFFERING


Common Stock Offered by the Company..........  shares

Common Stock to be outstanding after the
  Offering(1)................................  shares

Use of Proceeds..............................  Working capital, start-up expenses and investments associated with Netsat, capital
                                               expenditures, investments in strategic
                                               suppliers, potential acquisitions and general
                                               corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  GCOM


------------------------------


(1) Based on the number of shares outstanding as of March 31, 1997. Excludes 1,669,032 shares of Common Stock issuable upon the exercise of stock options outstanding at March 31, 1997. Also excludes 64,125 shares of Common Stock issuable upon exercise of warrants. See "Capitalization," "Management--1997 Stock Incentive Plan" and Notes 6 and 8 of Notes to Consolidated Financial Statements.

                         ------------------------------


    The Company was incorporated in Delaware on August 17, 1994. The Company's principal executive offices are located at 375 Oser Avenue, Hauppauge, New York 11788, and its telephone number is (516) 231-9800.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    PERIOD FROM                        NINE MONTHS
                                                                  AUGUST 17, 1994                         ENDED
                                                                    (INCEPTION)                         MARCH 31,
                                                                 THROUGH JUNE 30,    YEAR ENDED    --------------------
                                                                       1995         JUNE 30,1996     1996       1997
                                                                 -----------------  -------------  ---------  ---------

                                                                                                       (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................................      $      72        $  13,476    $  10,518  $  21,532
Costs of revenues..............................................             58           11,238        8,437     18,736
                                                                       -------      -------------  ---------  ---------
      Gross profit.............................................             14            2,238        2,081      2,796
                                                                       -------      -------------  ---------  ---------
Operating expenses:
  Selling and marketing........................................            346            1,915        1,253      2,216
  Research and development.....................................             --              712          488        352
  General and administrative...................................            772            1,945        1,432      2,534
                                                                       -------      -------------  ---------  ---------
Total operating expenses.......................................          1,118            4,572        3,173      5,102
                                                                       -------      -------------  ---------  ---------
      Loss from operations.....................................         (1,104)          (2,334)      (1,092)    (2,306)
Interest income, net...........................................             39               89           81        187
                                                                       -------      -------------  ---------  ---------
Loss before minority interests in operations of consolidated
  subsidiary ..................................................         (1,065)          (2,245)      (1,011)    (2,119)
Minority interests in operations of consolidated subsidiary....             --               --           --        275
                                                                       -------      -------------  ---------  ---------
      Net loss.................................................      $  (1,065)       $  (2,245)   $  (1,011) $  (1,844)
                                                                       -------      -------------  ---------  ---------
                                                                       -------      -------------  ---------  ---------
Pro forma net loss per share (unaudited)(1)....................                       $                       $
                                                                                    -------------             ---------
                                                                                    -------------             ---------
Shares used in computing pro forma net loss per share
  (unaudited)(1)...............................................
                                                                                    -------------             ---------
                                                                                    -------------             ---------

OTHER OPERATING DATA:
EBITDA(2)......................................................      $  (1,036)       $  (2,142)   $    (932) $  (2,041)
Capital expenditures...........................................            437              339          287      3,965
Backlog at end of period(3)....................................          7,716           11,588        7,266     27,563



                                                                                                   MARCH 31, 1997
                                                                                           ------------------------------
                                                                                                           PRO FORMA
                                                                                            ACTUAL      AS ADJUSTED(4)
                                                                                           ---------  -------------------
BALANCE SHEET DATA:
Cash and cash equivalents................................................................  $   6,309       $
Working capital..........................................................................     10,820
Total assets.............................................................................     23,716
Long-term debt...........................................................................         33
Stockholders' equity.....................................................................     16,550


------------------------
(1) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.


(2) EBITDA represents earnings before minority interests in operations of consolidated subsidiary, interest income, net, income taxes, depreciation and amortization expense. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all the Company's cash needs. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to other similarily titled measures of other companies.


(3) The Company records an order in backlog when it receives a firm contract or purchase order which identifies product quantities, sales price and delivery dates. Backlog represents the amount of unrecorded revenue on undelivered orders and a percentage of revenues from sales of products that have been shipped but have not been accepted by the customer. The Company's backlog at any given time is not necessarily indicative of future period revenues. See "Business--Backlog."

(4) Adjusted to reflect the sale of       shares of Common Stock offered hereby
    at an assumed initial public offering price of $         per share, after
    deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company.
                         ------------------------------

    Globecomm, GSI, NetSat Express and NetSat are trademarks of the Company. This Prospectus also includes trademarks and trade names of Hughes Network Systems and other companies.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT


    The Company, which was formed in August 1994, has a limited operating history upon which an evaluation of the Company and its prospects can be based and has incurred significant operating losses since its inception. The Company has financed its operations to date primarily from the sale of equity securities and, to a lesser degree, from stockholder loans. The Company generated its first revenue from its ground segment systems and networks business in June 1995 and has generated only minimal revenues from its satellite-delivered data communications services business, which commenced operations in July 1996. The Company incurred operating losses of $1.1 million, $2.3 million and $2.3 million during the fiscal years ended June 30, 1995 and 1996 and during the nine-month period ended March 31, 1997, respectively. The Company currently anticipates that it will incur further operating losses as it attempts to expand its business, and there can be no assurance that the Company will generate significant additional revenues or will ever generate positive operating or net income. As of March 31, 1997, the Company had an accumulated deficit of $5.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


INTENSE COMPETITION; LIMITED BARRIERS TO ENTRY

    The markets for both ground segment systems and networks and satellite-delivered data communications services are highly competitive. Many of the Company's competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to the Company. As a result, such competitors may be able to develop and expand their products and services more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than can the Company. In addition, there are limited barriers to entry in the Company's markets and certain of the Company's strategic suppliers and customers have technologies and capabilities in the Company's product areas and could choose to compete with the Company or to replace the Company's products or services with their own. The entry of new competitors, the decision by a strategic ally to compete with the Company or the decision by a customer to develop and employ in-house capability to satisfy its satellite communications needs could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

    There can be no assurance that the Company's competitors will not develop or acquire competing products or that such products will not be offered at significantly lower prices. In addition, current and potential competitors in both markets in which the Company competes have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross profit margins and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Competition."

    The Company also is dependent on the continued success and development of the satellite communications industry, which itself competes with other technologies such as terrestrial microwave, copper wire and fiber optic communications systems. Any failure of the satellite communications industry to continue to develop, or any technological development which significantly improves the capacity, cost or efficiency of such competing systems relative to satellite systems, could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Rapid Industry Change; Technological Obsolescence."

RELIANCE ON STRATEGIC RELATIONSHIPS

    The Company is dependent on certain customers and suppliers for the development and expansion of its ground segment system and network business. However, such relationships are not governed by any contract and accordingly neither the Company nor such customers or suppliers are obligated to maintain such strategic relationships. There can be no assurance that the Company will be able to maintain such strategic relationships, that its strategic customers and suppliers will continue to assist the Company by developing and expanding its business and by providing research and development expertise, or that such strategic customers and suppliers will not actually compete with the Company in the future. See "--Intense Competition; Limited Barriers to Entry."


    In addition, the Company relies on the Personal Earth Station and DirecPC technologies provided by Hughes Network Systems in connection with the planned operation of NetSat's satellite-delivered data communications services business. Each project for which NetSat uses HNS' DirecPC technology will require the grant of a license from HNS to NetSat. Hughes Network Systems is under no obligation to grant such licenses and there can be no assurance that NetSat will be able to negotiate such licensing arrangements with Hughes Network Systems on acceptable terms, or at all. In addition, failure to maintain a business relationship with Hughes Network Systems would have a material adverse effect on the Company's business, financial condition and results of operations.


    Because the Company intends to provide its satellite-delivered data communications services almost entirely in developing markets where the Company has little or no market experience, the Company will also be dependent on local partners in such markets to provide marketing expertise and knowledge of the local regulatory environment in order to facilitate the acquisition of necessary licenses and access to existing customers. The Company has not yet formally established an alliance with a local partner. The Company's failure to form and maintain such alliances with local partners, or the preemption or disruption of such alliances by the actions of the Company's competitors or otherwise, would adversely affect the Company's ability to penetrate and compete successfully in such emerging markets. There can be no assurance that the Company will be able to compete successfully in the future in such markets or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategic Relationships" and "--Competition."


RISK OF CUSTOMER CONCENTRATION



    The Company typically relies upon a small number of customers for a large portion of its revenues. For example, approximately 43% and 15% of the Company's revenues in fiscal 1996 and for the nine months ended March 31, 1997, respectively, were derived from sales to Hughes Network Systems. At March 31, 1997, $16.5 million, or approximately 60% of the Company's backlog, was accounted for by a contract between the Company and American Sky Broadcasting LLC ("A Sky B"). On February 25, 1997, The News Corporation Limited, the parent corporation of A Sky B, announced plans to merge A Sky B with Echostar Communications Corporation to form a nationwide satellite television service. There is no assurance that the merger will occur and the Company does not know what effect, if any, the merger, if it occurs, will have on its relationship with A Sky B. The Company expects that in the near term a significant portion of its revenues will continue to be derived from one or a limited number of customers (the identity of whom may vary from year to year) as the Company seeks to expand its business and its customer base. The reduction, delay, or cancellation of orders from one or more of such significant customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."


RISK OF MANAGEMENT OF RAPID GROWTH


    The Company has been significantly and rapidly expanding its operations since its inception. In order to pursue successfully the opportunities presented by the ground segment and emerging satellite-delivered communications and Internet/intranet-infrastructure markets, the Company will be required to continue to expand its operations. Such expansion has placed, and is expected to continue to place, a significant strain on the Company's personnel, management, financial and other resources. In order to manage any future growth effectively, the Company will, among other things, be required to attract, train, motivate and manage a significantly larger number of employees successfully to conduct product engineering and management, product implementation, sales activity and customer support activities; manage higher working capital requirements; and improve its operating and financial systems. Any failure to manage any future growth in an efficient manner and at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," "Business--Product Design, Assembly and Testing," "--Facilities" and "--Employees."

RISK OF FIXED-PRICE CONTRACTS

    Virtually all of the Company's contracts for installation of ground segment systems and networks are on a fixed-price basis. Profitability of such contracts is subject to inherent uncertainties as to the cost of performance. In addition to possible errors or omissions in making initial estimates, cost overruns may be incurred as a result of unforeseen obstacles, including both physical conditions and unexpected problems encountered in engineering, design and testing. Since the Company's business may at certain times be concentrated in a limited number of large contracts, a significant cost overrun on any one contract could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Customer Concentration."


INHERENT RISK OF INTERNATIONAL OPERATIONS



    Most of the Company's revenues are derived from sales to customers outside the United States. Revenues from foreign sales accounted for 21.8% and 50.0% of total revenues in fiscal 1996 and the nine-month period ended March 31, 1997, respectively, and the Company anticipates that foreign sales will continue to account for a significant portion of total revenues in the foreseeable future. The Company's foreign sales are generally denominated in U.S. dollars. Consequently, a decrease in the value of foreign currencies relative to the U.S. dollar may adversely affect demand for the Company's products and services by increasing the price of the Company's products and services in the currency of the countries in which they are sold. Additional risks inherent in the Company's international business activities include various and changing regulatory requirements, costs and risks of relying upon local subcontractors for the installation of its ground segment systems and networks, increased sales and marketing expenses, availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, potentially adverse taxes, complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. In addition, the Company is subject to the Foreign Corrupt Practices Act (the "FCPA") which may place the Company at a competitive disadvantage to foreign companies, which are not subject to the FCPA. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.


EMPHASIS ON DEVELOPING MARKETS; UNCERTAIN MARKET POTENTIAL

    The Company believes a substantial portion of the growth in demand for its ground segment systems and networks and its recently launched satellite-delivered data communications services will come from customers in developing countries. There can be no assurance that such increases in demand will occur or that prospective customers will accept such products and services in sufficient quantities or at all. The degree to which the Company is able to penetrate potential markets in developing countries will be affected in major part by the speed with which other competing elements of the communications infrastructure, such as telephone lines, other satellite-delivered solutions and fiber optic cable and television cable, are installed in the developing countries and with respect to the Company's data communications services, on the effectiveness of the Company's local partners in such markets. The failure to have its products and services accepted in developing countries would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Intense Competition; Limited Barriers to Entry" and "--Reliance on Strategic Relationships."

RAPID INDUSTRY CHANGE; TECHNOLOGICAL OBSOLESCENCE

    The telecommunications industry, including the satellite communications ground segment systems and networks and data communication services businesses, is characterized by rapid and continuous technological change. Future technological advances in the telecommunications industry may result in the availability of new products or services that could compete with the satellite ground segment products and services provided by the Company or render the Company's products and services obsolete. There can be no assurance that the Company will be successful in developing and introducing new products and services that meet changing customer needs or in responding to technological changes or evolving industry standards in a timely manner, if at all, or that services or technologies developed by others will not render the Company's products or services noncompetitive. Any failure by the Company to respond to changing market conditions, technological developments, evolving industry standards or changing customer requirements, or the development of competing technology or products that render the Company's products and services noncompetitive or obsolete would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development" and "-- Competition."

DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY

    The Company currently procures most of the critical components and services for its products from single or limited sources in connection with specific contracts and does not otherwise carry significant inventories or have long-term or exclusive supply contracts with its source vendors. The Company has from time to time experienced delays in receiving products from certain of its vendors due to quality control or manufacturing problems, shortages of materials or components or product design difficulties. There can be no assurance that similar problems will not recur or that replacement products will be available when needed at commercially reasonable rates, or at all. If the Company were to change certain of its vendors, the Company would be required to perform additional testing procedures upon the components supplied by such new vendors, which could prevent or delay product shipments. Additionally, prices could increase significantly in connection with changes of vendors. Any inability of the Company to obtain timely deliveries of materials of acceptable quality or timely services, or any significant increase in the prices of materials or services, could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Risk of Fixed-Price Contracts," "--Quarterly Fluctuations" and "Business--Product Design, Assembly and Testing."

QUARTERLY FLUCTUATIONS

    The Company may in the future experience significant quarter to quarter fluctuations in its results of operations, which may result in volatility in the price of the Company's Common Stock. Quarterly results of operations may fluctuate as a result of a variety of factors, including the timing of the initiation and completion of contracts, the demand for the Company's products and services, the introduction of new or enhanced products and services by the Company or its competitors, market acceptance of new products and services, the mix of revenues between custom-built satellite communications systems and networks designed for its customers and standard installations provided to its customers, the growth of demand for Internet infrastructure-based products and services in developing countries, the timing of significant marketing programs, the extent and timing of the hiring of additional personnel, competitive conditions in the industry and general economic conditions. Due to the foregoing factors, it is likely that in one or more future quarters the Company's operating results will be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results."


RISK OF FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS


    The Company is subject to various federal laws and regulations which may have negative effects on the Company. The Company intends to erect a teleport in Hauppauge, New York, which will be subject to FCC Rules and Regulations. The Company will be required to obtain a license from the FCC for both domestic and international operation of the teleport and must operate it in compliance with FCC Rules and Regulations for the term of the license. There can be no assurance that the Company will be able to obtain or maintain the necessary license. See "Business--Government Regulation."

    Under the FCC Rules and Regulations, non-U.S. citizens or their representatives, foreign governments, or corporations otherwise subject to control by non-U.S. citizens, may not own more than 20% of a licensee directly, or, if the FCC finds it consistent with the public interest, may not own more than 25% of the parent of a licensee. Non-U.S. citizens may not serve as officers of a licensee or as members of a licensee's board of directors, although the FCC may waive this requirement in whole or in part. Failure to comply with these requirements may result in the FCC issuing an order to the entity requiring divestiture of alien ownership to bring the entity into compliance with the FCC Rules and Regulations. In addition, fines, a denial of renewal or revocation of the license are possible. The Company has no knowledge of any present foreign ownership which would result in a violation of the FCC Rules and Regulations, but there can be no assurance that foreign holders will not in the future hold more than 20% or 25% of the Common Stock of the Company.

    Regulatory schemes in countries in which the Company may seek to provide its satellite-delivered data communications services may impose impediments on the Company's operations. Certain countries in which the Company intends to operate have telecommunications laws and regulations that do not currently contemplate technical advances in broadcast technology such as Internet/intranet transmission by satellite. There can be no assurance that the present regulatory environment in any such country will not be changed in a manner which may have a material adverse impact on the Company's business. The Company or its local partners typically must obtain authorization for each country in which the Company provides its satellite-delivered data communications services. Although the Company believes that it or its local partners will be able to obtain the requisite licenses and approvals from the countries in which the Company intends to provide service, the regulatory schemes in each country are different and thus there may be instances of noncompliance of which the Company is not aware. Although the Company believes these regulatory schemes will not prevent the Company from pursuing its business plan, there can be no assurance such licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities, or that necessary licenses and approvals will be granted on a timely basis in all jurisdictions in which the Company wishes to offer its services or that restrictions applicable thereto will not be unduly burdensome. See "Business--Government Regulation."

    The sale of the Company's ground segment systems and networks outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect the Company's competitive position. In addition, in order to ship its products into European Union countries, the Company must satisfy certain technical requirements. If the Company were unable to comply with such requirements with respect to a significant quantity of the Company's products, the Company's sales in Europe could be restricted, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

DEPENDENCE ON KEY PERSONNEL

    The Company's future success depends to a significant extent on its executive officers and certain technical, managerial and marketing personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains term life insurance in the amount of $1.0 million on David E. Hershberg, the Chairman and Chief Executive Officer of the Company and term life insurance in the amount of $500,000 for each of Messrs. Miller, DiCicco, Woodring, Yablonski and Melfi, all of whom are officers of the Company. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires to grow and operate profitably. See "Management--Directors and Executive Officers and Other Key Employees" and "Business--Employees."

PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT

    The Company relies heavily on the technological and creative skills of its personnel, new product developments, computer programs and designs, frequent product enhancements, reliable product support and proprietary technological expertise in maintaining its competitive position, and lacks patent protection for its products and services. There can be no assurance that others will not independently develop or acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary and confidential technological expertise or disclose such technologies or that the Company can ultimately protect its rights to such proprietary technological expertise.

    The Company generally relies on confidentiality agreements with its consultants, key employees and sales representatives to protect its proprietary technological expertise, and generally controls access to and distribution of its technology, software and other proprietary information. Despite these precautions, there can be no assurance that such agreements will not be breached, that the Company will have adequate remedies for any such breach or that a third party will not copy or otherwise obtain and use the Company's products or technology without authorization or develop similar products or technology independently. Failure by the Company to maintain protection of its proprietary technological expertise for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

    The Company is subject to the risk of alleged infringement of intellectual property rights of others. Most of the Company's officers and employees were formerly officers or employees of other companies in the industry. The Company believes that neither it nor its officers or employees have violated any agreements with, or obligations to, prior employers. Although the Company is not aware of any pending or threatened infringement claims with respect to the Company's current or future products, there can be no assurance that third parties, including previous employers, will not assert such claims or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce or protect the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company currently has two patent applications pending in the United States and intends to seek further patents on its technology, if appropriate. There can be no assurance that patents will issue from any of the Company's pending or any future applications or that any claims allowed from such applications will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the

Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely.

    The Company has filed an application for registration of Globecomm Systems Inc. as a service mark in the United States and has filed applications for registration of NetSat Express as a trademark and service mark in the United States, Singapore, the European Union and the Russian Federation and as a trademark in Brazil, and intends to seek registration of other trademarks and service marks in the future. There can be no assurance that registrations will be granted from any of the Company's pending or future applications, or that any registrations that are granted to the Company will prevent others from using similar trademarks and service marks in connection with related goods and services.


RISK OF CONCENTRATED OWNERSHIP


    Upon completion of this Offering, the Company's officers and directors, and
their affiliates, will beneficially own approximately       shares, constituting
approximately    % of the Company's outstanding Common Stock. These
stockholders, if acting together, may be able to exert significant influence over the election of directors and other corporate actions requiring stockholder approval. See "Management" and "Principal Stockholders."


RISK OF SALES OF COMMON STOCK UPON EXPIRATION OF RULE 144 HOLDING PERIOD AND
  LOCK-UP AGREEMENTS



    Sales of substantial numbers of shares of Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock.
Upon completion of this Offering, the Company will have outstanding       shares
of Common Stock. In addition to the       shares of Common Stock offered hereby,
as of the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date"), there will be 5,834,038 shares of Common Stock outstanding, all of which are "restricted securities" under the Securities Act. Certain stockholders of the Company are subject to lock-up agreements providing generally that they will not offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of PaineWebber Incorporated which may be given at any time, without notice, with respect to all or any portion of such shares. Certain other stockholders of the Company are subject to lock-up agreements providing generally that they will not offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of one year after the date of this Prospectus the "One-Year Lock-Up Period" without the prior written consent of PaineWebber Incorporated which may be given at any time, without notice, with respect to all or any portion of such shares. Taking into account the lock-up agreements and notwithstanding possible earlier eligibility for resale under the provisions of Rules 144 and 701, the numbers of shares that will be available for sale in the public market will be as follows. Beginning 90 days after the Effective Date, approximately 529,669 shares of restricted securities will become eligible for resale in the public market. Upon the expiration of the Lock-Up Period, or earlier upon the consent of PaineWebber Incorporated, approximately 4,662,123 shares of restricted securities (including approximately 354,164 shares issuable upon exercise of vested options) will be eligible for sale in the public market and, as of that date, approximately 2,482,005 of such shares will be subject to certain volume and other resale restrictions pursuant to Rule 144 and approximately 1,688,972 of such shares will be eligible for sale without restriction under Rule 144(k). Upon the expiration of the One-Year Lock-Up Period, or earlier upon the consent of PaineWebber Incorporated, approximately 1,283,555 additional shares of restricted securities (including approximately 50,235 additional shares issuable upon exercise of vested options) will be eligible for sale in the public market and, as of that date, approximately 1,149,473 of such shares will be subject to certain and other resale restrictions pursuant to Rule 144 of which none of such shares will be eligible for sale without restriction under Rule 144(k).

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this Offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, acceptance of satellite communication services in developing countries, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have affected the market price of securities of many companies in the telecommunications and high technology industries. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "--Quarterly Fluctuations" and "Underwriting."

MANAGEMENT'S DISCRETION OVER APPLICATION OF PROCEEDS OF THE OFFERING


    The Company has no specific plan for the net proceeds of this Offering other than to fund capital expenditures and investments and for general working capital purposes. As a consequence, the Company's management will have broad discretion over the allocation of the proceeds for the foreseeable future. Pending any such uses, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds."



POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF
  INCORPORATION AND BY-LAWS


    The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without stockholder approval, up to 1,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which will generally prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The foregoing and other provisions of the Certificate of Incorporation and the Company's By-laws, as amended (the "By-laws") and the application of Section 203 of the Delaware General Corporation Law could have the effect of deterring certain takeovers or delaying or preventing certain changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. See "Description of Capital Stock--Preferred Stock" and "--Delaware Anti-takeover Statute."

SUBSTANTIAL DILUTION

    Purchasers of shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the initial public offering price. Additional dilution will occur upon exercise of outstanding options, warrants and preemptive rights. In addition, Thomson is entitled to receive shares of Common Stock equal to 1% of the Company's Common Stock outstanding upon the acceptance by the Company of each of the next four $3.0 million of orders placed by Thomson with the Company through May 1998. See "Dilution" and "Business--Strategic Relationships-- Thomson-CSF."

ABSENCE OF DIVIDENDS

    The Company has never paid any cash dividends on the Common Stock and does not anticipate paying any cash dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's operations and in the expansion of its business. See "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from this Offering are estimated to be
approximately $         ($      if the Underwriters' over-allotment option is
exercised in full), assuming an initial public offering price of $    per share
and after deducting underwriting discounts and commissions and estimated Offering expenses.


    The Company anticipates that approximately $         million of the net
proceeds from this Offering will be used to fund capital expenditures, investments in strategic suppliers, including the exercise of certain stock purchase rights and potential acquisitons of complementary businesses, products or technologies, although there are no current agreements or negotiations with
respect to any such transactions. Approximately $         million of the net
proceeds will be used to fund start-up expenses and investments in potential international joint ventures associated with NetSat. The remainder of the net proceeds will be used to fund working capital requirements, increased selling and marketing efforts, increased internal research and development expenses and for general corporate purposes.


    Pending such uses, the net proceeds will be invested in short-term debt instruments, certificates of deposit or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its capital stock since inception and does not expect to pay dividends in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the expansion of its business. The payment of any cash dividends in the future will depend on the Company's earnings, financial condition, results of operations, capital needs, and other factors deemed pertinent by the Company's Board of Directors, subject to laws and regulations then in effect.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1997: (i) on a pro forma basis to give effect to the Stock Split, the Preferred Stock Conversion and the authorization of additional shares of Common Stock and Preferred Stock, $.001 par value and (ii) on a pro forma as adjusted
basis to give effect to the sale by the Company of       shares of Common Stock
at an assumed initial public offering price of $         per share, after
deducting underwriting discounts and commissions and estimated Offering expenses, and the application of the estimated net proceeds therefrom.



                                                                                         MARCH 31, 1997
                                                                                    ------------------------
                                                                                                  PRO FORMA
                                                                                     PRO FORMA   AS ADJUSTED
                                                                                    -----------  -----------
                                                                                         (IN THOUSANDS)
Cash and cash equivalents, including restricted cash of $1.5 million..............   $   7,800    $
                                                                                    -----------  -----------
                                                                                    -----------  -----------
Long-term debt, including current portion.........................................   $      83    $      83

Stockholders' equity:
  Preferred Stock, $.001 par value, 1,000,000 shares authorized; none issued and
    outstanding on a pro forma or pro forma as adjusted basis.....................      --           --
  Common Stock, $.001 par value, 12,000,000 shares authorized; 5,834,038 shares
    issued and outstanding on a pro forma basis; and       shares issued and
    outstanding on a pro forma as adjusted basis(1)...............................           6
Additional paid-in capital........................................................      21,698
Accumulated deficit...............................................................      (5,154)      (5,154)
                                                                                    -----------  -----------
    Total stockholders' equity....................................................      16,550
                                                                                    -----------  -----------
      Total capitalization........................................................   $  16,633    $
                                                                                    -----------  -----------
                                                                                    -----------  -----------


------------------------------


(1) Based on the number of shares outstanding as of March 31, 1997. Excludes 1,669,032 shares of Common Stock issuable upon the exercise of stock options outstanding at March 31, 1997 with a weighted average exercise price of $5.89 per share. At March 31, 1997, 610,968 shares of Common Stock were available for issuance under the Company's stock option plans. Also excludes 64,125 shares of Common Stock issuable upon exercise of warrants, all with an exercise price of $8.07 per share. See "Capitalization," "Management--1997 Stock Incentive Plan" and Notes 6 and 8 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of the Company as of March 31, 1997 was approximately $16.5 million or $2.84 per share of Common Stock. "Pro forma net tangible book value per share" is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding and gives effect to the Stock Split and the Preferred Stock
Conversion. After giving effect to the sale by the Company of       shares of
Common Stock in this Offering (at an assumed initial public offering price of
$         per share) and after deducting the estimated underwriting discounts and Offering expenses, the pro forma net tangible book value of the Company as
of March 31, 1997 would have been $         or $         per share of Common
Stock. This represents an immediate increase in pro forma net tangible book
value per share of $         to existing holders and immediate dilution in pro
forma net tangible book value of $         per share to new investors. The
following table illustrates the per share dilution:



Assumed initial public offering price per share..........             $
                                                                      ---------
  Pro forma net tangible book value before the
    Offering.............................................  $    2.84
  Increase attributable to new investors.................
                                                           ---------
Pro forma net tangible book value after the Offering.....
                                                                      ---------
Dilution per share to new investors......................             $
                                                                      ---------
                                                                      ---------



    The following table summarizes, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares offered by the Company hereby (at an assumed
initial public offering price of $         per share).



                                                         SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                      -----------------------  --------------------------        PRICE
                                                        NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                                      ----------  -----------  -------------  -----------  ------------
Existing stockholders...............................   5,834,038            %  $  25,497,513            %   $     4.37
New investors.......................................                                                        $
                                                      ----------       -----   -------------       -----
    Total...........................................                   100.0%                      100.0%
                                                      ----------       -----   -------------       -----
                                                      ----------       -----   -------------       -----



    The foregoing is based on the number of shares outstanding as of March 31, 1997 and assumes no exercise of any outstanding options or warrants. At March 31, 1997, there were outstanding options to purchase an aggregate of 1,669,032 shares at a weighted average exercise price of $5.89 per share. Additionally, on March 31, 1997 there were outstanding warrants which may be exercised for up to 64,125 shares of Common Stock at a price of $8.07 per share. Additional dilution will occur upon exercise of the outstanding warrants or options. See "Management--1997 Stock Incentive Plan" and Notes 6 and 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The consolidated statement of operations data for the period from the Company's inception on August 17, 1994 through June 30, 1995 and for the fiscal year ended June 30, 1996, and the balance sheet data at June 30, 1995 and 1996 have been derived from consolidated financial statements audited by Price Waterhouse LLP, independent accountants. The audited Consolidated Financial Statements and the Notes thereto are included elsewhere in this Prospectus. The selected consolidated financial data for the nine months ended March 31, 1996 and March 31, 1997 are derived from unaudited consolidated financial statements of the Company, which are included elsewhere in this Prospectus. The unaudited consolidated financial data includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation. The results of operations for the nine months ended March 31, 1997 are not necessarily indicative of the results for any future period or for the full fiscal year ending June 30, 1997.



                                                               PERIOD FROM
                                                             AUGUST 17, 1994
                                                               (INCEPTION)                   NINE MONTHS ENDED
                                                              THROUGH JUNE    YEAR ENDED         MARCH 31,
                                                                   30,         JUNE 30,    ----------------------
                                                                  1995           1996         1996        1997
                                                             ---------------  -----------  -----------  ---------
                                                                                                (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................     $      72      $  13,476    $  10,518   $  21,532
Costs of revenues..........................................            58         11,238        8,437      18,736
                                                                  -------     -----------  -----------  ---------
      Gross profit.........................................            14          2,238        2,081       2,796
                                                                  -------     -----------  -----------  ---------
Operating expenses:
  Selling and marketing....................................           346          1,915        1,253       2,216
  Research and development.................................            --            712          488         352
  General and administrative...............................           772          1,945        1,432       2,534
                                                                  -------     -----------  -----------  ---------
Total operating expenses...................................         1,118          4,572        3,173       5,102
                                                                  -------     -----------  -----------  ---------
      Loss from operations.................................        (1,104)        (2,334)      (1,092)     (2,306)
Interest income, net.......................................            39             89           81         187
                                                                  -------     -----------  -----------  ---------
Loss before minority interests in operations of
  consolidated subsidiary..................................        (1,065)        (2,245)      (1,011)     (2,119)
Minority interests in operations of consolidated
  subsidiary...............................................            --             --           --         275
                                                                  -------     -----------  -----------  ---------
      Net loss.............................................     $  (1,065)     $  (2,245)   $  (1,011)  $  (1,844)
                                                                  -------     -----------  -----------  ---------
                                                                  -------     -----------  -----------  ---------
Pro forma net loss per share (unaudited)(1)................                    $                        $
                                                                              -----------               ---------
                                                                              -----------               ---------
Shares used in computing pro forma net loss per share
  (unaudited)(1)...........................................
                                                                              -----------               ---------
                                                                              -----------               ---------
OTHER OPERATING DATA:
EBITDA(2)..................................................     $  (1,036)     $  (2,142)   $    (932)  $  (2,041)
Capital expenditures.......................................           437            339          287       3,965
Backlog at end of period(3)................................         7,716         11,588        7,266      27,563

                                                                                           JUNE 30,         MARCH 31,
                                                                                     --------------------  -----------
                                                                                       1995       1996        1997
                                                                                     ---------  ---------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................................  $   3,507  $   3,435   $   6,309
Working capital....................................................................      2,663      4,727      10,820
Total assets.......................................................................      6,375      9,503      23,716
Long-term debt.....................................................................        109         74          33
Stockholders' equity...............................................................      3,207      5,730      16,550


------------------------------

(1) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.


(2) EBITDA represents earnings before minority interests in operations of consolidated subsidiary, interest income, net, income taxes, depreciation and amortization expense. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all the Company's cash needs. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to other similarly titled measures of other companies.


(3) The Company records an order in backlog when it receives a firm contract or purchase order which identifies product quantities, sales price and delivery dates. Backlog represents the amount of unrecorded revenue on undelivered orders and a percentage of revenues from sales of products that have been shipped but have not been accepted by the customer. The Company's backlog at any given time is not necessarily indicative of future period revenues. See "Business--Backlog."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company designs, assembles and installs satellite ground segment systems and networks. In addition, it is currently in the early stages of expanding its business to provide high-speed, satellite-delivered data communications services, including Internet access, to areas of the world which lack the terrestrial communication network infrastructure required to provide such services on a cost-effective basis.

    The Company was founded in August 1994 and was a development-stage enterprise for the period from its inception through June 30, 1995. During this period it was involved in various start-up activities, including raising capital, acquiring equipment, leasing office space, recruiting and training personnel and developing its initial marketing efforts. The Company began generating revenue during June 1995, and has grown rapidly since that date.

    Since the Company's inception, substantially all of the Company's revenue has been generated by its satellite ground segment-related operations. Contracts for these ground segment systems and networks have been in virtually all cases fixed-price contracts. The period from contract award through installation of ground segment systems and networks supplied by the Company generally requires from three to 12 months. The Company uses the percentage of completion method of accounting for contract revenues, upon the achievement of certain milestones. Accordingly, most of the revenue from sales of products is typically recognized when the product is shipped, with the balance recognized at the time of acceptance by the customer. Revenues from providing services are recognized at the time the service is performed. Costs of revenues are generally recorded based on the relationship of the amount of projected final costs to the percentage of revenue recorded for the specific contract. See Note 2 of Notes to Consolidated Financial Statements.

    The Company's role in supplying a particular system or network may range from designing systems and acquiring and installing the components required to meet a customer's specific design specifications to the complete design and engineering of the ground segment of a satellite communications network. The profitability of any particular contract is affected significantly by: (i) the extent to which the Company is called upon to perform relatively high value-added design activities, (ii) whether the contract is awarded on a negotiated basis or by competitive bid, (iii) the extent to which the system or network can be implemented by replicating previously engineered products and
(iv) competitive factors. Generally, the lowest margins are experienced for ground segment systems and networks built to customer-engineered specifications, installed under a contract awarded through a competitive bidding process and requiring a minimum of engineering by the Company. The highest margins generally are experienced for engineering-intensive, value-added ground segment systems and networks designed by the Company.


    The Company typically relies upon a small number of customers for a large portion of its revenues. For example, approximately 43% and 15% of the Company's revenues in fiscal 1996 and for the nine months ended March 31, 1997, respectively, were derived from sales to Hughes Network Systems. At March 31, 1997, $16.5 million, or approximately 60% of the Company's backlog, was accounted for by a contract between the Company and A Sky B. On February 25, 1997, The News Corporation Limited, the parent corporation of A Sky B, announced plans to merge A Sky B with Echostar Communications Corporation to form a nationwide satellite television service. There is no assurance that the merger will occur and the Company does not know what effect, if any, the merger, if it occurs, will have on its relationship with A Sky B. The Company expects that in the near term a significant portion of its revenues will continue to be derived from one or a limited number of customers (the identity of whom may vary from year to year) as the Company seeks to expand its business and its customer base. The reduction, delay, or cancellation of orders from one or more of such significant customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Customer Concentration" and "Business--Customers."

    Costs of revenues consist primarily of the costs of purchased material, direct labor and related overhead expenses, project-related travel, living costs and subcontractor salaries. Selling and marketing expenses consist primarily of salaries and travel and living costs for sales and marketing personnel. Research and development expenses consist primarily of salaries and related overhead expenses paid to engineers. The Company also benefits from research and development conducted by its strategic suppliers. See "Business--Research and Development." General and administrative expenses consist of expenses associated with the Company's management, accounting, contract and administrative functions. The Company anticipates that selling and marketing, research and development and general and administrative expenses will continue to increase during the next several years due to expected increases in personnel and expenses related to supporting the Company's expanding customer base.


    The Company and Thomson entered into an agreement in November 1995 under which Thomson purchased 199,500 shares of Common Stock of the Company at $4.68 per share. Pursuant to this agreement, the Company is obligated to issue up to an additional 5% of its Common Stock under the following conditions: 1% of the then outstanding Common Stock upon acceptance of sales orders from Thomson totalling $1.5 million, and 1% of the then outstanding Common Stock upon the acceptance of each of four subsequent increments of $3.0 million of sales orders from Thomson. This obligation to provide shares based on orders placed by Thomson remains in effect until May 1998. Upon the issuance of shares under this agreement, the Company currently recognizes sales and marketing expense based on a price of $4.68 per share, the fair market value of the shares at the date of issuance, which was also the date of the agreement. Such amounts are recorded initially in the balance sheet as prepaid expenses until the related orders are recorded as revenue, at which time such amounts are recorded in the statement of operations. Due to potential changes in the accounting treatment of such share issuances, there can be no assurance that the Company, if it accepts such sales orders, will not have to recognize sales and marketing expense based on the fair market value at the date of purchase rather than at the date of the agreement. In November 1995, the Company issued 37,147 shares of Common Stock to Thomson under this arrangement after receipt of sales orders totaling $1.5 million, resulting in the recognition of $173,743 of selling and marketing expense during the nine months ended March 31, 1997. See "Dilution," "Business--Strategic Relationships--Thomson-CSF" and Note 6 of Notes to Consolidated Financial Statements.



    The Company consolidates the operating results of NetSat subject to the minority interests relating to Hughes Network Systems' 19% investment in NetSat. For the nine months ended March 31, 1997, the minority interests in the operations of consolidated subsidiary recorded was $275,000, the total amount of HNS' and PolyVentures' capital contributions to NetSat. In the future (unless a party other than the Company makes an additional capital contribution to NetSat), the Company will consolidate 100% of NetSat's operating losses. If NetSat's operations achieve profitability in the future, the Company would continue to consolidate 100% of NetSat's operating results until such time as the amount of profits otherwise attributable to Hughes Network Systems would have fully offset their proportionate share of NetSat's losses previously recorded by the Company. In addition, Hughes Network Systems has the right, until August 2001, to increase its equity interest in NetSat to 29% at nominal cost.


    The Company currently accounts for its interests in its strategic supplier partners and other investees using the cost method of accounting. To the extent that the Company exercises any of its options to increase its equity interest in such investee to greater than 20% and has the ability to exercise significant influence over the operating and financial policies of the investee, the Company's equity in the net income or loss of such investee would be accounted for using the equity method of accounting. In the event that the Company increases its interest in any of its investees such that it would be required to convert to accounting for such interest using the equity method, generally accepted accounting principles require that the Company's historical financial statements be adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition with respect to the results of any such investee for the periods prior to using the equity method. See "Business--Strategic Relationships."

    Due to the Company's development stage status prior to June 30, 1995, and its rapid growth since that date, the comparison of its financial position and results of operations from one period to another, as set forth below, is of limited utility in predicting future results, and should be viewed with considerable caution.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:


                                                                       PERIOD FROM
                                                                     AUGUST 17, 1994                  NINE MONTHS ENDED
                                                                       (INCEPTION)
                                                                      THROUGH JUNE     YEAR ENDED         MARCH 31,
                                                                           30,          JUNE 30,     --------------------
                                                                          1995            1996         1996       1997
                                                                     ---------------  -------------  ---------  ---------
PERCENTAGE OF TOTAL REVENUES:
Revenues...........................................................         100.0%          100.0%       100.0%     100.0%
Costs of revenues..................................................          81.0            83.4         80.2       87.0
                                                                          -------           -----    ---------  ---------
      Gross profit.................................................          19.0            16.6         19.8       13.0
                                                                          -------           -----    ---------  ---------
Operating expenses:
  Selling and marketing............................................         482.4            14.2         11.9       10.3
  Research and development.........................................        --                 5.3          4.6        1.6
  General and administrative.......................................       1,075.8            14.4         13.7       11.8
                                                                          -------           -----    ---------  ---------
Total operating expenses...........................................       1,558.2            33.9         30.2       23.7
                                                                          -------           -----    ---------  ---------
    Loss from operations...........................................      (1,539.2)          (17.3)       (10.4)     (10.7)
Interest income, net...............................................          54.7              .7           .8         .9
                                                                          -------           -----    ---------  ---------
Loss before minority interests in operations of consolidated
  subsidiary.......................................................      (1,484.5)          (16.6)        (9.6)      (9.8)
Minority interests in operations of consolidated subsidiary........        --              --           --            1.2
                                                                          -------           -----    ---------  ---------
      Net loss.....................................................      (1,484.5)%         (16.6  )%      (9.6)%      (8.6)%
                                                                          -------           -----    ---------  ---------
                                                                          -------           -----    ---------  ---------



    NINE MONTHS ENDED MARCH 31, 1997 AND 1996



    REVENUES. Revenues, which were derived from sales of ground segment systems and networks, increased by $11.0 million, or 104.7%, to $21.5 million for the nine months ended March 31, 1997 from $10.5 million for the nine months ended March 31, 1996. The increase was primarily the result of an increase in the number of shipments and/or completion of contracts from 14 for the nine months ended March 31, 1996 to 37 for the nine months ended March 31, 1997.



    COSTS OF REVENUES. Costs of revenues increased by $10.3 million, or 122.1%, to $18.7 million for the nine months ended March 31, 1997 from $8.4 million for the nine months ended March 31, 1996. The increase was primarily due to the increase in the shipment and/or completion of ground segment systems and networks contracts. Costs of revenues as a percentage of revenues was 87.0% for the nine months ended March 31, 1997 compared to 80.2% for the nine months ended March 31, 1996.



    GROSS PROFIT. Gross profit increased by $715,000 to $2.8 million for the nine months ended March 31, 1997 from $2.1 million for the nine months ended March 31, 1996. The increase was primarily due to the increase in the shipment of ground segment systems and networks. Gross profit as a percentage of revenues was 13.0% for the nine months ended March 31, 1997 compared to 19.8% for the nine months ended March 31, 1996. Such decrease was due primarily to an increase in orders awarded through a competitive bidding process, which typically result in lower gross profit margins than negotiated contracts and a contract awarded in the previous period with an unusually high profit margin.

    SELLING AND MARKETING. Selling and marketing expenses increased by $963,000, or 76.9%, to $2.2 million for the nine months ended March 31, 1997 from $1.3 million for the nine months ended March 31, 1996. The increase was primarily due to the opening of marketing offices in Hong Kong and in Atlanta, Georgia, the hiring of selling and marketing personnel for NetSat, commission expense recorded in connection with the issuance of 37,147 shares of Common Stock to Thomson as described above, and the increase in the number of bids and proposals prepared by the Company. Selling and marketing expenses as a percentage of revenues was 10.3% for the nine months ended March 31, 1997 compared to 11.9% for the nine months ended March 31, 1996.



    RESEARCH AND DEVELOPMENT. Research and development expenses decreased by $137,000, or 28.0%, to $351,000 for the nine months ended March 31, 1997 from $488,000 for the nine months ended March 31, 1996 due to a decline in development costs associated with customizable systems. Research and development expenses as a percentage of revenues decreased to 1.6% for the nine months ended March 31, 1997 from 4.6% for the nine months ended March 31, 1996.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $1.1 million, or 77.0%, to $2.5 million for the nine months ended March 31, 1997 from $1.4 million for the nine months ended March 31, 1996, but decreased as a percentage of revenues to 11.8% for the nine months ended March 31, 1997 from 13.7% for the nine months ended March 31, 1996. The increase in general and administrative expenses resulted from personnel increases to service the increasing customer base for the Company's ground segment business as well as the hiring of NetSat administrative personnel.


    FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

    REVENUES. Revenues increased to $13.5 million for the fiscal year ended June 30, 1996 from $72,000 for the year ended June 30, 1995 as a result of the commencement of commercial operations.

    COSTS OF REVENUES. Costs of revenues increased to $11.2 million for the fiscal year ended June 30, 1996 from $58,000 for the fiscal year ended June 30, 1995 as a result of the commencement of commercial operations.

    GROSS PROFIT. Gross profit increased to $2.2 million for the fiscal year ended June 30, 1996 from $14,000 for the fiscal year ended June 30, 1995. The increase was primarily due to the commencement of commercial operations and the shipment of ground segment systems and networks.

    SELLING AND MARKETING. Selling and marketing expenses increased to $1.9 million for the fiscal year ended June 30, 1996 from $346,000 for the fiscal year ended June 30, 1995 as a result of the first full year of commercial operations.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $712,000 for the fiscal year ended June 30, 1996. There were no research and development expenses for the fiscal year ended June 30, 1995. Research and development expenses in fiscal 1996 were related primarily to development of the Company's customizable systems.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $1.9 million for the fiscal year ended June 30, 1996 from $772,000 for the fiscal year ended June 30, 1995. This increase was primarily attributable to increases in costs of hiring additional personnel to support the Company's expanding customer base.

QUARTERLY RESULTS


    The following tables set forth certain unaudited financial information for each of the seven fiscal quarters in the period ended March 31, 1997. The Company believes that this information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in the Prospectus and in the opinion of management all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements of the Company and related Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.


                                                                              THREE MONTHS ENDED
                                               ---------------------------------------------------------------------------------
                                               SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MAR. 31,
                                                 1995        1995        1996        1996        1996        1996        1997
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

                                                                    (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................   $3,009      $4,306      $3,203     $ 2,958      $4,155      $9,151      $8,226
Costs of revenues............................    2,156       3,819       2,463       2,799       3,591       7,906       7,239
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Gross profit...............................      853         487         740         159         564       1,245         987
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating expenses:
  Selling and marketing......................      337         458         458         661         554         847         815
  Research and development...................      175          76         237         224          92         137         122
  General and administrative.................      383         481         568         515         661         755       1,118
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total operating expenses.....................      895       1,015       1,263       1,400       1,307       1,739       2,055
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Loss from operations.....................      (42)       (528)       (523)     (1,241)       (743)       (494)     (1,068)
Interest income, net.........................       40          14          28           7          14          56         117
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss before minority interests in operations
 of consolidated subsidiary..................       (2)       (514)       (495)     (1,234)       (729)       (438)       (951)
Minority interests in operations of
 consolidated subsidiary.....................    --          --          --          --            175         100       --
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Net loss.................................   $   (2)     $ (514)     $ (495)    $(1,234)     $ (554)     $ (338)     $ (951)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
PERCENTAGE OF TOTAL REVENUES:
Revenues.....................................    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Costs of revenues............................     71.7        88.7        76.9        94.6        86.4        86.4        88.0
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Gross profit.............................     28.3        11.3        23.1         5.4        13.6        13.6        12.0
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating expenses:
  Selling and marketing......................     11.2        10.6        14.3        22.3        13.3         9.3        10.0
  Research and development...................      5.8         1.8         7.4         7.6         2.2         1.5         1.5
  General and administrative.................     12.7        11.2        17.8        17.4        15.9         8.2        13.6
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total operating expenses.....................     29.7        23.6        39.5        47.3        31.4        19.0        25.1
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Loss from operations.....................     (1.4)      (12.3)      (16.4)      (41.9)      (17.8)       (5.4)      (13.1)
Interest income, net.........................      1.3          .4          .9          .2          .3          .6         1.4
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss before minority interests in operations
 of consolidated subsidiary..................      (.1)      (11.9)      (15.5)      (41.7)      (17.5)       (4.8)      (11.7)
Minority interests in operations of
 consolidated subsidiary.....................    --          --          --          --            4.2         1.1       --
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Net loss.................................      (.1)%     (11.9)%     (15.5)%     (41.7)%     (13.3)%      (3.7)%     (11.7)%
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------

    The Company may in the future experience significant quarter to quarter fluctuations in its results of operations, which may result in volatility in the price of the Company's Common Stock. Quarterly results of operations may fluctuate as a result of a variety of factors, including the timing of the initiation and completion of contracts, the demand for the Company's products and services, the introduction of new or enhanced products and services by the Company or its competitors, market acceptance of new products and services, the mix of revenues between custom-built satellite communications systems and networks designed for its customers and standard installations provided to its customers, the growth of demand for Internet infrastructure-based products and services in developing countries, the timing of significant marketing programs, the extent and timing of the hiring of additional personnel, competitive conditions in the industry and general economic conditions. Due to the foregoing factors, it is likely that in one or more future quarters the Company's operating results will be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES


    The Company has financed its operations to date primarily from the sale of equity securities and, to a lesser degree, from stockholder loans. Through March 31, 1997, the Company raised approximately $20.6 million of net proceeds through private offerings of its Common Stock and Convertible Preferred Stock. The Company received net proceeds of $4.2 million from sales of Common Stock in private offerings during the period from August 17, 1994 (inception) to June 30, 1995, $4.4 million from sales of Common Stock and Convertible Preferred Stock in private offerings during the fiscal year ended June 30, 1996 and $12.6 million from the sale of Convertible Preferred Stock in private offerings and the exercise of warrants during the nine months ended March 31, 1997. In addition, the Company's chief executive officer lent the Company $315,000 in October 1994, which was repaid in full in January 1997, and $80,700 during fiscal 1995, of which $60,000 was repaid during fiscal 1995 and $20,700 was repaid during fiscal 1996. See "Certain Transactions."



    At March 31, 1997, the Company had working capital of $10.8 million, including cash and cash equivalents of $6.3 million, restricted cash of $1.5 million, accounts receivable of $8.2 million and inventories of $1.2 million, offset by $6.2 million in accounts payable and $883,000 million in accrued expenses.



    With the proceeds from this Offering, the Company intends to use
approximately $    million to fund capital expenditures, investments in
strategic suppliers and potential acquisitions of complementary businesses,
products or technologies, approximately $    million to fund start-up expenses
and investments in potential international joint ventures associated with
NetSat, and approximately $    million to fund working capital requirements,
increased selling and marketing efforts, increased research and development expenses and for general corporate purposes.


    The Company has experienced negative cash flow from operations since its inception. Net cash used in operating activities for the periods from inception to June 30, 1995 and the fiscal year ended June 30, 1996 was $454,000 and $2.5 million, respectively. The principal factor contributing to the negative operating cash flow during the period from inception to June 30, 1995 was the net loss from operations for this period of $1.1 million. This loss was offset in part by an excess of approximately $387,000 of accounts payable over the value of inventory at the end of the period. This excess reflects the fact that the Company normally acquires inventory only against specific customer contracts. As a result, a portion of such inventory is delivered and revenue accrued more quickly than payment for such inventory is required by normal commercial terms. For the fiscal year ended June 30, 1996, the principal contributor to the negative cash flow, in addition to the net loss of $2.2 million, was an increase in accounts receivable of approximately $1.9 million as deliveries were made against the underlying contracts. This negative cash flow was offset in part by reductions in inventory of approximately $664,000, increases in operating liabilities (reflecting a continued expansion of operations) and the use of stock to pay certain compensation expenses.

    Management anticipates that NetSat will experience negative cash flow for at least the next several years as a result of capital investment required for construction of its hub facility in Hauppauge, New York, development of its planned initial operations in Russia, Brazil and Eastern Europe and initial losses from operations. In order to limit the capital requirements for startup of operations in Eastern Europe, current plans call for NetSat to use the services of a hub facility located in Germany and owned by Hughes Olivetti Telecom Limited, an affiliate of Hughes Network Systems.


    Several factors had a major effect on the Company's liquidity during the nine months ended March 31, 1997. First, revenues increased substantially as a result of a significant increase in contract deliveries, particularly during December. Revenues for the nine-month period exceeded those of the entire fiscal year ended June 30, 1996. The higher revenues increased the Company's working capital needs, as accounts receivable increased by approximately $6.2 million during the nine-month period. Offsetting the increased accounts receivable were an increase in accounts payable of approximately $3.4 million and accrued expenses of approximately $315,000 reflecting costs incurred in performing the contracts. Because the Company records progress payments as an offset to inventory, the approximately $127,000 decrease in net inventory during the nine-month period is lower than might be expected based on the increased level of activity and receipt of substantial progress payments against contracts not yet completed of approximately $2.6 million. Inventory levels may be expected to increase as work proceeds on these contracts.



    The second factor affecting liquidity during the nine-month period was the Company's investment activities. The Company increased its investment in its strategic suppliers by approximately $885,000 during the period and purchased approximately $700,000 in additional computer and test equipment. In addition, the Company purchased a new office and assembly facility for approximately $2.6 million in cash and has spent an additional $700,000 on improvements. The Company expects the office and assembly-facility will require an additional expenditure of $1.8 million for improvements before it is ready for occupancy. The Company intends to seek financing for the facility and improvements through third parties.



    The third major factor affecting liquidity was the completion of a private offering of Convertible Preferred Stock and the exercise of warrants during the nine-month period. Net proceeds of these offerings were approximately $12.6 million leaving the Company with cash and cash equivalents at the end of the period of approximately $6.3 million.



    The Company has incurred losses since its inception and therefore has not been subject to federal income taxes. Through December 31, 1996, the Company, for income tax purposes, has generated net operating loss carryforwards of approximately $3.1 million which may be available to reduce future taxable income and future tax liabilities. These carryforwards begin to expire in the years 2010 through 2012. The Tax Reform Act of 1986 provides for an annual limitation on the use of net operating loss carryforwards (following certain ownership changes) that could significantly limit the Company's ability to utilize these carryforwards. Upon the completion of this Offering, the exercise of the over-allotment option or the subsequent exercise of option or warrants or in connection with other future sales of equity, the Company's ability to utilize the aforementioned carryforwards to reduce future taxable income and tax liabilities may be limited. Additionally, because the United States tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes.



    The Company is currently in negotiations with a bank with respect to a $5.0 million credit facility which, if consummated by the Company and the Lender, will consist of two credit lines consisting of (1) a $2.5 million secured domestic line of credit and (2) a $2.5 million secured export-import guaranteed line of credit. Each line of credit will bear interest at the prime rate plus 1/2% per annum and will be collateralized by a first security interest on all assets.


    The Company's future capital requirements will depend upon many factors, including the extent to which it is able to locate additional strategic suppliers in whose technology it wishes to invest, the success of the Company's marketing efforts in both the satellite ground segment and Internet services fields, the nature and timing of customer orders and the extent to which it must conduct research and development efforts internally. Based on current plans, the Company believes that its existing capital resources together with the net proceeds of this Offering will be sufficient to meet its capital requirements for at least the next 18 months.

                                    BUSINESS

OVERVIEW


    The Company designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as certain military applications. The Company's customers include prime communications infrastructure contractors, government-owned PTTs, other telecommunications carriers, producers and distributors of news and entertainment content and other corporations. The Company's ground segment systems typically consist of an earth station, which is an integrated system designed to transmit and receive signals to and from satellites, together with ancillary subsystems. The Company's ground segment networks are typically comprised of two or more ground segment systems communicating with a satellite and interconnected with a terrestrial network. Since the Company commenced operations in August 1994, it has completed, or is in the process of completing, the installation of 57 ground segment systems and networks in 21 countries.



    The Company's revenue grew from $72,000 at the end of its first fiscal year to $13.5 million for the fiscal year ended June 30, 1996 and to $21.5 million for the nine months ended March 31, 1997. During the nine months ended March 31, 1997, the Company booked $37.5 million in contract orders and at March 31, 1997 had a backlog of $27.6 million of contract orders. The Company believes that its revenue growth and its ability to compete are based on its unique combination of competitive advantages which include: (i) an experienced management group with extensive technological and engineering expertise, (ii) the proven ability to meet the complex satellite ground segment requirements of its customers in diverse political, economic and regulatory environments in various locations around the world and (iii) its ability to identify, develop and maintain strategic relationships with developers and suppliers of leading-edge technologies which enhance performance, reduce costs and broaden the applications of the Company's ground segment systems and networks.



    The Company has recently established a subsidiary, NetSat, to develop service revenues by providing high-speed, satellite-delivered data communications to developing markets worldwide. In order to accomplish this objective, NetSat intends to leverage: (i) the Company's expertise in satellite ground segment system and network implementation, (ii) extensive management experience in providing satellite-delivered communications services, (iii) the knowledge and capabilities of local market strategic partners and (iv) DirecPC and Personal Earth Station technology developed and owned by Hughes Network Systems. Each project for which NetSat uses HNS' DirecPC technology will require the grant of a license from HNS to NetSat. NetSat currently is pursuing joint ventures with local partners in Russia and Brazil to market low-cost, high-speed satellite Internet access services, as well as intranet services, to corporate, educational and government customers who have limited or no access to terrestrial network infrastructure capable of supporting the economical delivery of such services. To date, NetSat has generated only limited revenues.


INDUSTRY BACKGROUND

SATELLITE COMMUNICATIONS

    MARKET STRUCTURE

    Satellite communications systems are comprised of satellites (the "space segment") and ground-based transmission and reception systems (the "ground segment"). The space segment consists of one or more satellites in earth orbit which typically provide continuous communications coverage over a wide geographic area. Satellites typically contain multiple transponders, each capable of independently receiving and transmitting one or more signals to or from multiple users simultaneously. The ground segment consists principally of one or more earth stations, which provide a communications link to the end user either directly or through a terrestrial network. An earth station is an integrated system consisting of antennas, radio signal transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment.

    Satellite communications industry participants include: (i) designers, manufacturers and integrators of ground segment products, systems and networks,
(ii) communications service providers, which may or may not own the actual satellites used for transmission and (iii) designers, manufacturers and operators of satellites. The Company has participated principally in the ground segment systems and networks portion of the market and has recently expanded into the satellite-delivered data communications services market through its NetSat subsidiary.

    MARKET SIZE

    According to FCC estimates, providers of commercial satellite-delivered communications services generated approximately $13.8 billion in revenues in 1995 and this amount is expected to grow at a compound annual rate of approximately 21% through the year 2000 to approximately $37.0 billion. The Company believes that the historic and expected growth in its addressable ground segment markets has been and will continue to be driven by, among other things, the growth of satellite-delivered communications services.

    SATELLITE GROUND SEGMENT. Based on industry sources, the markets for ground segment systems and networks in which the Company competes had aggregated revenues of approximately $1.6 billion in 1996 and are projected to grow at a compound annual rate of approximately 11% to revenues of approximately $2.5 billion by the year 2000. These data do not include estimates for revenues of military-tactical systems, custom networks, ground segment management systems and dedicated Internet access products, each of which is a market to which the Company targets its ground segment systems and networks.

    SATELLITE-DELIVERED DATA COMMUNICATIONS SERVICES. Through NetSat, the Company participates in the satellite-delivered data communications segment of the overall satellite-delivered communications services market. Although there are currently no reliable data available on the market for satellite-delivered Internet and intranet applications in developing countries, the Company believes such market has potential for rapid growth. The Company bases this belief on the increasing use of Internet and intranet applications in developing markets, together with the relatively undeveloped terrestrial infrastructure in such markets. The FCC has estimated that the worldwide satellite-delivered data communications market (including Internet and intranet applications) accounted for revenues of approximately $1.3 billion in 1995 and projects that such worldwide market will grow at a compound annual growth rate of 26% to revenues of approximately $4.2 billion in the year 2000.

    SATELLITE SERVICE APPLICATIONS

    Satellites provide a number of advantages over terrestrial facilities for many high-speed communications service applications. First, satellites enable high-speed communications service where there is no suitable terrestrial alternative available or where the terrestrial alternative is inadequate. Second, unlike the cost of terrestrial networks, the cost to provide services via satellite does not increase with the distance between sending and receiving stations. Finally, in contrast to the installation of fiber optic cable which is expensive, time consuming and requires obtaining rights-of-way, satellite networks can be rapidly installed, upgraded and reconfigured. The three principal categories of satellite communications service applications are: (i) fixed satellite services, (ii) mobile satellite services and (iii) direct broadcast services.

    FIXED SATELLITE SERVICES. Fixed satellite services provide point-to-point and point-to-multipoint satellite communication of voice, data and video between fixed land-based earth stations. The introduction of high-power satellites has created additional growth within the fixed satellite services segment by enabling the use of smaller, less costly earth stations, such as very small aperture terminals ("VSATs"), for applications such as corporate data networks, Internet access and rural telephony. The Company believes that the fixed satellite services segment will continue to experience rapid growth due to the expansion of VSAT applications and the planned implementation of new high-capacity, high-power Ka-band (20-30
GHz) systems within the next several years. The future Ka-band services are expected to expand the number of applications provided directly to the home and are expected to reduce significantly the cost of such services. These systems offer the additional bandwidth needed for emerging multimedia services that combine voice and video transmissions, as well as Internet access, expanded telephony services, and computer networking.

    MOBILE SATELLITE SERVICES. Mobile satellite services, which operate between fixed gateway earth stations and mobile user earth stations (terminals), provide mobile voice and data transmission capability on land, sea and air. New mobile satellite services are being developed using low, medium and geostationary orbiting satellite systems that are designed to bring more extensive coverage and circuit reliability for mobile telephone and data services to underserved populations throughout the world.

    DIRECT BROADCAST SERVICES. Direct broadcast satellite services provide a direct transmission link from high-power satellites to customers over a wide geographic area. Technology which has been successfully deployed by Thomson, Hughes Network Systems and others for direct-to-home television services is now being applied to direct broadcast data services, including Internet and intranet access.

DATA COMMUNICATIONS AND THE INTERNET

    The data communications services market is comprised currently of common carrier data network services, corporate business networks and emerging applications such as Internet and intranet services. The Company believes that Internet and intranet services will comprise a significant portion of data communications services used in developing countries, and that the growth of data communications services in these regions will rely on satellite communications to a significant extent.

    THE INTERNET


    The Internet is a global network of millions of interconnected computers and computer networks that allow businesses, other organizations and individuals to communicate electronically, distribute and receive information and conduct commerce. Advances in technology, low-cost Internet access and an increasing corporate reliance on distributed information environments has fueled the rapid growth of the Internet. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of the World Wide Web (the "Web"), a network of servers and information available on the Internet. The Web enables users to find and retrieve vast and diverse quantities of information on the Internet in a consistent, easy-to-use manner that makes the underlying complexities transparent to the user.


    The utility of the Internet as a global communications network enabling millions of users worldwide to access information in real-time is dependent upon the existence of a communications infrastructure which can accommodate the rapid and reliable transmission of such information. Today, much of the world lacks not only the sophisticated optical fiber and digital switching infrastructure required for the high-speed transmission of data over the Internet, but also the basic telephone networks to accommodate low-speed data communication over traditional analog facilities. Due to the high costs associated with the installation of wireline infrastructures capable of the reliable transmission of data at higher speeds and with better quality, the Company believes that the development of a communications infrastructure in much of the world, and the use of the Internet both by individuals and as a viable commercial tool, will in large part depend upon the rapid installation of wireless and satellite communications systems.

    CORPORATE INTRANETS

    The low-cost client/server tools which have been developed for the Internet offer compelling support for the creation of corporate "intranets," which are private data networks that provide employees with easy access to corporate databases. The benefits of applying Internet technology to private corporate data networks include the lower cost of implementation, standardized user interfaces, lower training and support costs, platform independence, and the ease of interfacing to "legacy" mainframe databases. The benefits associated with corporate migration to these Internet tools have created a rapidly growing market in the United States and other developed markets where relatively inexpensive data communications have been available. An industry source estimates that revenues from the corporate intranet market will exceed the revenues attained from the Internet market by a ratio of 2:1 by the year 1999.

    The Company believes that the use of satellite communications technology which may be used to bring both the Internet and corporate intranets to nations that are developing their telecommunications infrastructure will help those nations rapidly improve their education, access to medical information, commerce and overall communications.

GROWTH DRIVERS

    The Company believes that the growth projected by third parties in the satellite communications industry will be driven principally by the following major factors: (i) global deregulation and privatization of government-owned monopoly telecommunications carriers, (ii) rapidly growing worldwide demand for communications services in general, including data communications services over the Internet and corporate intranets, (iii) the relative cost-effectiveness of satellite communications for many applications and (iv) technological advancements which broaden applications for and increase the capacity in both satellite and terrestrial networks.

    DEREGULATION AND PRIVATIZATION. Rapid deregulation and privatization, and the implementation of governmental policies aimed at developing modern telecommunications infrastructure, are occurring globally, as countries seek the economic benefits of enhanced and expanded telecommunications services. Through deregulation and privatization, governments are stimulating the development of competitive telecommunications services in the private sector. These actions have placed communications carriers under increasing pressure to achieve greater efficiencies and to offer their services to broader customer bases at more competitive prices, leading to an increase in capital investment. In addition, the Company believes that the recent World Trade Organization proposal which will provide U.S. and foreign companies with market access to a variety of telecommunications services and allow foreign ownership of telecommunication companies will lead to additional increased capital investment in the worldwide telecommunications market.

    GROWING WORLDWIDE DEMAND FOR COMMUNICATIONS SERVICES. Factors contributing to the growing demand for communications services include worldwide economic development, governmental policies aimed at improving the telecommunications infrastructure in developing countries and the increasing globalization of commerce. In addition to the growth in developing markets, the terrestrial infrastructure in developed countries is evolving to support the growing demand for higher bandwidth services in response to the needs of businesses to communicate with customers and employees located around the world and to the growing acceptance of the Internet and multimedia applications as both productivity-enhancing tools and consumer products. The Company expects demand for these kinds of higher bandwidth services to grow in developing countries as well. The International Telecommunications Union forecasts that the number of telephone lines in developing countries will grow at a compound annual growth rate of 17% per year through the year 2000, compared to 5% per year in the same period for developed nations. The Company believes that global network infrastructure development will require significant reliance upon satellite communications because satellite-delivered communications services can be implemented quickly and deliver flexible high-speed transmission capacity at relatively low cost over large geographic areas.

    RELATIVE COST-EFFECTIVENESS OF SATELLITE COMMUNICATIONS. The relative cost-effectiveness of satellite communications compared to terrestrial solutions for many applications is a major factor driving the growth of satellite communications in areas with rapidly growing telecommunications infrastructures such as the Asia-Pacific region and the former Soviet Union. The vast geographic areas to be covered, where population concentrations are separated by large distances, require a technology whose cost and speed of implementation is relatively insensitive to distance. Unlike the cost of terrestrial networks, the cost to provide services via satellite does not increase with the distance between sending and receiving stations. A single satellite can be configured to deliver both broad beams that cover entire regions and narrow spot beams that cover only areas of high population or traffic density.

    TECHNOLOGICAL ADVANCES. Technological advances which increase the capacity of a single satellite and/ or increase the number of potential applications of its available bandwidth reduce the overall cost of a system or the service it delivers. This increases the number of potential end users for the services and expands the available market. Recent technological developments which make satellite solutions increasingly competitive in cost and performance with terrestrial-based networks, or as a viable alternative solution where terrestrial services are not feasible, include:

    - BANDWIDTH ON DEMAND -- allows the satellite transponder bandwidth to be allocated dynamically as user needs require. Excess bandwidth capacity is returned to a "pool" of bandwidth that can then be accessed by other users.

    - DIGITAL TECHNOLOGY -- allows compression of data to communicate more information at lower costs using less bandwidth. Digital compression technology, when applied to international voice, data and video transmission by satellite, increases several fold the capacity of satellite transponders.

    - HIGH-POWER SATELLITES -- provide a signal powerful enough to deliver reception over a large geographic area and reduce the size, and consequently cost, of the ground-based receiving and transmitting antennas. High-power satellites, coupled with advanced digital processing receivers, allow transmission of high-quality television programming and high-speed data to the home with antennas of less than 21 inches in diameter.

    - SPOT-BEAM TECHNOLOGY -- narrowly focuses a satellite-delivered signal on the receiving antenna and reduces the total power requirements in the satellite, enabling an increase in a satellite's circuit capacity without a corresponding increase in weight, associated equipment and launch costs. Spot-beam technology, combined with an antenna for wide area coverage, may be used to provide local and national television programming simultaneously from a single geostationary satellite.

    - ONBOARD PROCESSING -- provides the ability to switch circuits on the satellite rather than on the ground. By building a "switch in the sky," the cost of implementing telecommunications infrastructure may be reduced, facilitating the implementation of applications such as mobile telephony via satellite and future direct-to-home data, video and voice services.

GSI COMPETITIVE ADVANTAGES

    The Company believes that it is well positioned to capitalize on the increasing demand for satellite ground segment systems and networks and satellite-delivered data communications services and that its future success in these markets will be based upon its ability to leverage its unique combination of competitive advantages that have led to its historical achievements and its favorable industry reputation. These competitive advantages include: (i) an experienced management group with extensive technological and engineering expertise, (ii) the proven ability to meet the complex satellite ground segment requirements of its customers in diverse political, economic and regulatory environments in various locations around the world and (iii) the ability to identify, develop and maintain strategic relationships with developers and suppliers of leading-edge technologies which enhance the performance, reduce costs and broaden the applications of the Company's ground segment systems and networks.

GSI BUSINESS STRATEGY

    The Company's business strategy is to expand its market share in its ground segment systems and networks business, improve its profitability, and create opportunities to capture recurring service revenues. The Company intends to execute this strategy by: (i) targeting communication infrastructure development opportunities worldwide, (ii) focusing on high margin engineering-intensive system and network projects, (iii) developing strategic customer relationships,
(iv) developing strategic supplier relationships and (v) entering the data communications services business through NetSat.

TARGET INFRASTRUCTURE DEVELOPMENT OPPORTUNITIES


    The Company primarily targets developing markets which it believes will account for a significant portion of the growing demand for ground segment systems and networks because these markets typically lack terrestrial infrastructure adequate to support increasing demand for domestic and international communications services. In addition, in developed countries the Company targets ground segment infrastructure development projects for emerging satellite communications applications such as direct broadcast and future Ka-band frequencies. The Company has developed an international sales and marketing organization focused on identifying opportunities for the Company and on developing key sourcing relationships. In order to increase its access to project opportunities and limit its exposure to the political and commercial complexities of doing business in foreign countries, the Company intends to continue to pursue international opportunities primarily in partnership with strong local companies or as a subcontractor to larger communications services and infrastructure providers. Most of the Company's revenues are derived from sales to customers outside the United States. Revenues from foreign sales accounted for 21.8% and 50.0% of total revenues in fiscal year 1996 and the nine-month period ended March 31, 1997, respectively.


FOCUS ON ENGINEERING-INTENSIVE SYSTEM AND NETWORK PROJECTS

    The Company seeks to focus its technological expertise on high value-added system and network projects which require engineering-intensive design and implementation. This emphasis positions the Company to earn higher gross margins through the delivery of innovative, cost-effective solutions to customer performance requirements that are typically priced on a negotiated basis, as opposed to typically lower-margin competitive bid projects. In addition, the Company often benefits from the research and design phase of its more complex projects through the development of proprietary products, systems and technologies that can be applied cost-effectively to future projects and which provide the Company with a competitive advantage.

DEVELOP STRATEGIC CUSTOMER RELATIONSHIPS


    The Company seeks to build close relationships with customers for whom it can provide complementary engineering skills by working as part of their system development teams. A key objective of this strategy is to obtain this business on a negotiated basis, rather than through the competitive bidding process, which is likely to carry a lower margin. To date, the Company has developed strategic relationships with two of its customers: Hughes Network Systems and Thomson. The Company sought the establishment of these relationships based on these customers' abilities to: (i) generate significant potential revenues for the Company, (ii) provide access to a large number of potential business opportunities as a result of their size and global operations and (iii) provide access to complementary technologies and expertise that could serve as competitive advantages for the Company. At March 31, 1997, Hughes Network Systems and Thomson owned equity interests in the Company of 3.7% and 6.3%, respectively. In addition, Hughes Network Systems owns a 19% equity stake in NetSat, with an option to increase this position to 29%.

DEVELOP STRATEGIC SUPPLIER RELATIONSHIPS


    The Company seeks to establish strategic relationships with suppliers that it believes are in a unique position to supply products or services which will improve the Company's competitive position in one or more of the markets which it serves. In certain cases, the Company seeks to strengthen such relationships by investing in such suppliers, and has, through March 31, 1997, made equity investments of an aggregate of approximately $885,000 for minority equity stakes of approximately 19%, 5% and 17% in Shiron Satellite Communications (1996) Ltd. ("Shiron"), C-Grams Unlimited, Inc. ("C-Grams") and Armer Communications Engineering Services, Inc. ("Armer"), respectively. The strategic supplier relationships with Shiron and C-Grams enable the Company to outsource a significant portion of its research and development costs and gain access to advanced technology while preserving the independence to select the best products and technologies to deliver to its customers on any particular project. The relationship with Armer allows the Company preferred access to quality field engineering and installation resources. The Company intends to continue to pursue additional strategic supplier relationships on a selective basis.


CREATE RECURRING SERVICE REVENUE OPPORTUNITIES

    The Company seeks to capture recurring revenues by providing data communications services. The initial application of this strategy is the Company's NetSat subsidiary, formed in alliance with Hughes Network Systems, to provide satellite-delivered data communications services such as Internet access, intranet applications and business data applications in developing countries, using HNS' low-cost, high-speed Personal Earth Station and DirecPC Terminal technology. The Company's strategy for implementing this objective through NetSat includes the following major elements:

    MARKET THROUGH JOINT VENTURES AND STRATEGIC RELATIONSHIPS. NetSat intends to form joint ventures with strategic partners located in local markets around the world which are expected typically to handle marketing, distribution and support of the NetSat Direct and DirecPC products and would typically provide transmission, content delivery, billing and customer service functions. The Company anticipates selecting local market partners based upon their in-region marketing experience, knowledge of the local regulatory environment, operating licenses, existing customers, established business organizations and other important elements that the Company believes will help support the success of the venture. The Company is currently providing services in certain Eastern European countries pursuant to a value-added reseller agreement with Hughes Olivetti Telecom Limited ("HOT"), a joint venture between Ing. C. Olivetti & C., S.p.A. and an affiliate of Hughes Network Systems, and is pursuing joint ventures with local partners in Russia and Brazil.

    SEEK MULTIPLE REVENUE SOURCES. Through NetSat and its potential joint venture affiliates, the Company intends to generate revenue from multiple sources, including the sales of terminal equipment to potential subscribers, the transmission of data via satellite, the provision of Internet connections and incidental services such as domain name service, and the development and delivery of custom content for specific customer groups.

    TARGET MULTINATIONAL CUSTOMER BASE. NetSat intends to establish a diverse, multinational customer base by designing innovative Internet, intranet and business data service solutions for corporations, governments and educational institutions in countries with rapidly growing telecommunications infrastructure requirements. NetSat plans to apply the same satellite-delivered technology which it uses for Internet access to meet the communication needs of corporate users in such countries in support of their intranet requirements.

GSI GROUND SEGMENT SYSTEMS AND NETWORKS

    The Company designs, assembles and installs ground segment system and network solutions for the complex and changing communications requirements of its customers. The Company's ground segment systems typically consist of an earth station and ancillary subsystems such as microwave links for back-haul of traffic to a central office or generators for emergency power restoral. An earth station is an integrated system consisting of antennas, transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment. The Company's ground segment networks are typically comprised of two or more ground segment systems interconnected with a satellite and/or terrestrial communications network. The Company's customizable systems may be sold separately as stand-alone ground segment systems or may be used as modular building blocks to be integrated into a complete ground segment system or network. The Company believes that this modular approach allows it to engineer its ground segment systems and networks to serve client-specific traffic and service requirements rapidly, cost-effectively and efficiently.

CUSTOMIZABLE SYSTEMS

    CURRENTLY AVAILABLE CUSTOMIZABLE SYSTEMS

    FAMILY OF STANDARD INTELSAT EARTH STATIONS. This family of earth stations, which is used primarily for international voice, data and video circuit trunking and as gateways for domestic networks using the International Telecommunications Satellite Organization ("Intelsat") system, is targeted principally at PTTs and other common carriers. The family consists of earth stations of varying sizes and capacities, all of which conform to Intelsat specifications. The Intelsat Standard A earth stations, which have the highest capacity, feature antennas ranging from 13 to 21 meters in diameter, high-power amplifiers from 700 to 3,000 watts, radio frequency converters and related electronics, modems and a UNIX or Microsoft Windows NT based monitoring and control system. Available options include power monitor systems, de-icing equipment, uninterruptible power system/backup generators and equipment shelters. The Company has designed and installed Intelsat Standard A earth stations in China, Korea, Kuwait, Malaysia, the United Kingdom and the United States. The Company typically sells these Intelsat Standard A earth stations at prices ranging from approximately $1.0 million (13-meter antenna) to approximately $2.0 million (21-meter antenna). The Company is able to provide smaller, lower capacity earth stations that conform to Intelsat specifications by customizing its modular building block or commercial terminal families of earth stations described below.

    MODULAR BUILDING BLOCK (MBB) EARTH STATION. These earth stations are incorporated in point-to-point data links and hubs for VSAT and Demand Assigned Multiple Access ("DAMA") networks, and are typically used as gateways for corporate, common carrier and government networks. These earth stations can also be configured to conform to the applicable standards of Intelsat and other satellite systems. Earth stations constructed using MBBs require minimal site preparation and can be installed rapidly and cost-effectively due to their modular construction. Antenna sizes range from 4.5 to 9 meters, with high-power amplifiers ranging from 50 to 700 watts. Generally, all electronics are housed in a single building mounted rack. Available options include de-icing equipment, tracking equipment, uninterruptible power system/ backup generators and equipment shelters. To date, the Company has designed and installed MBB earth stations in Brazil, India, Indonesia, Pakistan, Russia, Thailand and the United States. The Company typically sells these earth stations at prices ranging from approximately $250,000 to $600,000.

    COMMERCIAL TERMINAL FAMILY (CTF). This family of earth stations, which encompasses a range of general purpose, low-cost antenna-mounted earth stations, is used primarily for data, voice or video transmissions from commercial or government premises, and are principally targeted at corporate, common carrier and government networks. These earth stations can also be configured to conform to the applicable standards of Intelsat and other satellite systems. Antenna sizes range from 1.2 to 9.3 meters, with high-power amplifiers ranging from 16 to 400 watts. Generally, all radio frequency electronics are housed in weatherproof enclosures mounted on the antenna. To date, the Company has designed and installed CTF earth stations in India, Korea, Russia and the United States. The Company typically sells these earth stations at prices ranging from approximately $100,000 to $300,000.

    MILITARIZED TRIBAND FLY-AWAY EARTH STATION FAMILY. This family of triband tactical earth stations is used for military communications applications and is targeted principally at major defense contractors. These earth stations typically use a 2.4 meter antenna, are highly transportable, and are designed to be mounted on a pallet on military vehicles or air-dropped into a combat environment. The pallet-mounted earth station features an automatic antenna pointing and multichannel capability. These militarized earth stations are able to perform under extreme conditions in the military tactical environment and offer multiband capability: C-band (4-6 GHz), X-band (7-8 GHz) or K-band (12-17
GHz). The Company has sold one of each configuration of this earth station to Thomson to be used as demonstration models incorporated into military communications systems currently marketed by Thomson. Prices for these systems range from approximately $250,000 to $1.0 million, depending on the configuration.

    DIGITAL FLY-AWAY EARTH STATIONS. This group of earth stations is primarily used for emergency communications and news gathering and is comprised of highly transportable, modular earth stations designed to be quickly deployed and installed anywhere in the world. Antenna sizes range from 1.2 to 2.4 meters, with high-power amplifiers up to 350 watts. All components are mounted in separate cases which are small enough to be easily transported by commercial carrier. Additional system availability can be achieved through the addition of redundant modules for critical components. Since these units may be operated in a variety of harsh environments, the Company conducts environmental stress screening tests on these components for enhanced reliability. To date, the Company has sold one digital fly-away earth station to a customer in Portugal. The Company markets these earth stations at prices ranging from approximately $150,000 to $600,000.

    EARTH STATION MANAGEMENT SYSTEMS. The Company's earth station systems typically employ monitor and control software for system maintenance developed either by the Company or by its strategic supplier, C-Grams. This software permits the station operator to monitor and control the status of each electronic equipment component at the station from a remote location and to receive immediate failure reports and analysis. The Company also offers database applications to integrate maintenance and operational functions, thereby reducing operating costs. The price of this software varies substantially and is typically included in the price of the system or network provided by the Company.

    CUSTOMIZABLE SYSTEMS UNDER DEVELOPMENT

    COMPACT DIGITAL EARTH STATION FAMILY. This family of earth stations is designed to be used principally to provide limited capacity (up to T1/E1 data rates) to areas with limited or no telecommunications infrastructure. These digital earth stations will integrate radio frequency and baseband components into one antenna-mounted package. These earth stations feature a multiband capability and a proprietary L-band (1 to 1.5 GHz) interface being developed with Shiron which can support a series of modems for a range of applications, including rural telephony and digital video. These earth stations may be operated on either preassigned channels or channels assigned on demand, allowing efficient transponder utilization. Antenna sizes range from 1.2 to 3.7 meters. These earth stations are expected to be marketed for less than $20,000.

    MOBILE SATELLITE SYSTEM RADIO FREQUENCY TERMINALS. These terminals are a component of the mobile satellite system gateways expected to be used to interface between terrestrial telephone networks and satellites that communicate with mobile land-, air- and sea-based terminals. The Company has designed one version of this terminal in concert with Hughes Network Systems and another version in concert with Thomson. Both versions incorporate innovative proprietary designs which provide L-band interfaces between an earth station's radio frequency equipment and baseband equipment. Antenna sizes range from 4.5 to 16 meters. These terminals are expected to be marketed primarily to prime contractors at prices ranging from approximately $500,000 to $2.0 million.

GROUND SEGMENT SYSTEM INSTALLATIONS

    The following are examples of ground segment systems sold or currently being installed by the Company:

    BRITISH TELECOMMUNICATIONS PLC ("BT") INTELSAT STANDARD A SYSTEM
UPGRADE. The Company has designed and installed an Intelsat Standard A ground segment system upgrade for BT in the United Kingdom for international voice and digital video transmission. The implementation of this system required the supply of a new tracking system for an existing BT antenna, an electronics shelter built to stringent standards, high-power amplifiers, radio frequency high-power multiplex equipment, up and down converters, and advanced monitor and control software.

    VSAT HUB SYSTEMS. The Company has designed and installed a 9-meter C-band hub earth station for Hughes Network Systems as part of a VSAT network in Brazil. The Company utilized its modular building block (MBB) family of customizable products to meet an accelerated delivery schedule. The Company has also entered into a contract to provide a 9-meter C-band hub earth station for AT&T Corporation as part of a VSAT network in Russia, where the Company is utilizing its commercial terminal family (CTF) of customizable products to provide a low-cost solution and meet an accelerated delivery schedule.

    TELEPORT TP EUROPEAN TELECOMMUNICATIONS SATELLITE ORGANIZATION ("EUTELSAT") TDMA EARTH STATION SYSTEM. The Company has provided Hughes Network Systems with an earth station for use in the Eutelsat telephony/data network. This earth station required sophisticated engineering and implementation due to the high data rates used by Eutelsat's network. The Company incorporated the C-Grams earth station management systems into its design to simplify operation of the earth station by the end user, Teleport TP in Moscow.

    A SKY B DIRECT-TO-HOME TRANSMIT SYSTEMS. The Company has entered into a contract to supply uplink facilities for A Sky B consisting of four 13-meter antennas with transmit/receive capabilities in the broadcast satellite services band. The transmit facilities will include eight operational and two backup uplinks for each of the four antennas. This configuration will provide extremely high availability of service as well as ease of operation. The Company is developing customizable designs for future application in other direct broadcast system uplinks.

GROUND SEGMENT NETWORK INSTALLATIONS

    The following are examples of ground segment networks sold or currently being installed by the Company:

    THAILAND MINISTRY OF HEALTH TELEMEDICINE NETWORK. The Company has been awarded a subcontract by Loxley Public Company Limited ("Loxley"), a telecommunications infrastructure provider in Thailand, to design, assemble and install, together with Loxley, a telemedicine network comprised of 20 earth stations in Thailand for the Ministry of Health. This network will provide video conferencing and bandwidth on demand for transferring images and data from diverse types of electronic medical diagnostic tools such as X-ray, CAT scan, and electrocardiogram machines to and from medical personnel situated in remote locations.

    HYUNDAI NETWORKS. The Company was recently awarded a contract to provide a corporate network for restoral of terrestrial circuits and for video broadcasting for Hyundai Electronics Industries Co. Ltd. ("Hyundai") in Korea. This proposed network is to be comprised of a hub earth station and 12 remote earth stations with high-speed data capability and an additional 60 locations with digital video receive-only capability. In addition, the Company and Hyundai recently designed, assembled and installed, on an accelerated schedule, a demonstration private corporate network comprised of five earth stations in Korea. This network provides interconnection between up to five Hyundai locations for a broad range of purposes, including voice, data and video conferencing. The Company is working with Hyundai to market similar networks to other customers in Korea.

NETSAT DATA COMMUNICATIONS SERVICES


    The Company's NetSat services are designed to provide broadband access to data communications media such as the Internet, corporate intranet applications and business data applications by integrating end-user terminals, satellite communications equipment and international networks. NetSat provides data communications services through either a one-way satellite downlink using HNS' DirecPC Terminal linked to existing terrestrial communications infrastructure, or through a two-way satellite uplink/downlink using a NetSat Direct Terminal, which consists of an HNS DirecPC Terminal integrated with an HNS Personal Earth Station. Each project for which NetSat uses HNS's DirecPC technology will require the grant of a license from HNS to NetSat. HNS is under no obligation to grant such licenses and no assurance can be given that NetSat will be able to obtain licenses from HNS on acceptable terms, or at all. See "Risk Factors--Reliance on Strategic Relationships." NetSat currently has entered into a value-added reseller agreement with HOT for sales of DirecPC and Personal Earth Station 5000 products in certain Eastern European countries. The value-added reseller arrangement is not contingent upon the grant of any license from HNS to NetSat.


    In the future, NetSat intends to offer a range of options and accessories to permit value-added resellers to deliver reliable, cost-effective turnkey solutions to their customers. These options are expected to include multimedia PCs, alternative antenna configurations, local area network ("LAN") servers and custom system configurations. NetSat's Network Operations Center ("NOC"), when functional, will provide 24-hour technical support, as well as a customer and billing database and certain other functions such as a domain name service, a mail server and a Web server. NetSat also expects to offer its customers the ability to access customized interactive multimedia program content developed for specific user groups.

NETSAT INFRASTRUCTURE

    The DirecPC Terminal is a two-way Internet access terminal with a satellite downlink of 400 Kbps from the Internet, approximately seven times as fast as a terrestrial ISDN line, and a standard dial-up modem to access and send requests to the Internet. This Internet connection can be routed through either a local Internet service provider or one of the proposed regional NetSat satellite gateways. In locations where terrestrial connections do not exist or are not economically or practically feasible, the DirecPC Terminal downlink can be integrated with an HNS Personal Earth Station uplink to form the NetSat Direct Terminal, a small satellite earth station system that can provide the user with two-way direct satellite access to the Internet and other data communications services. With a NetSat Direct Terminal, the customer request channel is uplinked at 19.2 Kbps and is designed to be connected from the NetSat regional satellite gateway to NetSat's planned NOC in Hauppauge, New York, and then into the Internet. Responses from the Internet to either a DirecPC unit or a NetSat Direct Terminal will pass through NetSat's NOC to the regional gateway, and will be placed onto the satellite link and transmitted to the terminal units at 400 Kbps.

    The following diagram illustrates how information will flow through the NetSat system once the NOC is operational.

Artwork: Two graphics each depicting the flow of information through the NetSat system. One such graphic represents the NetSat DirectPC Terminal (One-Way). The second such graphic represents the NetSat Direct Terminal (Two-Way).

STRATEGIC RELATIONSHIPS

    A key element of the Company's strategy is to establish strategic customer and supplier relationships. The Company selects its strategic customers and suppliers based on many factors, including technical capability, geographic location and market presence. The Company has found that making an equity investment in a supplier, or allowing a customer to acquire an equity interest in it, strengthens the relationship and results in greater awareness of the Company's capabilities by potential customers as well as referrals of potential projects to the Company by its strategic customers.

    The following table sets forth certain information regarding the Company's strategic relationships:


                                      PRO FORMA
                                      OWNERSHIP         OWNERSHIP %
COMPANY                              % OF GSI(1)      HELD BY GSI(2)     STATUS          RELEVANT BUSINESS
---------------------------------  ---------------  -------------------  --------------  ---------------------------------
Hughes Network Systems                        %                 --       Customer        Satellite networks
Thomson                                    %(3)                 --       Customer        Military communications systems
Shiron                                       --                 19%      Supplier        Low-cost satellite modems
C-Grams                                      --                  5%      Supplier        Earth station management systems
Armer                                        --                 17%      Supplier        Site engineering services
Applied Theory                               --                 --       Customer/       Commercial Internet service
                                                                         Supplier


------------------------------


(1) Pro forma for the sale of       shares in this Offering.


(2) Does not include the Company's options and warrants to purchase additional capital stock of such companies.

(3) Does not include Thomson's right to receive 1% of the Company's then outstanding share capital (measured at the time of issuance) for each of its next four consummated orders with the Company of at least $3.0 million through May 1998.

    HUGHES NETWORK SYSTEMS


    Hughes Network Systems is a division of Hughes Electronics Corp., a leading supplier of satellites and satellite-delivered communications infrastructure solutions and a subsidiary of General Motors Corporation. Hughes Network Systems provides the Company with opportunities to act as a subcontractor, supplying earth stations to complement HNS' system and network offerings. After giving pro forma effect to the issuance of the shares in this Offering, Hughes Network
Systems will own approximately     % of the Company's Common Stock, which
interest was acquired in August 1994 in exchange for a commitment by Hughes Network Systems to purchase certain systems from the Company. Hughes purchased such systems and has no current contractual commitment to purchase any additional systems from the Company.



    In August 1996, Hughes Network Systems invested $250,800 in convertible preferred stock of NetSat, convertible into 19% of NetSat's Common Stock and received a five-year option to purchase up to an additional 10% of NetSat's Common Stock under specified circumstances. NetSat uses the HNS DirecPC Terminal and Personal Earth Station products in its data communications systems. Each project for which NetSat uses HNS' DirecPC technology will require the grant of a license from HNS to NetSat. Hughes Network Systems is under no obligation to grant such licenses, and no assurance can be given that NetSat will be able to obtain licenses from Hughes Network Systems on acceptable terms, or at all. See "Risk Factors--Reliance on Strategic Relationships."


    NetSat entered into an agreement in January 1997 with HOT pursuant to which NetSat will act as a nonexclusive value-added reseller of HOT satellite telecommunications services and sales of HOT's DirecPC and Personal Earth Station 5000 products in certain European countries.

    THOMSON-CSF


    Thomson is a leading supplier of professional electronics for civil and military markets. In connection with its purchase in 1995 of 199,500 shares of Common Stock for $933,100, Thomson agreed to provide the Company with business and marketing assistance in the satellite communications field and the Company agreed to provide Thomson with satellite communications systems to complement its radar and communication switching technology. Through March 31, 1997, the Company had issued 37,147 shares of Common Stock to Thomson in exchange for receipt of the first $1.5 million of purchase orders placed by Thomson. In addition, under the agreement with Thomson, upon acceptance by the Company of each of the next four $3.0 million of orders placed by Thomson through May 1998, Thomson will receive shares of Common Stock equal to 1% of the Company's Common Stock outstanding at such time. Thomson also has expressed its intention to
purchase       shares in this Offering. Thomson is currently marketing two versions of the Company's militarized triband fly-away earth station products. See "Certain Transactions" for further information regarding certain rights granted by the Company to Thomson including preemptive rights, rights of first refusal and the right to appoint a member to the Company's Board of Directors, all of which rights survive for so long as Thomson's stock ownership does not fall below 5% of the outstanding share capital of the Company as a result of Thomson selling or otherwise disposing of a portion of its Shares.


    SHIRON ADVANCED COMMUNICATIONS LTD.

    In January 1996, the Company and Shiron Advanced Communications Ltd. formed Shiron to develop a low-cost satellite modem to be incorporated into earth station products targeted at bringing communications infrastructure to rural or remote regions of developing countries. The Company plans to use the modem in its digital earth station product line and in connection with the data communications services, including Internet access, it will offer through NetSat. The modem is being developed under a grant from the Israel-United States Binational Industrial Research and Development Foundation (the "BIRD Foundation") and the BIRD Foundation will receive a royalty from the proceeds of sales of the modem. The Company holds 19% of Shiron's capital stock and has options to purchase additional shares if the Company purchases certain quantities of products from Shiron.

    C-GRAMS UNLIMITED INC.


    In August 1996, pursuant to agreements with C-Grams, a supplier of advanced network and earth station management software, the Company purchased a 5% equity interest in C-Grams for $400,278, has an option for an additional 15%, and agreed to use C-Gram's earth station monitor and control systems when appropriate. The Company believes its investment in C-Grams will provide it with research and development in new software products aimed at the Company's needs and access to customers who need to develop optimized solutions for their network management requirements. See "--GSI Ground Segment Systems and Networks" and "--Research and Development."


    ARMER COMMUNICATIONS ENGINEERING SERVICES, INC.


    In November 1996, the Company purchased for $150,000 a 15% interest in Armer, a field engineering company focused on the satellite communications business. In March 1997, the Company purchased for $50,000 an additional 2% interest in Armer. The Company retains an option to purchase up to an additional 8% interest in Armer. Armer complements the Company's satellite communications engineering capability by providing qualified field installation/test personnel for the implementation and test phase of turnkey projects.

    APPLIED THEORY COMMUNICATIONS, INC.

    In December 1996, NetSat and Applied Theory Communications, Inc. ("Applied Theory"), a successor to a portion of a business conducted by NYSERNet, Inc., a New York-based Internet and intranet service provider, entered into a Memorandum of Understanding pursuant to which the companies agreed to work together to form a joint venture in which Applied Theory would provide its Internet engineering and operations capabilities to support the development and operation of the planned NetSat NOC. The parties have agreed to jointly market their capabilities to their existing and potential customers and to submit joint bids for contracts, where appropriate. Further, the parties have agreed to form a joint development team which will develop processes to help ensure the compatibility of the partners and the success of the proposed venture. The parties have reserved the right to independently pursue projects within the scope of their individual expertise.


SALES AND MARKETING



    The Company markets its products and services to prime communications infrastructure contractors, PTTs, other telecommunications carriers, producers and distributors of news and entertainment content and other corporations through sales representatives in foreign countries as well as its sales and marketing offices in Hauppauge, New York, Atlanta, Georgia, and Hong Kong. The Company presently employs 23 persons with marketing responsibility, of which 11 are engaged in marketing on a full-time basis.


    The Company applies a "project team" approach to identifying, obtaining and maintaining customer accounts by grouping sales representatives, marketing executives, business execution teams and account managers together to develop close and continuing relationships with its customers. The Company's sales representatives in foreign countries provide local presence and identify prospective customers for the Company's marketing executives. The marketing executives and associated business execution teams work together to develop relationships with these customers, and ultimately obtain orders for the Company's products or services. The business execution teams manage the accounts on a day-to-day basis and long-term customers are assigned to an account manager who usually also functions as a project engineer for that account. The Company believes that this account management focus provides continuity and loyalty between the Company and its customers and fosters long-term relationships that lead to follow-up work and referrals to new customers.

    In addition to obtaining business through its project team approach, the Company obtains sales leads for new customers through referrals from existing customers, industry suppliers, and other sources such as participation in trade shows. The Company also directs its marketing efforts to its strategic allies, primarily through the Company's senior management. In some cases a strategic ally may be the prime contractor for a system or network installation and will subcontract the ground segment of the project to the Company. In other cases, the strategic ally may recommend the Company as prime contractor for the design and supply of a system.

    The Company's marketing strategy for NetSat's Internet access and data communications services is at an early stage of development. The Company anticipates that such strategy will be carried out primarily through local joint ventures and value added resellers in each of the countries in which it markets its services, depending on the capabilities of such partners and resellers, the nature and location of prospective customers in such countries and the particular communications infrastructure requirements and regulatory structure of each potential market. The Company expects that members of senior management will play a role in developing and maintaining relationships with local value added resellers, joint venture partners and local partners.

CUSTOMERS

    The Company's customers include prime communications infrastructure contractors, PTTs and other telecommunications carriers, producers and distributors of news and entertainment content and corporations. A partial list of customers for whom the Company has designed ground segment system or network solutions, the types of solutions, and the geographic location of the projects are set forth below.


CUSTOMER                                       SOLUTION                                       LOCATION
---------------------------------------------  ---------------------------------------------  -------------------
Hughes Network Systems, Inc.                   VSAT Hubs/MBB                                  Various
                                               Intelsat Standard A                            Kuwait
                                               TDMA Earth Station                             Moscow
AT&T Corporation                               CTF                                            Russia
EDS Corp.                                      MBB                                            Thailand
AO Rustel                                      MBB                                            Russia
                                               CTF                                            Russia
British Telecommunications plc                 Digital Video Broadcast Uplink                 Germany
                                               Digital Video Broadcast Uplink                 United Kingdom
Orion Electronics Corp. of America             Intelsat Standard A                            United States
Ministry of Posts and Telecommunications       Intelsat Standard A                            China
  (China)
Bezeq The Israel Telecommunication Corp. Ltd.  Digital Video Broadcast Uplink and             Israel
                                               Receive-Only Earth Station
Satellite Technology Management, Inc.          Intelsat Standard A                            Malaysia
C.P.R.M. (Marconi) of Portugal                 Digital Fly-Away Earth Station                 Portugal
United Nations                                 Digital Transportable Earth Station            Croatia
Thomson-CSF                                    Tactical Military Terminals                    France
Thailand Ministry of Health                    CTF and Overall Network                        Thailand
Hyundai Corp.                                  CTF and Overall Network                        Korea
Transworld Communications, Inc.                MBB                                            Russia
American Sky Broadcasting LLC                  Direct Broadcast Uplinks/Video Reception       United States
                                               Systems/TT&C
Tele-TV                                        Video Reception System                         United States
Bell Atlantic Corp.                            Video Reception System                         United States
Soros Foundation Affiliates in Eastern Europe  Internet access through NetSat                 Serbia, Bulgaria,
                                                                                              Slovenia


------------------------


    The Company typically relies upon a small number of customers for a large portion of its revenues. For example, approximately 43% and 15% of the Company's revenues in fiscal 1996 and for the nine months ended March 31, 1997, respectively, were derived from sales to Hughes Network Systems. At March 31, 1997, $16.5 million, or approximately 60% of the Company's backlog, was accounted for by a contract between the Company and A Sky B. The Company expects that in the near term a significant portion of its revenues will continue to be derived from one or a limited number of customers (the identity of whom may vary from year to year) as the Company seeks to expand its business and its customer base. The reduction, delay, or cancellation of orders from one or more of such significant customers would have a material adverse effect on the Company's business, financial condition and results of operations.


BACKLOG


    At March 31, 1997, the Company's backlog of undelivered orders was $27.6 million (approximately 63% of which is expected to be delivered during fiscal
1997) compared with $7.3 million at March 31, 1996. The Company records an order in backlog when it receives a firm contract or purchase order which identifies product quantities, sales price and delivery dates. Backlog represents the amount of unrecorded revenue on undelivered orders and a percentage of revenues from sales of products that have been shipped but have not been accepted by the customer. The Company's backlog at any given time is not necessarily indicative of future period revenues. While from time to time a substantial portion of the Company's backlog has been comprised of large orders, the cancellation of any of which could have a material adverse effect on the Company's operating results, the Company to date has not experienced significant changes in its backlog from cancellations or revisions of orders. See "Risk Factors--Customer Concentration."

PRODUCT DESIGN, ASSEMBLY AND TESTING

    The Company assigns a project team to each contract into which it enters. The project team is led by a project engineer who is responsible for execution of the project process, which includes engineering and design, assembly and testing, installation and customer acceptance. Project teams generally consist of between two and 10 employees and include engineers, integration specialists, buyer-planners and an operations team. The Company's proprietary products and system designs are utilized in the engineering and design phases of a project. Once a system is designed, the integration specialist works with the buyer-planner and the operations team to assure a smooth transfer from the engineering phase to the integration phase. The integration phase consists mainly of integration of purchased equipment, components and subsystems into a complete functioning system. Assembly, integration and test operations are conducted on both an automated and manual basis, depending primarily on production volume. The Company provides facilities for complete in-plant testing of all its systems before delivery in order to assure all performance specifications will be met during installation at the customer's site.

    The Company employs formal Total Quality Management programs and other training programs, and has entered the International Organization of Standards quality certification process for ISO 9001, a standard sometimes imposed by foreign buyers, that enumerates certain requirements an organization must follow in order to assure consistent quality in the supply of products and services. The certification process qualifies the Company for access to virtually all international projects, and the Company believes that this represents a competitive advantage. The Company has designed its processes and procedures based on ISO 9001 requirements and believes, although there can be no assurances, that certification will be completed in a timely manner.

    The Company currently procures most of the critical components and services for its products from single or limited sources in connection with specific contracts and does not otherwise carry significant inventories or have long-term or exclusive supply contracts with its source vendors. The Company has from time to time experienced delays in receiving products from certain of its vendors due to quality control or manufacturing problems, shortages of materials or components or product design difficulties. There can be no assurance that similar problems will not recur or that replacement products will be available when needed at commercially reasonable rates, or at all. If the Company were to change certain of its vendors, the Company would be required to perform additional testing procedures upon the components supplied by such new vendors, which could prevent or delay product shipments. Additionally, prices could increase significantly in connection with changes of vendors. Any inability of the Company to obtain timely deliveries of materials of acceptable quality or timely services, or any significant increase in the prices of materials or services, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks of Fixed-Price Contracts," "--Quarterly Fluctuations" and "--Dependence upon Suppliers; Sole and Limited Sources of Supply."

RESEARCH AND DEVELOPMENT

    The Company outsources much of its research and development by making strategic investments in certain suppliers who perform research and development for the Company. This provides the Company with a cost-effective way to develop new technology, while minimizing its direct expenditures. The Company believes that outsourcing research and development, where the costs are funded partially by the investments made in its strategic suppliers, allows the Company to retain its flexibility in developing solutions for its customers, while at the same time leaving open the opportunity to develop proprietary products through its strategic supplier relationships.


    The Company's internal research and development efforts generally focus on the development of products not available from other suppliers to the industry. Current efforts are focused on developing a compact digital earth station and other customizable systems. Through March 31, 1997, the Company has incurred $1.1 million in internal research and development expenses.


COMPETITION

    The markets for both ground segment systems and networks and satellite-delivered data communications services are highly competitive. Many of the Company's competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to the Company. As a result, such competitors may be able to develop and expand their products and services more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than can the Company. In addition, there are limited barriers to entry in the Company's markets and certain of the Company's strategic suppliers and customers have technologies and capabilities in the Company's product areas and could choose to compete with the Company or to replace the Company's products or services with their own. The entry of new competitors, the decision by a strategic ally to compete with the Company or the decision by a customer to develop and employ in-house capability to satisfy its satellite communications needs could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company believes that its ability to compete successfully in the satellite ground segment market is based primarily on its ability to provide a solution which fits the customer's requirements, as well as on price, performance, reputation of its management, on-time delivery, reliability and customer support. The Company believes its success in the satellite-delivered data communications services market will depend primarily on its ability to provide prompt delivery and installation, competitive pricing, consistent and reliable connections, and customer support.

    The Company's primary competitors in the satellite ground segment market generally fall into the following groups: (i) vertically integrated satellite systems providers such as Nippon Electric Corporation ("NEC"), California Microwave, Inc. ("CMI"), Scientific-Atlanta, Inc. and ComSat RSI and (ii) system integrators such as Engineering & Technical Services and IDB Systems, a division of LDDS Worldcom Inc. In the satellite-delivered data communications (including Internet) services market, while the Company expects to cooperate with many local providers, the Company may compete with other satellite communication companies as they develop technology in this area as well as conventional Internet services providers, such as Uunet Technology, Inc., NETCOM On-Line Communication Services, Inc. and PSINet Inc. In addition, the Company may compete with local governmental PTTs and other local access providers which often have monopoly rights for certain services including telephony.

    The Company anticipates that its competitors may develop or acquire products that provide functionality that is similar to that provided by the Company's products and that such products may be offered at a significantly lower price or bundled with other products. In addition, current and potential competitors in both markets have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY

    The Company relies heavily on the technological and creative skills of its personnel, new product developments, computer programs and designs, frequent product enhancements, reliable product support and proprietary technological expertise in maintaining its competitive position, and lacks patent protection for its products and services. There can be no assurance that others will not independently develop or acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary and confidential technological expertise or disclose such technologies or that the Company can ultimately protect its rights to such proprietary technological expertise.

    The Company generally relies on confidentiality agreements with its consultants, key employees and sales representatives to protect its proprietary technological expertise, and generally controls access to and distribution of its technology, software and other proprietary information. Despite these precautions, there can be no assurance that such agreements will not be breached, that the Company will have adequate remedies for any such breach or that a third party will not copy or otherwise obtain and use the Company's products or technology without authorization or develop similar products or technology independently. Failure by the Company to maintain protection of its proprietary technological expertise for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Proprietary Technology; Risk of Infringement."

    The Company is subject to the risk of alleged infringement of intellectual property rights of others. Most of the Company's officers and employees were formerly officers or employees of other companies in the industry. The Company believes that neither it nor its officers or employees have violated any agreements with, or obligations to, prior employers. Although the Company is not aware of any pending or threatened infringement claims with respect to the Company's current or future products, there can be no assurance that third parties, including previous employers, will not assert such claims or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce or protect the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company currently has two patent applications pending in the United States and intends to seek further patents on its technology, if appropriate. There can be no assurance that patents will issue from any of the Company's pending or any future applications or that any claims allowed from such applications will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely.

    The Company has filed an application for registration of Globecomm Systems Inc. as a service mark in the United States and has filed applications for registration of NetSat Express as a trademark and service mark in the United States and in Singapore, the European Union and the Russian Federation and as a trademark in Brazil, and intends to seek registration of other trademarks and service marks in the future. There can be no assurance that registrations will be granted from any of the Company's pending or future applications, or that any registrations that are granted to the Company will prevent others from using similar trademarks and service marks in connection with related goods and services.

GOVERNMENT REGULATION

    The Company is subject to various federal laws and regulations which may have negative effects on the Company. The operation of the teleport (a group of transmit earth stations) that the Company intends to construct in Hauppauge, New York, will be subject to regulation by the FCC for domestic and international carriage and by government agencies in other countries. The Company's transmission of voice and data for its data communications business through the teleport must be licensed by the FCC for domestic and international service. Additionally, a Certificate of Public Convenience and Necessity ("CPCN") must be obtained and a tariff filed for the provision of international service.

    To receive the license for domestic service, the Company must submit an application which contains technical information about the proposed teleport and a demonstration of the public interest aspects of the teleport, including a shareholder list and a statement that the Company's ownership complies with the FCC's foreign ownership restrictions for licensees. Under the FCC Rules and Regulations, non-U.S. citizens or their representatives, foreign governments, or corporations otherwise subject to control by non-U.S. citizens, may not own more than 20% of a licensee directly, or, if the FCC finds it consistent with the public interest, may not own more than 25% of the parent of a licensee. Non-U.S. citizens may not serve as officers of a licensee or as members of a licensee's board of directors, although the FCC may waive this requirement in whole or in part. Failure to comply with these requirements may result in the FCC issuing an order to the entity requiring divestiture of alien ownership to bring the entity into compliance with the FCC Rules and Regulations. In addition, fines, a denial of renewal or revocation of the license are possible. The Company has no knowledge of any present foreign ownership which would result in a violation of the FCC Rules and Regulations, but there can be no assurance that foreign holders will not in the future hold more than 20% or 25% of the Common Stock of the Company.

    The application, if accepted for filing, is placed on public notice for 30 days. After the notice period, the FCC determines whether the application should be granted. If the license is granted, the teleport must be constructed and made operational within twelve months from the date of the license grant. The Company will have to file annual reports with the FCC indicating modifications, project status and changes in foreign ownership. The Company is in the process of preparing the application and there can be no assurance that the FCC will grant a license for the teleport.

    With respect to international service, the Company must submit an application to the FCC for a CPCN which is placed on public notice and, if no comments are received, automatically granted on the 36th day following publication. The Company will also be required to file and maintain tariffs containing the specific rates, terms and conditions applicable to its services. The tariffs can become effective one day after public notice of grant of the CPCN. No assurance can be given that the Company will receive a CPCN or successfully file and maintain its tariff.

    Regulatory schemes in countries in which the Company may seek to provide its satellite-delivered data communications services may impose impediments on the Company's operations. Certain countries in which the Company intends to operate have telecommunications laws and regulations that do not currently contemplate technical advances in broadcast technology such as Internet/intranet transmission by satellite. There can be no assurance that the present regulatory environment in any such country will not be changed in a manner which may have a material adverse impact on the Company's business. The Company or its local partners typically must obtain authorization for each country in which the Company provides its satellite-delivered data communications services. Although the Company believes that it or its local partners will be able to obtain the requisite licenses and approvals from the countries in which the Company intends to provide service, the regulatory schemes in each country are different and thus there may be instances of noncompliance of which the Company is not aware. Although the Company believes these regulatory schemes will not prevent the Company from pursuing its business plan, there can be no assurance such licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities, or that necessary licenses and approvals will be granted on a timely basis in all jurisdictions in which the Company wishes to offer its services or that restrictions applicable thereto will not be unduly burdensome.

    The Company's Internet operations (other than the operation of a teleport) are not currently subject to direct government regulation in most countries, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, national or international levels with respect to the Internet, covering issues such as user privacy and expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. For example, the Telecommunications Act of 1996 (the constitutionality of certain portions of which is currently under challenge) was recently enacted in the United States, and imposes criminal penalties via the Communications Decency Act (or "CDA") on anyone who distributes obscene, lascivious or indecent communications over the Internet. It is anticipated that a substantial portion of the Company's Internet operations will be carried out in countries which may impose greater regulation of the content of information coming into the country than that which is generally applicable in the United States. To the extent that the Company provides content as a part of its Internet services, it will be subject to any such laws regulating content. Moreover, the adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's Internet services or increase the Company's cost of doing business or in some other manner have a material adverse effect on the Company's business, operating results and financial condition. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for the Company's services, could increase the Company's cost of doing business as a result of costs of litigation or increased product development costs, or could in some other manner have a material adverse effect on the Company's business, financial condition and results of operations.

    The sale of the Company's ground segment systems and networks outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect the Company's competitive position. In addition, in order to ship its products into European Union countries, the Company must satisfy certain technical requirements. If the Company were unable to comply with such requirements with respect to a significant quantity of the Company's products, the Company's sales in Europe could be restricted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES


    As of March 31, 1997, the Company had 79 full-time employees, including 39 in engineering and program management, 14 in the manufacturing and manufacturing support group, 11 in sales and marketing, and 15 in management and administration. The Company's employees are not covered by any collective-bargaining agreements. The Company believes that its relations with its employees are good.


FACILITIES

    The Company's principal offices and production facilities are currently located in approximately 20,000 square feet of space in an industrial facility located at 375 Oser Avenue, Hauppauge, New York.

The Company leases the space under an agreement which terminates on November 30, 1998 with a base rent of $105,000 per year. In December 1996, the Company purchased 121,830 square feet of space in a facility in Hauppauge on 7.2 acres where the Company intends to move its principal offices and production facilities by June 1997. The Company has a one-year lease on office space in Hong Kong at a monthly rental fee (including maintenance fees) of approximately $3,000. The Company also leases office space in the Atlanta, Georgia, area under a three-year lease at an initial base monthly rent of $1,750, which rental amount increases in years two and three of the lease and is currently $1,820 per month. NetSat's principal offices are located in approximately 3,000 square feet of space located at 400 Oser Avenue, Hauppauge, New York, which NetSat leases on a month-to-month basis, at a monthly rent of $2,500.


LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

    The directors, executive officers and other key employees of the Company are as follows:


NAME                                                       AGE      POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

David E. Hershberg...................................          59   Chief Executive Officer and Chairman of the Board of
                                                                    Directors

Kenneth A. Miller....................................          52   President and Director

Thomas A. DiCicco....................................          46   Vice President--Government Systems, Corporate
                                                                    Secretary and Director

Donald G. Woodring...................................          49   Vice President--Network and Systems Analysis and
                                                                    Director

Stephen C. Yablonski.................................          50   Vice President--Commercial Systems and Director

Ray Stuart...........................................          59   Vice President--International Marketing

Paul J. Johnson......................................          41   Vice President--Contracts

Andrew C. Melfi......................................          43   Chief Financial Officer

Gerald A. Gutman.....................................          54   President--NetSat Express

Gary C. Gomes........................................          51   Executive Vice President--NetSat Express

Herman Fialkov(1)....................................          75   Director

Shelley A. Harrison..................................          54   Director

Benjamin Duhov.......................................          69   Director

C.J. Waylan(1).......................................          55   Director


------------------------

(1) Member of the Audit Committee and the Compensation Committee.

    DAVID E. HERSHBERG founded the Company in 1994 and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception. From 1976 to 1994, Mr. Hershberg was the President of Satellite Transmission Systems, Inc. ("STS"), a provider of satellite ground segment systems and networks, which he founded and which became a subsidiary of CMI. From 1990 to 1994, Mr. Hershberg also served as Group President of the Satellite Communications Group of CMI, where he also had responsibility for EFData, Inc., a manufacturer of satellite communications modems and for Viasat Technology Corp. ("Viasat"), a manufacturer of communications systems which specialized in portable and mobile satellite communications equipment. Mr. Hershberg headed the Space Communications division of ITT Corporation from 1968 to 1972, and the Systems Division of Comtech Systems, Inc. ("Comtech") from 1972 to 1976. Mr. Hershberg is a Director of Primus Telecommunications Group, Incorporated ("Primus"), a telecommunications company providing long distance services. He holds a B.S.E.E. from Rensselaer Polytechnic Institute, an M.S.E.E. from Columbia University and an M.S. in Management Science from Stevens Institute of Technology.

    KENNETH A. MILLER has served as President and a Director since joining the Company in November 1994. From 1978 to 1994, he held various positions with STS, and succeeded Mr. Hershberg as President of that company in 1994. During his tenure at STS, Mr. Miller developed and implemented satellite communications systems and networks for customers in the United States and overseas. Prior to his employment at

STS, Mr. Miller was Manager of Satellite Systems at Comtech and a Satellite Communications Staff Officer with the United States Army. Mr. Miller holds an M.B.A. from Hofstra University and a B.S.E.E. from the University of Michigan.

    THOMAS A. DICICCO has served as Vice President--Government Systems, Corporate Secretary and a Director since joining the Company in October 1994. From 1988 to 1994, he was employed by STS, most recently as Senior Director. He was Vice President of Engineering at Comtech from 1979 to 1988 and was employed by the AIL Division of Cutler Hammer from 1970 to 1979. Mr. DiCicco holds a B.S.E.E. from Hofstra University and an A.S. in Engineering Science from SUNY at Farmingdale.

    DONALD G. WOODRING has served as Vice President--Network and Systems Analysis and a Director since joining the Company in October 1994. From 1982 to 1994, he was Assistant Vice President for System Analysis at STS. From 1980 to 1982, he was employed by the SHAPE Technical Center and from 1972 to 1980 was employed by the U.S. Department of Defense. Mr. Woodring holds a B.S. from Penn State University and an M.S.E.E. from Catholic University.

    STEPHEN C. YABLONSKI has served as Vice President--Commercial Systems and a Director since joining the Company in April 1995. From 1988 to 1995, he was employed by STS, most recently as Vice President and General Manager of the Commercial Systems and Networks Division. Prior to that he was Vice President of Engineering at Argo Communications, a telecommunications services provider. Mr. Yablonski holds a B.S.E.E. from Brown University and an M.S.E.E. from the University of Pennsylvania.

    RAY STUART has served as Vice President--International Marketing since joining the Company in July 1995. From 1989 to 1995, he was employed by Comsat RSI, a satellite communications equipment supplier, most recently as Vice President of Business Development. Mr. Stuart holds a B.S.E.E. from Mississippi State University.

    PAUL J. JOHNSON has served as Vice President--Contracts since joining the Company in October 1996. From 1991 to 1996, he was Director of Contracts for STS. He holds a B.B.A. from St. Bonaventure University.

    ANDREW C. MELFI has served as Chief Financial Officer since joining the Company in January 1996. From 1982 to 1995 he was the Controller of STS. From 1980 to 1982, he was the Assistant Controller of Dorne and Margolin, Inc., a designer and manufacturer of antennas. Mr. Melfi holds an M.B.A. and a B.B.A. in accounting from Dowling College.

    GERALD A. GUTMAN has served as President of NetSat since July 1996. From February 1996 to June 1996, he served as a consultant to the Company. In 1987, he founded Viasat, where he served as Chief Executive Officer from 1987 to 1995. From 1977 to 1987, Mr. Gutman served as President and Chief Executive Officer of Nav-Com Incorporated, a satellite communications company providing communications services to the maritime industry. Mr. Gutman has served as Chairman of the COMSAT Manufacturer's Advisory Committee to Inmarsat, Vice Chairman of the Mobile Satellite User's Association and as President of the National Marine Electronics Association. He holds a B.B.A. in Marketing from Hofstra University.

    GARY C. GOMES has served as Executive Vice President of NetSat since January 1997 and he served as Vice President of the Company from September 1995 to December 1996. From October 1994 to September 1995, Mr. Gomes served as a consultant to the Company. Prior to that, he was Senior Vice President of Marketing at STS, where he was employed from March 1983 to September 1995. From 1971 to 1981, he was employed by Fairchild Industries, Inc., a provider of services to the aerospace industry. Mr. Gomes holds a B.A. in Mathematics and Economics from California Western University, an M.S.I.A. from Carnegie Mellon's Graduate School of Industrial Administration and a J.D. from the Law School of the University of Pennsylvania.

    HERMAN FIALKOV has served as a Director of the Company since January 1995. In 1968, Mr. Fialkov started the venture capital firm of Geiger & Fialkov and has been involved in venture investments since that time. He has been a General Partner of PolyVentures Associates, L.P., a high technology venture capital fund ("PolyVentures Associates") since 1987. From 1972 to 1983, he was President and later Chairman of Standard Microsystems Corporation, a manufacturer and provider of large-scale integrated circuits and local area network products, and is currently a Director of that company. He also is a Director of Primus and a Trustee of Polytechnic University. Mr. Fialkov holds a B.Ad.E. from New York University.

    SHELLEY A. HARRISON has been a Director of the Company since July 1995. Since 1987, Dr. Harrison has been a Managing General Partner of PolyVentures Associates. He currently serves as Chairman and Chief Executive Officer of Spacehab, Inc., which develops, owns and operates habitable modules that provide space-based laboratory research facilities and logistics aboard the United States space shuttle fleet. In 1973, Dr. Harrison co-founded Symbol Technologies Inc., a leading provider of bar code laser scanners and portable terminals, where he served as Chairman and Chief Executive Officer until 1982. As President of Harrison Enterprise, from 1982 to 1986, he managed venture financing and technology start-ups. Dr. Harrison also is a Director of NetManage, Inc., a software company specializing in personal information management and Internet applications, and several privately held high technology portfolio companies in the information, software, and telecommunications industries. He is Chairman of the Board of Trustees of the New York State Center for Advanced Technology in Telecommunications and a Trustee of Polytechnic University. He holds a B.S.E.E. from New York University and an M.S. and a Ph.D. in Electrophysics from Polytechnic University.

    BENJAMIN DUHOV has been a Director of the Company since January 1996. He is a Consultant and the President of Stamford Consulting Group which provides consulting services to the aerospace industry. He worked for Thomson-CSF S.A. from June 1975 to October 1993, and for CBS Laboratories, which was devoted to technical developments in the television and defense industries, from 1972 to 1975. Mr. Duhov holds a B.S.E.E. from Washington University.

    C. J. WAYLAN has been a Director of the Company since January 1997. He currently serves as Executive Vice President of NextWave Telecom Inc. ("NextWave"), a provider of wireless personal telecommunications services. Prior to joining NextWave in 1996, Dr. Waylan worked for GTE Corporation from February 1981 to April 1996, where he served as Executive Vice President for GTE Mobilnet and President of GTE Spacenet Corporation. Dr. Waylan also is a Director of Stanford Telecommunications, Inc., a communications technology company. Dr. Waylan holds a B.S. from the University of Kansas and an M.S.E.E. and a Ph.D. from the Naval Post Graduate School.

    Messrs. Hershberg, DiCicco and Woodring were elected to the Board of Directors pursuant to a voting agreement among certain stockholders of the Company. This agreement will terminate upon the consummation of this Offering.

    Mr. Duhov was elected to the Board of Directors pursuant to an agreement between Thomson and the Company which grants Thomson the right to designate one nominee for election to the Company's Board of Directors. This right terminates if Thomson's stock ownership falls below 5% of the outstanding share capital of the Company as a result of Thomson selling or otherwise disposing of a portion of its shares.


    Dr. Harrison was elected to the Board of Directors pursuant to an agreement between PolyVentures II, Limited Partnership ("PolyVentures") and the Company. This agreement will terminate upon the consummation of this Offering.


    All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. All officers of the Company are elected to serve in such capacities at the pleasure of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

    The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

    The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of the Company and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee also administers various incentive compensation, stock and benefit plans.


DIRECTORS' COMPENSATION



    Each of Messrs. Fialkov and Waylan receives a director's fee of $500 per month. Other directors do not receive any cash compensation for their service as members of the Board of Directors, although they are reimbursed for certain expenses incurred in connection with attendance at Board and Committee meetings. Currently, PolyVentures, with whom Dr. Harrison is affiliated, and Mr. Fialkov have each been granted options to purchase 42,750 shares of Common Stock at an exercise price of $3.51 per share. Mr. Waylan has been granted an option to purchase 42,750 shares of Common Stock at an exercise price of $8.07 per share. In addition, in February 1997, the Company adopted the 1997 Stock Incentive Plan pursuant to which options will be granted to new non-employee directors of the Company. See "1997 Stock Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation paid by the Company for services rendered during the fiscal year ended June 30, 1996 to: (i) the Company's Chief Executive Officer and (ii) all of the other executive officers whose base salary during fiscal 1996 was in excess of $100,000 (together, the "Named Executive Officers").

                        SUMMARY COMPENSATION TABLE(1)(2)

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                       ANNUAL      -------------
                                                                    COMPENSATION    SECURITIES
                                                                    -------------   UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                                            SALARY         OPTIONS      COMPENSATION(3)
------------------------------------------------------------------  -------------  -------------  -----------------
David E. Hershberg,
  Chairman and Chief Executive Officer............................   $   165,006        --            $   2,350
Kenneth A. Miller,
  President.......................................................       159,994        68,400            6,500
Stephen A. Yablonski,
  Vice President--Commercial Systems..............................       119,995        22,800           --
Ray Stuart,
  Vice President--International Marketing.........................       128,797(4)      55,219          --

------------------------

(1) Other compensation in the form of perquisites and other personal benefits has been omitted as the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the Named Executive Officer for such year. The Company did not award a bonus to any of its executive officers during fiscal 1996.

(2) Does not include summary compensation information for Gerald A. Gutman, President--NetSat, who was retained on July 1, 1996 at an annual salary of $100,000 per year.

(3) Includes annual registrant contributions to the Company's 401(k) plan.

(4) Includes $34,893 paid to Mr. Stuart as a consulting fee.

STOCK OPTION GRANTS

    The following table sets forth certain information regarding the option grants made pursuant to the Company's Incentive Stock Option Plan during fiscal 1996 to each of the Named Executive Officers. The Company has never granted any stock appreciation rights.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                                               POTENTIAL REALIZABLE
                                                                                                      VALUE
                                                                                                AT ASSUMED ANNUAL
                                                                                                      RATES
                                                                                                  OF STOCK PRICE
                                 NUMBER OF                                                       APPRECIATION FOR
                                SECURITIES         PERCENTAGE OF                                  OPTION TERM(3)
                            UNDERLYING OPTIONS     TOTAL OPTIONS     EXERCISE    EXPIRATION   ----------------------
NAME                              GRANTED           GRANTED(2)         PRICE        DATE          5%         10%
--------------------------  -------------------  -----------------  -----------  -----------  ----------  ----------
David E. Hershberg........          --                  --              --           --           --          --
Kenneth A. Miller.........          68,400                 9.4%      $    4.68     03/14/06   $  201,096  $  510,264
Stephen C. Yablonski......          22,800                 3.1            4.68     03/14/06       67,032     170,088
Ray Stuart................          40,969(4)              5.6            4.68     07/07/05      120,448     305,628
                                    14,250                 2.0            4.68     03/14/06       41,895     106,305

------------------------

(1) All option grants to employees of the Company vest in four equal annual installments commencing one year after the date of the option grant.

(2) Based on an aggregate of 730,384 options granted to employees in fiscal 1996, including options granted to the Named Executive Officers.

(3) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the ten-year option term. The assumed 5% and 10% rates of stock appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate of the future market price of the Common Stock.

(4) These options replace 35,625 options originally granted to Mr. Stuart on July 7, 1995, which had an exercise price of $3.51 per share.

    No options were exercised by the Named Executive Officers in 1996. The following table sets forth, for each of the Named Executive Officers, certain information concerning the value of unexercised options at the end of fiscal 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF UNEXERCISED       NET VALUES OF UNEXERCISED
                                                                  OPTIONS               IN-THE-MONEY OPTIONS(1)
                                                         --------------------------  ------------------------------
NAME                                                     EXERCISABLE  UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
-------------------------------------------------------  -----------  -------------  -------------  ---------------
David E. Hershberg.....................................      --            --             --              --
Kenneth A. Miller......................................      --             68,400        --              $0
Stephen C. Yablonski (2)...............................      29,498        111,292        $0               0
Ray Stuart.............................................      10,243         44,976         0               0

------------------------

(1) Based on the estimated fair value of the Company's Common Stock at the end of fiscal year 1996 valued at $4.68 per share (as determined by the Company's Board of Directors), less the exercise price payable for such
    shares. If the initial public offering price of $        is used in this
    calculation instead of the fair market value of the shares at the end of
    fiscal year 1996, the value for Mr. Miller becomes $        , the values for
    Mr. Yablonski become $        and $        , and the values for Mr. Stuart
    become $        and $        .

(2) Includes 117,990 options which replace 102,600 options originally granted to Mr. Yablonski on May 5, 1995, which had an exercise price of $3.51 per share.

1997 STOCK INCENTIVE PLAN

    The Company's 1997 Stock Incentive Plan (the "1997 Plan") is intended to serve as the successor equity incentive program to the Company's Incentive Stock Option Plan and Director Stock Option Plan (the "Predecessor Plans"). The 1997 Plan was adopted by the Board of Directors on February 26, 1997, subject to stockholder approval. 2,280,000 shares of Common Stock have been initially authorized for issuance under the 1997 Plan. This share reserve is comprised of
(i) the shares which remained available for issuance under the Predecessor Plans, including the shares subject to outstanding options thereunder, plus (ii) an additional increase of 285,000 shares. This initial share reserve will increase on the first trading day of each calendar year beginning with the 1998 calendar year by one percent (1%) of the aggregate shares of Common Stock outstanding on the last business day of the preceding calendar year. However, in no event may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 1,425,000 shares in the aggregate per calendar year.

    Outstanding options under the Predecessor Plans will be incorporated into the 1997 Plan upon the date of this Offering, and no further option grants will be made under the Predecessor Plans. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1997 Plan to those options. However, except as otherwise noted below, the outstanding options under the Predecessor Plans contain substantially the same terms and conditions summarized below for the Discretionary Option Grant Program in effect under the 1997 Plan.

    The 1997 Plan is divided into five separate components: (i) the Discretionary Option Grant Program, (ii) the Salary Investment Option Grant Program, (iii) the Stock Issuance Program, (iv) the Automatic Option Grant Program and (v) the Director Fee Option Grant Program.

    The Discretionary Option Grant, Salary Investment Option Grant and Stock Issuance Programs will be administered by the Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

    Under the Discretionary Option Grant Program, eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date.

    Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock.

    The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the Predecessor Plans) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

    Under the Stock Issuance Program, eligible individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services.

    In the event that there is a change in control of the Company (including the acquisition of more than 35% of the outstanding voting stock), each outstanding option under the Discretionary Option Grant Program will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest. Options currently outstanding under the Incentive Stock Option Plan will accelerate upon an acquisition of the Company by merger or asset sale, but such options are not subject to acceleration upon a hostile change in control of the Company. Options currently outstanding under the Director Stock Option Plan accelerate upon the optionee's retirement, disability or death, or if the Company executes an agreement pursuant to which the Company is acquired by merger or asset sale or an acquisition (or increase in ownership) by any person to more than 20% of the outstanding voting stock.

    Under the Salary Investment Option Grant Program, selected executive officers and other highly compensated employees may elect to have a portion of their base salary invested each year in special option grants. The Plan Administrator will have the discretion to determine the calendar years for which the program is to be in effect and to select the individuals eligible to participate in the program. For each year the Plan Administrator elects to activate the Salary Investment Option Grant Program, each individual selected for participation may elect, prior to the start of the calendar year, to reduce his base salary for that calendar year by a specified dollar amount not less than $5,000 nor more than $50,000. In return, the officer will automatically be granted, on or before the last trading day in January of the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the built-in gain on the option at the time of grant will be equal to the salary reduction amount. The option will vest in a series of 12 equal monthly installments over the calendar year for which the salary reduction is in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

    Under the Automatic Option Grant Program, each individual who first becomes a nonemployee Board member on or after the date the Underwriting Agreement for this Offering is executed will receive an option grant on such date for 15,000 shares of Common Stock, provided such individual has not otherwise been in the prior employ of the Company and provided he is not serving as a member of the Board pursuant to contractual rights granted to certain groups of stockholders in connection with their purchase of stock in the Company.


    Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each option will be exercisable for those option shares which have vested. During the period of service as a member of the Board, each 15,000-share grant will vest to the extent of one-third of the number of shares granted thereby (5,000 shares), on the first anniversary of the date of grant, and cumulatively to the extent of an additional one-third, on each of the next two succeeding anniversaries, so that on the third anniversary of the date of grant (provided service as a Board member has continued throughout the period), the options granted to any Eligible Director will be fully vested. However, each outstanding option will immediately vest upon: (i) certain changes in the ownership or control of the Company or
(ii) the death or disability of the optionee while serving as a Board member.


    Under the Director Fee Option Grant Program, nonemployee Board members may elect to have all or any portion of any annual retainer fee otherwise payable in cash applied to a special option grant. Each member who elects, prior to the start of a calendar year, to apply all or any portion of his retainer fee for that calendar year to the acquisition of an option will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the amount of the retainer fee subject to the election by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the built-in gain on the option at the time of grant will be equal to the amount of the retainer fee subject to the election. The option becomes exercisable for 50% of the option shares upon completion of six
(6) months of Board service in the calendar year for which the election is in effect and the balance of the shares will become exercisable in a series of six
(6) equal monthly installments upon completion of each additional month of Board service during that calendar year. The option will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

    The Board may amend or modify the 1997 Plan at any time. The 1997 Plan will terminate on February 25, 2007, unless sooner terminated by the Board.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

    The Company has entered into three-year employment agreements with each of Messrs. Hershberg and Miller as of January 27, 1997 (the "Executive Agreements"). Messrs. Hershberg and Miller are required to devote their full-time efforts to the Company as Chairman of the Board and Chief Executive Officer, and as President, respectively. The Company is required to compensate Messrs. Hershberg and Miller at annual rates of $165,000 and $160,000, respectively (which amounts are reviewed annually by the Board of Directors and are subject to increase at their discretion). Messrs. Hershberg and Miller are entitled to all employee benefits generally made available to executive officers. If the Company terminates the Executive Agreements other than for disability or cause, the Company will have the following obligations: (i) if the termination is after the end of the initial three-year term, the Company must pay the terminated executive one-twelfth of his then applicable base salary as severance pay and (ii) if the termination is before the end of the initial three-year term, the Company must pay to the terminated executive, as they become due, all amounts otherwise payable if he had remained employed by the Company until the end of the third year of the Executive Agreements. If their employment is terminated other than for cause following a change of control of the Company, each of Messrs. Hershberg and Miller will be entitled to receive:
(i) a cash payment equal to three times his respective annual base salary plus fringe benefits and bonus, (ii) a cash payment equal to three times the Company's 401(k) contribution for such executive and (iii) medical benefits for one year for the executive and his dependents. In addition, all stock options will become immediately exercisable upon a change of control. The definition of "change in control" in the Executive Agreements is the same as in the 1997 Plan.

    The Compensation Committee as Plan Administrator of the 1997 Plan will have the authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by any executive officer or the shares of Common Stock subject to direct issuances held by any such individual, in connection with certain changes in control of the Company or the subsequent termination of the executive officer's employment following the change in control.

401(K) PLAN

    The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers all of the Company's employees with one
(1) month of service before the end of the preceding quarter who are at least 21 years of age. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to 20% and have the amount of such reduction contributed to the 401(k) Plan. The Company matches 100% of the first 4% of such contributions. In addition, the 401(k) Plan provides for discretionary profit-sharing contributions in an amount determined each year by the Board of Directors. The Company has not made any such discretionary profit-sharing contributions under the Plan to date. The 401(k) Plan further provides for additional voluntary contributions (which are made on an after-tax basis) by Plan participants. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1996, as amended, so that salary reduction contributions by employees, matching or profit-sharing contributions by the Company, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company will be deductible by the Company when made. The Trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in one or more of several investment options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    As of the date of this Prospectus, the Company's Compensation Committee consists of Mr. Fialkov and Dr. Waylan. Prior to this time, effective September 19, 1996, the Board elected a Compensation Committee consisting of Messrs. Hershberg and Fialkov and Dr. Harrison. From February 21, 1995 to September 18, 1996, the Compensation Committee consisted of Mr. Fialkov and Mr. Andrew B. Krieger (who is no longer a Director of the Company). Prior to that time, decisions concerning the compensation of executive officers were made by the entire Board of Directors. Certain members of the Company's Board of Directors are parties to transactions with the Company. See "Certain Transactions."

KEY-PERSON LIFE INSURANCE

    The Company maintains key-person life insurance policies on the life of Mr. Hershberg in the amount of $1.0 million and on the lives of Messrs. Miller, DiCicco, Woodring, Yablonski and Melfi in the amount of $500,000 for each.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "Delaware Law"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Company has obtained liability insurance for its officers and directors.

    Section 145 of the Delaware Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the Delaware Law or (iv) for any transaction from which the director derived an improper personal benefit. The Delaware Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of stockholders or otherwise. The Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware Law and provides that to the fullest extent permitted by law, the Corporation shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate of Incorporation. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    In October 1994, the Company's Chief Executive Officer lent the Company $315,000, evidenced by a note bearing interest at 6% per annum. The principal plus accrued interest in the aggregate amount of $354,423 was repaid in January 1997. During fiscal year 1995, the Chief Executive Officer lent the Company $80,700 in noninterest-bearing working capital advances of which $60,000 was repaid during fiscal 1995 and the remaining $20,700 balance was repaid during fiscal 1996.


    In December 1995, the Company lent Donald Woodring, an executive officer of the Company, $150,000 to cover relocation expenses, repayable June 30, 1997 with an annual interest rate of 5% per annum. Mr. Woodring has paid all interest on the loan as it has become due. As of March 31, 1997, the aggregate amount outstanding on the note was $150,000.


    In June 1995, the Company issued an aggregate of 1,218,982 shares of Common Stock to various investors at a purchase price of $4.68 per share, including 106,901 shares to PolyVentures, a venture capital firm affiliated with Shelley
A. Harrison, a Director of the Company. In connection with the June 1995 offering, the Company sold to PolyVentures for a purchase price of $3,751 a five-year warrant to purchase an additional 106,901 shares of the Company's Common Stock at an exercise price of $5.26 per share. In January 1997, PolyVentures exercised its warrant and the Company issued to PolyVentures 106,901 shares of its Common Stock.

    In May 1996, the Company issued an aggregate of 156,250 shares of Class A Convertible Preferred Stock (the "Class A Stock") at an aggregate purchase price of $2.5 million to three investors, including 31,250 shares to PolyVentures, convertible automatically upon the closing of this Offering into an aggregate of 445,313 shares of Common Stock.

    In December 1996, the Company issued an aggregate of 432,142 shares of Class B Convertible Preferred Stock (the "Class B Stock") at an aggregate purchase price of $12.1 million to 77 investors, convertible automatically upon the closing of this Offering into an aggregate of 1,231,605 shares of Common Stock.


    In connection with the June 1995 and December 1996 private placements, the Company engaged Northeast Securities, Inc. ("NSI") to serve as the placement agent. Mr. Andrew B. Krieger, a former director of the Company, served as a broker-dealer in the private placements through an affiliation with NSI. In connection with these offerings, the Company paid Krieger Associates, of which Mr. Krieger is the President and Chief Executive Officer, cash commissions totaling an aggregate of $1,330,428. In addition, in connection with these transactions, the Company has agreed to pay Krieger Associates further cash commissions totaling an aggregate of $432,000, to be paid in monthly installments over a 36-month period, of which the Company has paid $12,000 to date. The Company also has retained Krieger Associates to perform certain financial and other consulting services and to date has paid a total of approximately $116,000 for the performance of such services since February 1995. In addition, in connection with these private placements, the Company issued an aggregate of 156,488 shares of Common Stock and 52,438 shares of Class B Stock, convertible automatically upon the closing of this Offering into an aggregate of 149,448 shares of Common Stock, to Mr. Krieger, Krieger Associates, NSI and certain individuals and entities designated by NSI or Mr. Krieger.


    The shares of Common Stock issued in the June 1995 private placement and the shares of Common Stock issued upon conversion of the Class A and Class B Convertible Preferred Stock are entitled to certain registration rights. See "Registration Rights of Certain Holders" and "Shares Eligible for Future Sale."


    In November 1995, Thomson purchased 199,500 shares of the Company's Common Stock at a price of $4.68 per share. Under the agreement with Thomson, Thomson was granted certain preemptive and other rights regarding future issuances of securities of the Company including (i) a preemptive right to purchase up to 15% of the total number of securities offered in any public offering undertaken by the Company and

(ii) the right to participate in any private offering to the extent required to maintain its percentage ownership in the Company as well as the right to nominate a director to the Board of Directors. These rights survive for so long as Thomson's stock ownership does not fall below 5% of the outstanding share capital of the Company as a result of Thomson selling or otherwise disposing of a portion of its shares. In connection with its preemptive right, Thomson has
expressed its intention to purchase          shares being offered in this
Offering which will enable it to maintain its percentage ownership of the Company. Additionally, until May 1998, Thomson is to receive additional shares of Common Stock based on orders placed with the Company. Pursuant to this agreement, in November 1995, for its first $1.5 million of orders, the Company issued Thomson 37,147 shares of the Company's Common Stock which was equal to 1% of the Company's Common Stock then outstanding. For each of its next four orders of at least $3.0 million, Thomson is to receive an additional 1% of the Company's then outstanding share capital (measured at the time of issuance). In August 1996, the Company issued Thomson 16,054 shares of the Company's Class A Stock, at a purchase price of $16.00 per share, convertible automatically upon the closing of this Offering into an aggregate of 45,754 shares of Common Stock, pursuant to the rights of first refusal granted by the Company to Thomson.


    On July 1, 1996, the Company hired Donald Gutman, the brother of an executive officer of the Company, as the Company's Director of Engineering at an annual salary of $80,000 plus a standard benefit package.


    In October 1996, PolyVentures purchased 18,939 shares of NetSat's Class A Preferred Stock which in April 1997 the Company converted to 30,082 shares of the Company's Common Stock.



    From August 17, 1994 through March 31, 1997, the Company granted executive officers and directors of the Company and employees, some of whom are immediate family members of the Company's executive officers, a total of 909,079 stock options for the purchase of the Company's Common Stock with exercise prices ranging from $4.68 to $8.07 per share. See "Management--1997 Stock Incentive Plan."

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth, as of April 15, 1997, certain information with respect to the beneficial ownership of shares of Common Stock of: (i) all stockholders known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock, (ii) each director of the Company and each Named Executive Officer and (iii) all directors and executive officers of the Company as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.



                                                                                             SHARES BENEFICIALLY
                                                               SHARES BENEFICIALLY OWNED            OWNED
                                                                  PRIOR TO OFFERING(2)        AFTER OFFERING(2)
                     NAME AND ADDRESS OF                       --------------------------  ------------------------
                     BENEFICIAL OWNER(1)                          NUMBER        PERCENT      NUMBER       PERCENT
                   -----------------------                     -------------  -----------  -----------  -----------
David E. Hershberg...........................................      1,282,500(3)       22.1%
                                                                                                                  %
Kenneth A. Miller............................................        273,600(4)        4.7
Stephen C. Yablonski.........................................         64,696(5)        1.1
Ray Stuart...................................................         24,048(6)      *
Thomas A. DiCicco............................................        142,500(7)        2.4
Donald G. Woodring...........................................        141,078(8)        2.4
Herman Fialkov...............................................        361,446(9)        6.2
Shelley A. Harrison..........................................        361,446 (10        6.2
Benjamin Duhov...............................................          5,700       *
C.J. Waylan..................................................       --            --
Thomson Corp. of America.....................................        366,248 (11        6.3
  99 Canal Center Plaza
  Suite 450
  Alexandria, VA 22314
Vertex Investment (II) Ltd...................................        356,250 (12        6.1
  c/o Vertex Management (II) Pte Ltd.
  77 Science Park Drive
  #02-15 Cintech III
  Singapore Science Park
  Singapore U511
PolyVentures II, Limited Partnership.........................        332,946         5.7
  c/o Polytechnic University
  901 Route 110
  Farmingdale, NY 11735

All current directors and executive officers as a group (14
  persons)...................................................      2,352,571 (13       39.1%
                                                                                                                  %


------------------------

*   Represents less than 1%.

(1) Except as otherwise indicated, (i) the stockholders named in the table have sole voting and investment power with respect to all shares beneficially owned by them and (ii) the address of all stockholders listed in the table is: c/o GSI, 375 Oser Avenue, Hauppauge, New York 11788.


(2) The number of shares of Common Stock deemed outstanding prior to this Offering includes (i) 3,876,037 shares of Common Stock and (ii) 1,958,001 shares of Common Stock issuable upon the conversion of all outstanding shares of Convertible Preferred Stock. Amounts shown for each stockholder include (i) all shares of Common Stock issuable upon conversion of Preferred Stock at the closing of this Offering and (ii) shares of Common Stock underlying options, warrants and rights of first refusal exercisable within 60 days of April 15, 1997.

(3) Includes 342,000 shares of Common Stock held in trust by Mr. Hershberg for certain members of his family of which Mr. Hershberg disclaims beneficial ownership and 171,000 shares of Common Stock held by Deerhill Associates, a family partnership of which Mr. Hershberg is General Managing Partner. Mr. Hershberg disclaims beneficial ownership of the shares held by Deerhill Associates except to the extent of his proportionate pecuniary interest therein.

(4) Includes 54,150 shares of Common Stock held by certain members of Mr. Miller's family of which Mr. Miller disclaims beneficial ownership and 17,100 shares of Common Stock issuable upon exercise of stock options.


(5) Consists of 1,425 shares of Common Stock held by Mr. Yablonski's wife and 64,696 shares of Common Stock issuable upon exercise of stock options.



(6) Consists of 24,048 shares of Common Stock issuable upon exercise of stock options.


(7) Includes 14,250 shares of Common Stock issuable upon exercise of stock options.

(8) Includes 19,950 shares of Common Stock held by certain members of Mr. Woodring's family of which Mr. Woodring disclaims beneficial ownership and 14,250 shares of Common Stock issuable upon exercise of stock options.


(9) Consists of 332,946 shares of Common Stock held by PolyVentures of which Mr. Fialkov is a General Partner, and 28,500 shares of Common Stock issuable upon exercise of stock options. Mr. Fialkov disclaims beneficial ownership of the shares held by PolyVentures except to the extent of his proportionate pecuniary interest therein.



(10) Consists of 332,946 shares of Common Stock held by PolyVentures of which Dr. Harrison is the Managing General Partner, and 28,500 shares of Common Stock issuable upon exercise of stock options. Dr. Harrison disclaims beneficial ownership of the shares held by PolyVentures except to the extent of his proportionate pecuniary interest therein.



(11) Does not include       shares of Common Stock which Thomson has a right to
    acquire in this Offering pursuant to its preemptive rights. Does not include Thomson's right to receive 1% of the Company's outstanding share capital (measured at the time of issuance) for each of its next four consummated orders with the Company of at least $3.0 million.


(12) Consists of 285,000 shares of Common Stock held by Vertex Investment (II) Ltd. ("Vertex") and 71,250 shares of Common Stock held by HWH Investment Pte. Ltd. ("HWH"). Vertex manages HWH, which is an investment fund owned by an entity affiliated with the Government of Singapore. Vertex disclaims beneficial ownership of the shares held by HWH.

(13) See Notes (3) through (10) above.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the consummation of this Offering, the authorized capital stock of the
Company will consist of       shares of Common Stock, $0.001 par value, and
1,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share held. Following this Offering, the holders of Common Stock, voting as a single class, will be entitled to elect all of the directors of the Company. In all matters other than the election of directors, when a quorum is present at any stockholders' meeting, the affirmative vote of the majority of shares present in person or represented by proxy shall decide any question before such meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting. The holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. A stockholder, holding in the aggregate 282,401 shares of Common Stock, has the right to participate in any private offering of the Company to the extent required to maintain its percentage ownership in the Company. No other holders of Common Stock have any preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable.


    At March 31, 1997, there were 5,834,038 shares of Common Stock outstanding (after giving effect to the Preferred Stock Conversion and the Stock Split) and held of record by 295 stockholders, and options to purchase an aggregate of 1,669,032 shares of Common Stock were also outstanding. See "Management-- 1997 Stock Incentive Plan."


PREFERRED STOCK

    Upon the consummation of this Offering, the Company will be authorized to issue 1,000,000 shares of Preferred Stock with such voting rights, designations, preferences and rights and such qualifications, limitations or restrictions thereof, as may be determined by the Board of Directors providing for such series. Although the Company has no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

    The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed.

COMMON STOCK WARRANTS


    As of March 31, 1997, warrants to purchase an aggregate of 64,125 shares of the Company's Common Stock, all of which will expire on November 21, 2006 and have an exercise price of $8.07 per share, were outstanding.


REGISTRATION RIGHTS OF CERTAIN HOLDERS

    After this Offering, the holders of       shares of Common Stock (the
"Registrable Securities") will be entitled to certain demand rights with respect to the registration of the Registrable Securities under the Securities Act. Under the terms of the agreement between the Company and the holders of the Registrable Securities, subject to certain restrictions, at any time twelve (12) months after this Offering is complete, holders holding more than 25% of the Registrable Securities are entitled to demand that the Company register not less than 25% of the Registrable Securities under the Securities Act in an underwritten public offering, the expected aggregate price to the public of which exceeds $3,000,000 (net of underwriting discounts and commissions). Additionally, the Company shall not, subject to certain provisions, be obligated to effect a registration pursuant to such a demand right during the period starting with the date sixty (60) days prior to the Company's estimated date of filing of, and ending on a date four (4) months following the effective date of, a registration statement pertaining to an underwritten public offering of securities for the account of the Company. The Company is not required to effect more than one such registration pursuant to such demand registration rights.

    Additionally, after this Offering, the holders of       shares of Common
Stock (the "Additional Registrable Securities"), pursuant to the terms of the July 1995 private placement, will be permitted by the Company to undertake one demand registration right. Thereafter, the holders of the Additional Registrable Securities will have piggyback registration rights. Such demand and piggyback rights are subject to certain restrictions.

    Under an additional agreement with respect to the holders of 491,066 shares of Common Stock (the "Class A Registrable Securities"), the holders of the Class A Registrable Securities will be entitled to certain demand rights with respect to the registration of the Class A Registrable Securities under the Securities Act. Under the terms of the agreement between the Company and the holders of the Class A Registrable Securities, subject to certain restrictions, at any time after this Offering is complete, holders holding more than 25% of the Class A Registrable Securities are entitled to demand that the Company register not less than 25% of the Class A Registrable Securities under the Securities Act in an underwritten public offering, the expected aggregate price to the public of which exceeds $3,000,000 (net of underwriting discounts and commissions). The Company is not required to effect more than one such registration pursuant to such demand registration rights.

    In addition, under an additional agreement with respect to the holders of 1,383,088 shares of Common Stock (the "Class B Registrable Securities"), after this Offering, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, subject to certain restrictions, the holders of the Registrable Securities, the Class A Registrable Securities and the Class B Registrable Securities are entitled to notice of such registration and are entitled to request inclusion of their Registrable Securities, Class A Registrable Securities and Class B Registrable Securities therein. The Company is required to include any Registrable Securities and Class A Registrable Securities in an unlimited number of such registrations, and any Class B Registrable Securities in not more than two such registrations. In addition, at any time fifty-four (54) weeks after the Offering is complete, the holders of the Class B Registrable Securities, subject to certain restrictions, are entitled to demand that the Company register the Class B Registrable Securities under the Securities Act in an underwritten public offering. The Company is generally required to bear the expenses of any registrations pursuant to the exercise of the registration rights described herein.

    Registration of the Registrable Securities, the Additional Registrable Securities, the Class A Registrable Securities or Class B Registrable Securities pursuant to such rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

DELAWARE ANTI-TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company will act as transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon the closing of this Offering, the Company will have       shares of
Common Stock outstanding, assuming no exercise of the over-allotment option or
of warrants and options to acquire an aggregate of       shares outstanding at
March 31, 1997. Of these shares, the       shares registered in this Offering
will be freely tradable without restriction under the Securities Act, unless they are purchased by "affiliates" of the Company, as that term is used under the Securities Act. The remaining 5,834,038 shares will be "restricted securities," as defined in Rule 144 under the Securities Act (the "Restricted Shares").



    Beginning 90 days after the Effective Date, 529,669 Restricted Shares not subject to lock-up agreements (including approximately 206,833 shares issuable upon exercise of vested options) and not being sold in this Offering will be eligible for sale in the public market without restriction in reliance on Rule 144(k) under the Securities Act. All officers and directors of the Company and certain other stockholders, holding an aggregate of 4,307,959 shares of Common Stock, have agreed with PaineWebber Incorporated not to offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock convertible into or exchangeable for Common Stock owned by them for a period ending 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of PaineWebber Incorporated. Certain other stockholders, holding an aggregate of 1,233,320 shares of Common Stock, have agreed with PaineWebber Incorporated not to offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock convertible into or exchangeable for Common Stock owned by them for a period ending one year after the date of this Prospectus (the "One-Year Lock-Up Period") without the prior written consent of PaineWebber Incorporated. Upon the expiration of the Lock-Up Period, or earlier upon the consent of PaineWebber Incorporated, approximately 4,662,123 shares of restricted securities (including approximately 354,164 shares issuable upon exercise of vested options) will be eligible for sale in the public market and, as of that date, approximately 2,482,005 of such shares will be subject to certain volume and other resale restrictions pursuant to Rule 144 and approximately 1,688,972 of such shares will be eligible for sale without restriction under Rule 144(k). Upon the expiration of the One-Year Lock-Up Period, or earlier upon the consent of PaineWebber Incorporated, approximately 1,283,555 additional shares of restricted securities (including approximately 50,235 additional shares issuable upon exercise of vested options) will be eligible for sale in the public market and, as of that date, approximately 1,149,473 of such shares will be subject to certain and other resale restrictions pursuant to Rule 144 of which none of such shares will be eligible for sale without restriction under Rule 144(k).



    In general, under Rule 144, as it will be in effect as of April 29, 1997, any person (or persons whose shares are aggregated) who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding
shares of the Company's Common Stock (approximately       shares immediately
after this Offering) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. In meeting the one- and two-year holding periods described above, a holder of Restricted Shares may include under certain circumstances the holding period of a prior owner. Currently, the holding periods are two years and three years, respectively.


    Any employee or director of or consultant to the Company who has been granted options to purchase shares or who has purchased shares pursuant to a written compensatory plan or written contract prior to the effective date of this Offering pursuant to Rule 701 will be entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.


    The Company intends to file, on or about the date of the Prospectus, a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under the Predecessor Plans and the 1997 Plan, including, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares issued under those plans, options or warrants by nonaffiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. An aggregate of 1,669,032 shares of Common Stock are issuable pursuant to outstanding options and options under the 1997 Plan. An additional 610,968 shares of Common Stock are available for future grants under the Company's 1997 Plan.



    Following this Offering, the holders of       Restricted Shares will have
the right to cause the Company to register the sale of such shares under the Securities Act. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. See "Description of Capital Stock--Registration Rights of Certain Holders."


    Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely effect the market price of the Common Stock.

                                  UNDERWRITING

    The Underwriters named below, acting through PaineWebber Incorporated and Unterberg Harris (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                                       NUMBER
UNDERWRITER                                                                           OF SHARES
-----------------------------------------------------------------------------------  -----------
PaineWebber Incorporated...........................................................
Unterberg Harris...................................................................
                                                                                     -----------

Total..............................................................................
                                                                                     -----------
                                                                                     -----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Shares listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase, and the Company is obligated to sell, all of the Shares offered by this Prospectus, if any of the Shares being sold pursuant to the Underwriting Agreement are purchased (without consideration of any shares that may be purchased through the exercise of the Underwriters' over-allotment option).

    The Representatives have advised the Company that the Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $         per share. The Underwriters may
allow, and such dealers may reallow, a concession to other dealers not in excess
of $         per share. After the initial public offering of the Shares, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an
additional       shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of Shares. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of Shares that it is obligated to purchase as shown in the table set forth above.


    Pursuant to Thomson's preemptive right to purchase up to 15% of the total number of shares of Common Stock offered in this Offering, Thomson has expressed
an intention to purchase    shares being offered in this Offering which will
enable it to maintain its percentage ownership of the Company. There can be no assurance that Thomson will make such purchase.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Certain officers of Unterberg Harris own in the aggregate 10,177 shares of Common Stock of the Company.

    The Representatives have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

    The Company and each of its executive officers, directors and certain other
stockholders holding an aggregate of       shares of Common Stock, for a period
ending 180 days from the date of this Prospectus, and certain other stockholders
holding in the aggregate       shares of Common Stock, for a period ending one
year from the date of this Prospectus, have agreed not to offer to sell, sell, contract to sell, or grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for any capital stock or warrants or other rights to purchase shares of capital stock of the Company owned by any of them prior to the expiration of 180 days or one year from the date of this Prospectus, as the case may be, except: (i) for the Shares offered hereby, (ii) with the prior written consent of PaineWebber Incorporated and
(iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options, or the grant of options to purchase shares of Common Stock or restricted stock awards under the Stock Plans.

    Prior to this Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined pursuant to negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.


    In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or
a portion of such short position, up to       shares of Common Stock, by
exercising the Underwriters' over-allotment option referred to above. In addition, PaineWebber Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractural arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The Consolidated Financial Statements of the Company at December 31, 1996, and for the six months then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and at June 30, 1996 and 1995, and for the year ended June 30, 1996 and the period from August 17, 1994 (inception) through June 30, 1995, by Price Waterhouse LLP, independent accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the Consolidated Financial Statements and related Notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    As a result of this Offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As long as the Company is subject to such periodic reporting and informational requirements, it will file with the Commission all reports, proxy statements and other information required thereby. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. The Registration Statement, of which the Prospectus forms a part, has been so filed and may be obtained at such site.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

    On November 27, 1996, the Company dismissed Price Waterhouse LLP as its independent accountants. The reports of Price Waterhouse LLP on the Company's financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the year ended June 30, 1996 and for the period from August 17, 1994 (inception) through June 30, 1995, and through November 27, 1996, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements for such years. The decision to change firms was approved by the Company's Board of Directors. The Company has requested that Price Waterhouse LLP furnish it with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of such letter, dated February 27, 1997, is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

    The Company engaged Ernst & Young LLP as its new independent auditors as of November 27, 1996.

    During the two most recent fiscal years and through November 27, 1996, the Company did not consult with Ernst & Young LLP on items which (i) were or should have been subject to Statement on Auditing Standards No. 50 or (ii) concerned the subject matter of a disagreement or reportable event with Price Waterhouse LLP.

                             GLOBECOMM SYSTEMS INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS


Report of Independent Auditors--Ernst & Young LLP.....................................  F-2

Report of Independent Accountants--Price Waterhouse LLP...............................  F-3

Consolidated Balance Sheets as of June 30, 1995 and 1996, December 31, 1996 and March
  31, 1997 (unaudited)................................................................  F-4

Consolidated Statements of Operations for the period from August 17, 1994 (inception)
  through June 30, 1995, the year ended June 30, 1996, the six months ended December
  31, 1995 (unaudited) and 1996, and the nine months ended March 31, 1996 (unaudited)
  and 1997 (unaudited)................................................................  F-5

Consolidated Statements of Changes in Stockholders' Equity for the period from August
  17, 1994 (inception) through June 30, 1995, the year ended June 30, 1996, the six months ended December 31, 1996, and the three months ended March 31, 1997
  (unaudited).........................................................................  F-6

Consolidated Statements of Cash Flows for the period from August 17, 1994 (inception)
  through June 30, 1995, the year ended June 30, 1996, the six months ended December
  31, 1995 (unaudited) and 1996, and the nine months ended March 31, 1996 (unaudited)
  and 1997 (unaudited)................................................................  F-7

Notes to Consolidated Financial Statements............................................  F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Globecomm Systems Inc.

    We have audited the accompanying consolidated balance sheet of Globecomm Systems Inc. at December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globecomm Systems Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the six months then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Melville, New York
January 24, 1997, except for
  Note 1 as to which the date
  is            , 1997

--------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon (a) completion of the split of outstanding shares of common stock and amendment to the certificate of incorporation and (b) determination of the estimated initial public offering price for purposes of computing shares used in per share computations, as described in Notes 1 and 2, respectively, to the consolidated financial statements.

                                          /s/ ERNST & YOUNG LLP


                                          ERNST & YOUNG LLP

Melville, New York
May 6, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  and Stockholders of Globecomm Systems Inc.


The stock split described in Note 1 to the financial statements has not been consummated at May 5, 1997. When it has been consummated, we will be in a position to furnish the following report:


    "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Globecomm Systems Inc. and its subsidiary at June 30, 1995 and 1996, and the results of their operations and their cash flows for the period from August 17, 1994 (inception) through June 30, 1995 and the year ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

    /s/ PRICE WATERHOUSE LLP
    PRICE WATERHOUSE LLP
    New York, New York
    August 23, 1996, except as to Note 1,
    which is as of            , 1997

                             GLOBECOMM SYSTEMS INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                 JUNE 30, 1995  JUNE 30, 1996  DECEMBER 31, 1996   MARCH 31, 1997
                                                                 -------------  -------------  -----------------  -----------------
                                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................   $ 3,507,108    $ 3,434,910     $   9,618,382      $   6,308,536
  Restricted cash..............................................        96,000      1,231,850         1,615,486          1,491,850
  Accounts receivable..........................................        68,515      1,998,846         7,838,033          8,157,109
  Inventories, net.............................................     2,041,303      1,377,083            88,642          1,249,702
  Note receivable from stockholder.............................       --             150,000           150,000            150,000
  Prepaid expenses and other current assets....................         9,875        233,612           222,654            596,326
                                                                 -------------  -------------  -----------------  -----------------
Total current assets...........................................     5,722,801      8,426,301        19,533,197         17,953,523

Fixed assets, net..............................................       560,881        719,657         3,605,832          4,440,210
Investments....................................................       --             238,418         1,078,678          1,136,018
Other assets...................................................        91,658        118,419           193,194            186,126
                                                                 -------------  -------------  -----------------  -----------------

Total assets...................................................   $ 6,375,340    $ 9,502,795     $  24,410,901      $  23,715,877
                                                                 -------------  -------------  -----------------  -----------------
                                                                 -------------  -------------  -----------------  -----------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................   $ 2,428,596    $ 2,766,790     $   6,275,817      $   6,200,253
  Accrued payroll and related fringe benefits..................       102,720        217,000           319,750            242,497
  Accrued commissions..........................................       --             --                432,000            396,000
  Other accrued expenses.......................................       143,015        350,213           875,772            244,198
  Note payable to stockholder..................................       315,000        315,000           315,000           --
  Loan payable to stockholder..................................        20,700        --               --                 --
  Capital lease obligations....................................        49,678         50,083            53,036             50,370
                                                                 -------------  -------------  -----------------  -----------------
Total current liabilities......................................     3,059,709      3,699,086         8,271,375          7,133,318
Capital lease obligations......................................       108,852         73,945            46,664             32,590
                                                                 -------------  -------------  -----------------  -----------------
Total liabilities..............................................     3,168,561      3,773,031         8,318,039          7,165,908
                                                                 -------------  -------------  -----------------  -----------------
Commitments
Stockholders' equity:
  Preferred stock, $.001 par value; 1,000,000 shares
    authorized:
    Class A Convertible--shares authorized, issued and
      outstanding: none at June 30, 1995, 156,250 at June 30,
      1996 and 172,304 at December 31, 1996 and March 31, 1997
      (liquidation preference $2,756,864)......................       --                 156               172                172
    Class B Convertible--shares authorized, issued and
      outstanding: none at June 30, 1995 and 1996, 485,294 at
      December 31, 1996 and 514,714 at March 31, 1997
      (liquidation preference $14,411,992).....................       --             --                    485                514
  Common stock, $.001 par value; 12,000,000 shares authorized, shares issued and outstanding: 3,506,275 at June 30, 1995,
    3,769,136 at June 30, 1996 and December 31, 1996 and
    3,876,037 at March 31, 1997 (5,834,038 after giving effect
    to the conversion of preferred stock into common stock)....         3,506          3,769             3,769              3,876
  Additional paid-in capital...................................     5,168,100      9,036,298        20,291,057         21,699,443
  Accumulated deficit..........................................    (1,065,183)    (3,310,459)       (4,202,621)        (5,154,036)
                                                                 -------------  -------------  -----------------  -----------------
                                                                    4,106,423      5,729,764        16,092,862         16,549,969
  Less stock subscriptions receivable..........................      (899,644)       --               --                 --
                                                                 -------------  -------------  -----------------  -----------------
Total stockholders' equity.....................................     3,206,779      5,729,764        16,092,862         16,549,969
                                                                 -------------  -------------  -----------------  -----------------
Total liabilities and stockholders' equity.....................   $ 6,375,340    $ 9,502,795     $  24,410,901      $  23,715,877
                                                                 -------------  -------------  -----------------  -----------------
                                                                 -------------  -------------  -----------------  -----------------


                            See accompanying notes.

                             GLOBECOMM SYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                      PERIOD FROM
                                      AUGUST 17,
                                         1994
                                      (INCEPTION)                       SIX MONTHS ENDED             NINE MONTHS ENDED
                                        THROUGH      YEAR ENDED            DECEMBER 31                    MARCH 31
                                       JUNE 30,       JUNE 30,     ---------------------------  ----------------------------
                                         1995           1996           1995          1996           1996           1997
                                     -------------  -------------  ------------  -------------  -------------  -------------
                                                                   (UNAUDITED)                          (UNAUDITED)
Revenues...........................  $      71,756  $  13,476,276  $  7,315,340  $  13,306,482  $  10,518,203  $  21,532,212
Costs of revenues..................         58,089     11,237,977     5,976,034     11,497,100      8,437,518     18,736,399
                                     -------------  -------------  ------------  -------------  -------------  -------------
Gross profit.......................         13,667      2,238,299     1,339,306      1,809,382      2,080,685      2,795,813
                                     -------------  -------------  ------------  -------------  -------------  -------------
Operating expenses:
  Selling and marketing............        346,141      1,915,037       796,421      1,401,071      1,252,831      2,215,882
  Research and development.........       --              711,906       250,528        229,593        488,010        351,455
  General and administrative.......        771,974      1,945,623       862,491      1,416,294      1,431,881      2,534,214
                                     -------------  -------------  ------------  -------------  -------------  -------------
Total operating expenses...........      1,118,115      4,572,566     1,909,440      3,046,958      3,172,722      5,101,551
                                     -------------  -------------  ------------  -------------  -------------  -------------
Loss from operations...............     (1,104,448)    (2,334,267)     (570,134)    (1,237,576)    (1,092,037)    (2,305,738)

Interest income, net of interest
  expense of $14,797, $32,293,
  $14,880 (unaudited), $15,898,
  $21,483 (unaudited) and $20,248
  (unaudited) in June 1995, June
  1996, December 1995, December
  1996, March 1996 and March 1997,
  respectively.....................         39,265         88,991        53,965         70,414         81,179        187,161
                                     -------------  -------------  ------------  -------------  -------------  -------------
Loss before minority interests in
  operations of consolidated
  subsidiary.......................     (1,065,183)    (2,245,276)     (516,169)    (1,167,162)    (1,010,858)    (2,118,577)
Minority interests in operations of
  consolidated subsidiary..........       --             --             --             275,000       --              275,000
                                     -------------  -------------  ------------  -------------  -------------  -------------
Net loss...........................  $  (1,065,183) $  (2,245,276) $   (516,169) $    (892,162) $  (1,010,858) $  (1,843,577)
                                     -------------  -------------  ------------  -------------  -------------  -------------
                                     -------------  -------------  ------------  -------------  -------------  -------------
Pro forma net loss per share
  (unaudited)......................                 $                            $                             $
                                                    -------------                -------------                 -------------
                                                    -------------                -------------                 -------------
Shares used in computing pro forma
  net loss per share (unaudited)...
                                                    -------------                -------------                 -------------
                                                    -------------                -------------                 -------------


                            See accompanying notes.

                             GLOBECOMM SYSTEMS INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                               PREFERRED STOCK
                                ----------------------------------------------
                                       CLASS A                 CLASS B               COMMON STOCK       ADDITIONAL     STOCK
                                ----------------------  ----------------------  ----------------------   PAID-IN    SUBSCRIPTIONS
                                 SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL     RECEIVABLE
                                ---------  -----------  ---------  -----------  ---------  -----------  ----------  ------------
Exchange of loan payable and
  payment of cash for common
  stock to chief executive
  officer.....................                                                  1,305,158   $   1,305   $   47,818
Issuance of common stock to
  customer....................                                                    213,750         214        8,036
Issuance of common stock to
  consultants.................                                                     59,710          60        2,245
Sale of common stock to
  employees...................                                                    541,500         541       20,359
Sale of common stock to
  investors...................                                                     10,687          11       38,982   $  (34,493)
Issuance of common stock under
  private placement offering
  to investors, net of
  issuance costs of
  $1,401,606; paid in cash of
  $669,682 and 156,488 shares
  of stock....................                                                  1,375,470       1,375    5,034,342     (865,151)
Options granted to employees
  and directors...............                                                     --          --           16,318       --
Net loss......................                                                     --          --           --           --
                                                                                ---------  -----------  ----------  ------------
Balance at June 30, 1995......                                                  3,506,275       3,506    5,168,100     (899,644)

Proceeds from stock
  subscriptions receivable....                                                     --          --           --          899,644
Sale of common stock to
  investor, net of issuance
  costs of $17,495............                                                    199,500         199      915,406       --
Issuance of common stock as
  sales commissions...........                                                     37,147          37      173,706       --
Sale of common stock to
  investors...................                                                     10,687          11       49,977       --
Issuance of common stock to
  consultants.................                                                     15,527          16       52,250       --
Sale of convertible preferred
  stock to investors, net of
  issuance costs of $15,000...    156,250   $     156                              --          --        2,484,844       --
Options granted to employees
  and directors...............     --          --                                  --          --          192,015       --
Net loss......................     --          --                                  --          --           --           --
                                ---------  -----------                          ---------  -----------  ----------  ------------
Balance at June 30, 1996......    156,250         156                           3,769,136       3,769    9,036,298       --

Sale of convertible preferred
  stock to investors, net of
  issuance costs of
  $2,623,264; paid in cash of
  $1,135,000 and 53,152 shares
  of stock....................     --          --         485,294   $     485      --          --       10,964,515       --
Sale of convertible preferred
  stock to investor...........     16,054          16      --          --          --          --          256,847       --
Options granted to employees
  and directors...............     --          --          --          --          --          --           33,397       --
Net loss......................     --          --          --          --          --          --           --           --
                                ---------  -----------  ---------  -----------  ---------  -----------  ----------  ------------
Balance at December 31,
  1996........................    172,304         172     485,294         485   3,769,136       3,769   20,291,057       --
Unaudited:
  Options granted to employees
    and directors.............                 --          --          --          --          --           22,127       --
  Exercise of warrants........                 --          --          --         106,901         107      562,528       --
  Sale of convertible
    preferred stock to
    investor..................                 --          29,420          29      --          --          823,731       --
  Net loss....................     --          --          --          --          --          --           --           --
                                ---------  -----------  ---------  -----------  ---------  -----------  ----------  ------------
Balance at March 31, 1997
  (unaudited).................    172,304   $     172     514,714   $     514   3,876,037   $   3,876   $21,699,443  $   --
                                ---------  -----------  ---------  -----------  ---------  -----------  ----------  ------------
                                ---------  -----------  ---------  -----------  ---------  -----------  ----------  ------------


                                                 TOTAL
                                ACCUMULATED   STOCKHOLDERS'
                                  DEFICIT        EQUITY
                                ------------  ------------
Exchange of loan payable and
  payment of cash for common
  stock to chief executive
  officer.....................                 $   49,123
Issuance of common stock to
  customer....................                      8,250
Issuance of common stock to
  consultants.................                      2,305
Sale of common stock to
  employees...................                     20,900
Sale of common stock to
  investors...................                      4,500
Issuance of common stock under
  private placement offering
  to investors, net of
  issuance costs of
  $1,401,606; paid in cash of
  $669,682 and 156,488 shares
  of stock....................                  4,170,566
Options granted to employees
  and directors...............                     16,318
Net loss......................   $(1,065,183)  (1,065,183)
                                ------------  ------------
Balance at June 30, 1995......   (1,065,183)    3,206,779
Proceeds from stock
  subscriptions receivable....       --           899,644
Sale of common stock to
  investor, net of issuance
  costs of $17,495............       --           915,605
Issuance of common stock as
  sales commissions...........       --           173,743
Sale of common stock to
  investors...................       --            49,988
Issuance of common stock to
  consultants.................       --            52,266
Sale of convertible preferred
  stock to investors, net of
  issuance costs of $15,000...       --         2,485,000
Options granted to employees
  and directors...............       --           192,015
Net loss......................   (2,245,276)   (2,245,276)
                                ------------  ------------
Balance at June 30, 1996......   (3,310,459)    5,729,764
Sale of convertible preferred
  stock to investors, net of
  issuance costs of
  $2,623,264; paid in cash of
  $1,135,000 and 53,152 shares
  of stock....................       --        10,965,000
Sale of convertible preferred
  stock to investor...........       --           256,863
Options granted to employees
  and directors...............       --            33,397
Net loss......................     (892,162)     (892,162)
                                ------------  ------------
Balance at December 31,
  1996........................   (4,202,621)   16,092,862
Unaudited:
  Options granted to employees
    and directors.............       --            22,127
  Exercise of warrants........       --           562,635
  Sale of convertible
    preferred stock to
    investor..................       --           823,760
  Net loss....................     (951,415)     (951,415)
                                ------------  ------------
Balance at March 31, 1997
  (unaudited).................   $5,154,036    $16,549,969
                                ------------  ------------
                                ------------  ------------


                            See accompanying notes.

                             GLOBECOMM SYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                   PERIOD FROM
                                   AUGUST 17,
                                      1994                      SIX MONTHS ENDED         NINE MONTHS ENDED
                                   (INCEPTION)   YEAR ENDED        DECEMBER 31                MARCH 31
                                  THROUGH JUNE    JUNE 30,   -----------------------  ------------------------
                                    30, 1995        1996        1995         1996        1996         1997
                                  -------------  ----------  -----------  ----------  -----------  -----------
                                                             (Unaudited)                    (Unaudited)
OPERATING ACTIVITIES
Net loss........................   $(1,065,183)  $(2,245,276)  $(516,169) $ (892,162) ($1,010,858) $(1,843,577)
Adjustments to reconcile net
  loss to cash used in operating
  activities:
    Stock issued to investor as
      commission................       --           173,743      --           --          --           --
    Stock issued to customer....         8,250       --          --           --          --           --
    Stock issued to consultants
      for services..............         2,305       46,270      22,079       --          34,704       --
    Depreciation and
      amortization..............        61,163      180,634      65,000      124,587     155,002       243,957
    Amortization of organization
      costs.....................         7,020       12,034       3,510       14,134       5,265        21,202
    Stock compensation
      expense...................        16,318      192,015      96,008       33,397     135,147        55,524
    Minority interests in
      operations of consolidated
      subsidiary................       --            --          --         (275,000)     --          (275,000)
    Changes in operating assets
      and liabilities:
      Accounts receivable.......       (68,515)  (1,930,331) (1,723,595)  (5,839,187) (2,894,713)   (6,158,263)
      Inventories...............    (2,041,303)     664,220   1,858,446    1,288,441     987,278       127,381
      Prepaid expenses and other
        current assets..........        (9,875)    (223,737)    (31,668)      10,958     (44,581)     (362,714)
      Other assets..............       (38,505)     (38,795)    (39,332)      (7,751)    (22,753)       (7,751)
      Accounts payable..........     2,428,596      338,194  (1,417,185)   3,509,027     (30,033)    3,433,463
      Accrued payroll and
        related fringe
        benefits................       102,720      114,280     (13,702)     102,750     (27,463)       25,497
      Accrued commissions and
        other accrued
        expenses................       143,015      207,198      (7,687)     957,559      70,131       289,985
                                  -------------  ----------  -----------  ----------  -----------  -----------
Net cash used in operating
  activities....................      (453,994)  (2,509,551) (1,704,295)    (973,247) (2,642,874)   (4,450,296)
                                  -------------  ----------  -----------  ----------  -----------  -----------
INVESTING ACTIVITIES
Purchases of investments........       --          (238,418)     (3,400)    (840,260)   (159,304)     (897,600)
Purchases of fixed assets.......      (437,210)    (339,410)   (100,111)  (3,010,762)   (287,397)   (3,964,510)
Payment of organization costs...       (60,173)      --          --          (81,158)     --           (81,158)
Restricted cash.................       (96,000)  (1,135,850)   (328,000)    (383,636)   (828,000)     (260,000)
                                  -------------  ----------  -----------  ----------  -----------  -----------
Net cash used in investing
  activities....................      (593,383)  (1,713,678)   (431,511)  (4,315,816) (1,274,701)   (5,203,268)
                                  -------------  ----------  -----------  ----------  -----------  -----------
FINANCING ACTIVITIES
Proceeds from sales of common
  stock, net....................     4,195,966    1,871,233   1,865,240       --       1,865,240       --
Proceeds from sales of preferred
  stock, net....................       --         2,485,000      --       11,221,863      --        12,045,623
Proceeds from exercise of
  warrants......................       --            --          --           --          --           562,635
Proceeds from stockholder
  loans.........................       444,823       --          --           --          --
Investment from minority
  stockholders..................       --            --          --          275,000      --           275,000
Loan to stockholder.............       --          (150,000)   (150,000)      --        (150,000)      --
Repayment of loans payable to
  stockholder...................       (60,000)     (20,700)    (13,301)      --         (13,301)     (315,000)
Payments under capital leases...       (26,304)     (34,502)    (22,033)     (24,328)    (26,763)      (41,068)
                                  -------------  ----------  -----------  ----------  -----------  -----------
Net cash provided by financing
  activities....................     4,554,485    4,151,031   1,679,906   11,472,535   1,675,176    12,527,190
                                  -------------  ----------  -----------  ----------  -----------  -----------
Net (decrease) increase in cash
  and cash equivalents..........     3,507,108      (72,198)   (455,900)   6,183,472  (2,242,399)    2,873,626
Cash and cash equivalents at
  beginning of period...........       --         3,507,108   3,507,108    3,434,910   3,507,108     3,434,910
                                  -------------  ----------  -----------  ----------  -----------  -----------
Cash and cash equivalents at end
  of period.....................   $ 3,507,108   $3,434,910   $3,051,208  $9,618,382  $1,264,709    $6,308,536
                                  -------------  ----------  -----------  ----------  -----------  -----------
                                  -------------  ----------  -----------  ----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION
Cash paid for interest..........  $      1,882   $   13,341  $    6,874   $    6,424  $    9,245   $    49,514
                                  -------------  ----------  -----------  ----------  -----------  -----------
                                  -------------  ----------  -----------  ----------  -----------  -----------


                            See accompanying notes.

                             GLOBECOMM SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


1. ORGANIZATION AND BUSINESS

    Globecomm Systems Inc., formerly known as Worldcomm Systems Inc. (the "Company"), was incorporated in the State of Delaware on August 17, 1994. The Company designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications including fixed, mobile and direct broadcast services as well as certain military applications. The Company was a development stage enterprise for the period from August 17, 1994 (inception) through June 30, 1995.

    On February 26, 1997, the Board of Directors authorized and, on          ,
1997 the stockholders approved a 2.85-for-one stock split of the outstanding shares of common stock, and amended and restated the Company's certificate of incorporation increasing the number of authorized shares of common stock to 12,000,000, and changing the par value of its common and preferred stock to $.001, to be effective prior to the closing of the planned initial public offering ("IPO"). Effect has been given to this stock split as if it occurred on August 17, 1994 (inception). All common share, option and warrant data has been restated to reflect the stock split. In addition, on February 26, 1997, the Board of Directors authorized, subject to stockholder approval, the 1997 Stock Incentive Plan ("1997 Plan"), which will serve as a successor plan to the stock option plans discussed in Note 8. The 1997 Plan provides for an increase of 285,000 shares to the previously existing stock option plans, among other matters.


    The Company has incurred operating losses since its inception and had an accumulated deficit at December 31, 1996 and March 31, 1997 of $4,202,621 and $5,154,036, respectively. Such losses have resulted principally from general and administrative and selling and marketing expenses associated with the Company's operations. The Company expects that its cash and working capital requirements will continue to increase in connection with the Company's plans to continue to expand operations. In order to fund these efforts, the Company completed a private placement of preferred stock in December 1996, whereby it received net proceeds of $10,965,000. Management believes that sufficient funding has been obtained to enable the Company to meet its working capital needs through March 31, 1998.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiary, NetSat Express, Inc. ("NetSat"). All significant intercompany balances and transactions have been eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS


    The consolidated balance sheet at March 31, 1997 and statement of changes in stockholders' equity for the three months ended March 31, 1997 and the consolidated statements of operations and cash flows for the six months ended December 31, 1995 and the nine months ended March 31, 1996 and 1997 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at March 31, 1997 and the results of operations and cash flows for the six months ended December 31, 1995 and the nine months ended March 31, 1996 and 1997 have been made. Certain information and footnote

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.


ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company uses the percentage-of-completion method of accounting for contract revenues, upon the achievement of certain milestones. Accordingly, revenue from long-term, fixed-price contracts, are generally recorded based on the relationship of total costs incurred to date to total projected final costs. Contract costs generally include purchased material, direct labor, overhead and other indirect costs. Anticipated contracted losses are recognized as they become known.

    Revenues from sales of products and services are generally recognized when the product is shipped or the service is performed.

INVENTORIES

    Inventories, which consists primarily of costs incurred in connection with specific customer contracts, are stated at the lower of cost or market value.

CASH EQUIVALENTS

    The Company classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

FIXED ASSETS

    Fixed assets are stated at cost less accumulated depreciation. Depreciation of fixed assets is provided on a straight-line basis over their estimated useful lives of three to five years. Certain leased office equipment has been capitalized. These amounts are included in fixed assets within the accompanying consolidated balance sheet and are being amortized over the estimated useful lives of the equipment.

RESEARCH AND DEVELOPMENT

    Research and development expenditures are expensed as incurred.

INCOME TAXES

    The financial statements have been prepared in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires recognition of deferred income taxes under the liability method.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PRO FORMA LOSS PER SHARE (UNAUDITED)

    Pro forma loss per share is based on the weighted average number of shares of Common Stock outstanding assuming the conversion of the Class A and Class B Convertible Preferred Stock into Common Stock, which will occur upon the consummation of the Company's planned IPO. However, in accordance with Staff Accounting Bulletin 83 of the Securities and Exchange Commission, the stock options that were issued during the 12 months preceding the planned IPO at
prices below the estimated IPO price (assumed to be $         per share) have
been included in the Company's pro forma loss per share computation using the treasury stock method and the estimated IPO price, and treated as if they had been issued at the Company's inception even though they were antidilutive. Historical losses per share have not been presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure which will occur in connection with the planned IPO.

FAIR VALUE OF FINANCIAL INSTRUMENTS


    The book values of cash and cash equivalents, accounts receivable, note receivable from stockholder, accounts payable, and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's note payable to stockholder is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of note payable to stockholder was not significantly different than the stated value at June 30, 1995 and 1996, December 31, 1996 and March 31, 1997.


LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has adopted Statement 121 during the six months ended December 31, 1996, and there was no effect on the financial statements related to the adoption.

3. INVENTORY

    Inventory consists of the following:


                              JUNE 30, 1995  JUNE 30, 1996  DECEMBER 31, 1996  MARCH 31, 1997
                              -------------  -------------  -----------------  --------------
Raw materials...............   $     7,516    $    32,850     $      60,930     $     53,063
Work-in-progress............     3,631,720      3,106,125         4,715,435        5,557,895
                              -------------  -------------  -----------------  --------------
                                 3,639,236      3,138,975         4,776,365        5,610,958
Less progress payments......     1,597,933      1,761,892         4,687,723        4,361,256
                              -------------  -------------  -----------------  --------------
                               $ 2,041,303    $ 1,377,083     $      88,642     $  1,249,702
                              -------------  -------------  -----------------  --------------
                              -------------  -------------  -----------------  --------------

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


4. FIXED ASSETS

    Fixed assets consist of the following:


                                                  JUNE 30,    JUNE 30,   DECEMBER 31,   MARCH 31,
                                                    1995        1996         1996          1997
                                                 ----------  ----------  ------------  ------------
Construction in progress.......................  $   --      $   --       $2,613,619   $  3,301,549
Computer equipment.............................     188,810     408,586      671,333        819,294
Leasehold improvements.........................      95,843     119,822      149,055        149,055
Machinery and equipment........................      83,738     135,485      258,960        355,145
Furniture and fixtures.........................      68,819     112,727      120,115        141,787
Equipment under capital leases.................     184,834     184,834      159,134        159,134
                                                 ----------  ----------  ------------  ------------
                                                    622,044     961,454    3,972,216      4,925,964
Less accumulated depreciation and
  amortization.................................      61,163     241,797      366,384        485,754
                                                 ----------  ----------  ------------  ------------
                                                 $  560,881  $  719,657   $3,605,832   $  4,440,210
                                                 ----------  ----------  ------------  ------------
                                                 ----------  ----------  ------------  ------------


5. INVESTMENTS

    Investments consists of the following:


                                                                 JUNE 30, 1996  DECEMBER 31, 1996  MARCH 31, 1997
                                                                 -------------  -----------------  --------------
Shiron Satellite Communications (1996), Ltd. ("Shiron") (a)....   $   150,000     $     285,000     $    285,000
Euro Broadcasting Corporation ("Euro") (b).....................       --                240,000          240,000
C-Grams Unlimited Inc. ("C-Grams")(c)..........................       --                400,278          400,278
Armer Communications Engineering Services, Inc. ("Armer")
  (d)..........................................................       --                150,000          200,000
Other..........................................................        88,418             3,400           10,740
                                                                 -------------  -----------------  --------------
                                                                  $   238,418     $   1,078,678     $  1,136,018
                                                                 -------------  -----------------  --------------
                                                                 -------------  -----------------  --------------


------------------------

(a) On February 12, 1996, the Company purchased 10% of the common stock of Shiron, an Israeli company, for $150,000 and, during October 1996, exercised an option to purchase an additional 9% for $135,000. The Company has an option to purchase up to an additional 11% of Shiron in accordance with the terms of the purchase agreement.

(b) During August 1996, the Company purchased 19% of the common stock of Euro, a Delaware corporation, for $240,000 with a one year option to purchase an additional 10% at a price ranging from $125,000 to $200,000 depending upon the exercise date.

(c) On August 30, 1996, the Company purchased 5% of the common stock of C-Grams, a New Hampshire corporation, for $400,278 and has an option to purchase an additional 15% at a price in accordance with the terms of the agreement.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


5. INVESTMENTS (CONTINUED)

(d) On November 18, 1996, the Company purchased 15% of the common stock of Armer, an Arizona corporation, for $150,000 and in March 1997 purchased an additional 2% for $50,000. The Company has an option to purchase up to an additional 8% at a price of $25,000 for each additional 1% through December 31, 1997.


    The above investments have been accounted for at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

    The Company did not hold any investments at June 30, 1995.

6. COMMON STOCK

SALES OF COMMON STOCK

    In June 1995, the Company completed a private placement offering in which the Company issued 1,218,982 shares of common stock to various investors. Proceeds from the issuance of these shares totaled $5,031,966, including $861,400 of stock subscriptions received in July 1995, and net of related expenses of $1,401,606. In satisfaction of these related expenses, the Company paid $669,682 in cash and issued 156,488 shares of its common stock valued at $731,924. Additionally, in connection with this offering, the Company sold to one of its investors for $3,751, a five-year warrant to purchase 106,901 shares of the Company's common stock at a price of $5.26 per share. The warrant contains certain antidilution provisions as specified in the warrant agreement. On January 24, 1997, the investor exercised the outstanding warrant.

    During the year ended June 30, 1996, the Company sold 210,187 shares of its common stock to various investors. Proceeds from the sale of these shares totaled $965,593, net of related expenses of $17,495.

STOCK ISSUED TO CONSULTANTS

    During the year ended June 30, 1996, the Company issued 9,975 shares of its common stock to a consultant in payment for his efforts in assisting in various Company matters. These shares were purchased by the consultant at a price of $.04 per share. Consulting expense recorded as a result of this transaction amounted to $46,270, which represents the difference between the fair market value of the shares at the date of issuance and the purchase price.

    During November 1996, the Company issued a ten-year warrant to five consultants for future services to purchase an aggregate of 64,125 shares of common stock at a price per share of $8.07, equal to the fair market value of the shares at the date of issuance.

ISSUANCE OF COMMON STOCK AS COMMISSION

    On November 9, 1995, and in connection with the Company's sale of 199,500 shares of its common stock to an investor also during the year ended June 30, 1996, the Company entered into a commitment to issue up to 5% of its share capital as follows: (i) 1% of the then outstanding share capital of the Company upon receipt of sales orders from this stockholder totalling $1,500,000 and (ii) an additional 1% of the then

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


6. COMMON STOCK (CONTINUED)
outstanding share capital of the Company upon the receipt of each of four subsequent increments of $3,000,000 in sales orders from this stockholder. This agreement is in effect for two and a half years.


    In November 1995, the Company issued 37,147 shares of its common stock to this investor, or 1% of the then outstanding share capital. This issuance resulted in $173,743 of commission expense based on the fair market value of the shares at the date of issuance, which was also the date of the agreement. As of June 30, 1996, this entire amount is included in prepaid expenses within the accompanying consolidated balance sheet as the related orders were not recorded as revenue during the year ended June 30, 1996. Such amount was included in selling and marketing expense in the accompanying consolidated statement of operations for the six months ended December 31, 1996, the period in which the related revenue was recognized.



    In addition, the investor was granted certain preemptive and other rights regarding future issuances of securities of the Company including (i) a preemptive right to purchase up to 15% of the total number of securities offered in any public offering undertaken by the Company and (ii) the right to participate in any private offering to the extent required to maintain its percentage ownership in the Company as well as the right to nominate a director to the Board of Directors. These rights survive for so long as the investor's stock ownership does not fall below 5% of the outstanding share capital of the Company as a result of the investor selling or otherwise disposing of a portion of its shares.


7. CONVERTIBLE PREFERRED STOCK


    In December 1996, the Company issued 485,294 shares (including 53,152 shares issued as commission) of its Class B convertible preferred stock ("Class B Convertible") at $28.00 per share to investors. Proceeds from the sales of these shares totaled $10,965,000, net of related cash expenses of $1,135,000. In March 1997, and in connection with certain antidilution provisions related to a sale of common stock to an investor during the year ended June 30, 1996, the Company issued 29,420 shares of Class B Convertible at $28.00 per share.


    On May 30, 1996, the Company issued 156,250 shares of its Class A convertible preferred stock ("Class A Convertible") at $16.00 per share to investors. Proceeds from the sale of these shares totaled $2,485,000, net of related expenses of $15,000. In addition, during August 1996, the Company issued 16,054 shares of Class A Convertible at $16.00 per share to an investor.

    The principal terms of the Class A Convertible and Class B Convertible (collectively, the "Preferred Stock") are as follows:

- LIQUIDATION PREFERENCE


    In the event of a liquidation of the Company and before any distribution of assets is made to holders of common stock, the holders of the Preferred Stock are entitled to receive: Class A Convertible, $16.00 per share, or $2,756,864, and Class B Convertible, $28.00 per share or $14,411,992.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


7. CONVERTIBLE PREFERRED STOCK (CONTINUED)
- CONVERSION


    The holders of the Preferred Stock have the right, at any time, to convert such shares into common stock on a 2.85-for-1 basis, subject to certain anti-dilution provisions as described in the agreement. The Preferred Stock shall automatically convert into 1,958,001 shares of common stock upon notice of and prior to the consummation of a public offering of the Company's common stock, where gross proceeds from the offering are at least $7,500,000, subject to certain adjustment provisions as described in the Company's Certificate of Incorporation, as amended.



    The Company has reserved 1,958,001 shares of common stock for issuance upon conversion of the Preferred Stock at March 31, 1997.


- DIVIDENDS


    The holders of the Preferred Stock shall be entitled to receive dividends when and as declared by the Company's Board of Directors. If the Company declares dividends on the common stock, the holders of the Preferred Stock shall be entitled to receive the same dividend based on the number of shares of common stock into which the Preferred Stock would convert at that time. No dividends have been declared on the Preferred Stock or the common stock as of March 31, 1997.


- VOTING RIGHTS

    The holders of the Preferred Stock shall be entitled to vote at any election of directors or any other matter upon which holders of common stock have the right to vote.

8. STOCK OPTION PLANS

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based-Compensation" ("Statement 123"), requires the use of option valuation models that were not developed for use in valuing employee and director stock options.

EMPLOYEE PLAN


    In February 1995, the Company adopted a stock option plan (the "Employee Stock Option Plan"), which provides that the Company may grant employees options to acquire up to an aggregate of 285,000 shares of the Company's common stock. During the six months ended December 31, 1996, the Company increased the number of shares it may grant to 1,710,000 and during February 1997 increased such shares to 1,995,000. The options generally vest in equal installments over a four-year period and expire on the tenth anniversary of the date of grant.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


8. STOCK OPTION PLANS (CONTINUED)
    The following table summarizes activity in employee stock options:

                                         PERIOD FROM AUGUST 17,                                                          NINE
                                                                                                                        MONTHS
                                        1994 (INCEPTION) THROUGH                                                         ENDED
                                                                          YEAR ENDED             SIX MONTHS ENDED      MARCH 31,
                                             JUNE 30, 1995              JUNE 30, 1996           DECEMBER 31, 1996        1997
                                       --------------------------  ------------------------  ------------------------  ---------
                                                      WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                         SHARES        AVERAGE      SHARES       AVERAGE      SHARES       AVERAGE      SHARES
                                          UNDER       EXERCISE       UNDER      EXERCISE       UNDER      EXERCISE       UNDER
                                         OPTION         PRICE       OPTION        PRICE       OPTION        PRICE       OPTION
                                       -----------  -------------  ---------  -------------  ---------  -------------  ---------
Balance, beginning of period.........                                209,475    $    3.51      820,159    $    4.45      820,159
Grants...............................     209,475     $    3.51      730,384    $    4.57      608,618    $    7.71      684,998
Canceled.............................      --            --         (119,700)   $    3.51       --           --           (7,125)
                                       -----------                 ---------                 ---------                 ---------
Balance, end of period...............     209,475     $    3.51      820,159    $    4.45    1,428,777    $    5.84    1,498,032
                                       -----------                 ---------                 ---------                 ---------
                                       -----------                 ---------                 ---------                 ---------
Weighted-average fair value of
  options granted during the
  period.............................                                           $    2.26                 $    3.28


                                         WEIGHTED-
                                          AVERAGE
                                         EXERCISE
                                           PRICE
                                       -------------
Balance, beginning of period.........    $    4.45
Grants...............................    $    7.95
Canceled.............................    $    7.39

Balance, end of period...............    $    6.04

Weighted-average fair value of
  options granted during the
  period.............................    $    3.56



    As a result of stock options granted during the years ended June 30, 1995 and 1996, the Company recorded compensation expense of $14,237, $99,053, $49,527, $13,625, $74,289 and $25,866 during the years ended June 30, 1995 and
1996, the six months ended December 31, 1995 and 1996, and the nine months ended March 31, 1996 and 1997, respectively, based on the difference between the fair market value of the shares and the option exercise prices at the dates of grant. As of December 31, 1996 and March 31, 1997, remaining compensation expense to be recorded through the year ended June 30, 1999 was approximately $63,000 and $51,000, respectively.


DIRECTOR PLAN

    In June 1995, the Company adopted a stock option plan (the "Director Stock Option Plan"), which provides that the Company may grant outside directors options to acquire up to an aggregate of 285,000 shares of the Company's common stock. The options vest annually in equal installments over a three year period commencing on the date of grant. The options expire the earlier of five years from the date of grant or three years from concluding service as director of the Company.


    Pursuant to the Director Stock Option Plan, in June 1995, the Company granted certain outside directors options to purchase 128,250 shares of the Company's common stock at $3.51 per share. As a result of these grants, the Company recorded compensation expense during the years ended June 30, 1995 and 1996, the six months ended December 31, 1995 and 1996, and the nine months ended March 31, 1996 and 1997 of $2,081, $92,962, $46,481, $19,772, $69,722 and
$29,658, respectively, based on the fair market value of the shares at the date of grant. As of December 31, 1996 and March 31, 1997, remaining compensation expense to be recorded through the year ended June 30, 1998 was approximately $35,000, and $25,000, respectively. During January 1997, an additional outside director was granted 42,750 options at $8.07 per share, the estimated fair value of such shares on the date of grant. As of December 31, 1996 and March 31, 1997, 42,750 options were exercisable and none were exercised.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


8. STOCK OPTION PLANS (CONTINUED)
STATEMENT 123


    Pro forma information regarding net loss and net loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to July 1, 1995 under the fair value method of that Statement. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for the year ended June 30, 1996, the six months ended December 31, 1996 and the nine months ended March 31, 1997: risk-free interest rate of 6.5%, volatility factor of the expected market price of the Company's common stock of .40, a weighted-average expected life of the option of six years and no dividend yields.


    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:


                                          SIX MONTHS ENDED
                                            DECEMBER 31           NINE MONTHS ENDED MARCH 31
                       YEAR ENDED    --------------------------  ----------------------------
                      JUNE 30, 1996     1995          1996           1996           1997
                      -------------  -----------  -------------  -------------  -------------
Pro forma net
  loss..............  $  (2,426,617) $  (563,766) $  (1,148,128) $  (1,108,233) $  (2,333,075)
Pro forma net loss
  per share.........  $              $            $              $              $


    Because Statement 123 is applicable to options granted subsequent to July 1, 1995, its pro forma effect will not be fully reflected until the year ending June 30, 1998.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


8. STOCK OPTION PLANS (CONTINUED)

    The following tables summarize information about employee stock options outstanding at December 31, 1996 and March 31, 1997:



                  DECEMBER 31, 1996                                       MARCH 31, 1997
-----------------------------------------------------  -----------------------------------------------------
                                           WEIGHTED-                                              WEIGHTED-
                                            AVERAGE                                                AVERAGE
                                           REMAINING                                              REMAINING
   EXERCISE       OPTIONS      OPTIONS    CONTRACTUAL     EXERCISE       OPTIONS      OPTIONS    CONTRACTUAL
    PRICES      OUTSTANDING  EXERCISABLE     LIFE          PRICES      OUTSTANDING  EXERCISABLE     LIFE
--------------  -----------  -----------  -----------  --------------  -----------  -----------  -----------
    $3.51          151,050       40,000   8.4 years        $3.51          151,050       53,000   8.2 years
    $4.67          734,659       80,000   9.0              $4.67          733,234      161,000   8.8
    $8.07          543,068       --       9.9              $8.07          537,368       --       9.7
                                                           $9.82           76,380       --       10.0
                -----------  -----------  -----------                  -----------  -----------  -----------
                 1,428,777      120,000   9.3                           1,498,032      214,000   9.1
                -----------  -----------  -----------                  -----------  -----------  -----------
                -----------  -----------  -----------                  -----------  -----------  -----------



    The Company has reserved 2,451,026 and 2,344,125 shares of common stock for issuance upon exercise of all outstanding options and warrants at December 31, 1996 and March 31, 1997, respectively.


9. RELATED PARTY TRANSACTIONS

NOTE RECEIVABLE FROM STOCKHOLDER

    On December 8, 1995, the Company loaned $150,000 to an employee, who is also a stockholder of the Company. The note was due on June 30, 1996 and was extended until June 30, 1997. Interest is receivable at an annual rate of 5%.

NOTE AND LOAN PAYABLE TO STOCKHOLDER


    On October 28, 1994, the Company received $315,000 in exchange for a note payable to the Company's chief executive officer, who is also a stockholder of the Company. Interest is payable at an annual rate of 6%. Principal and any unpaid interest are payable in full upon demand at any time on or after October 28, 1995. Interest expense related to this note was $12,915, $18,952, $9,450, $9,450, and $14,175 during the years ended June 30, 1995 and 1996, the six months ended December 31, 1995 and 1996 and the nine months ended March 31, 1996, respectively.


    As of June 30, 1995 and 1996 and December 31, 1996, $12,915, $29,266 and
$38,740, respectively, of accrued interest was included in accrued expenses in the accompanying consolidated balance sheet. The note payable and accrued interest was paid in full on January 14, 1997.

    During the period ended June 30, 1995, the Company also received noninterest bearing working capital loan advances of $80,700 from the Company's chief executive officer, of which $60,000 was repaid during the year ended June 30, 1995 and $20,700 was repaid during the year ended June 30, 1996.

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


10. PENSION PLAN


    During the period ended June 30, 1995, the Company established a 401(k) plan which covers substantially all employees of the Company. Participants may elect to contribute from 1% to 20% of their pre-tax compensation. Participant contributions up to 4% of pre-tax compensation were fully matched by the Company during the years ended June 30, 1995 and 1996 and the six months ended December 31, 1995 and 1996. The plan also provides for discretionary contributions by the Company. The Company contributed $8,967, $41,883, $11,896, $42,994, $15,473 and
$80,056, to the plan during the years ended June 30, 1995 and 1996, the six months ended December 31, 1995 and 1996 and the nine months ended March 31, 1996 and 1997, respectively. There were no discretionary contributions made by the Company during the years ended June 30, 1995 and 1996, the six months ended December 31, 1995 and 1996 and the nine months ended March 31, 1996 and 1997.


11. INCOME TAXES

    As a result of losses incurred from inception, and if the Company filed an income tax return at December 31, 1996, it would have available net operating loss carryforwards of approximately $3,100,000 for income tax purposes which expire through 2012.

    As the Company has had cumulative losses and there is no assurance of future taxable income, a valuation allowance has been established to offset deferred tax assets. The components of the Company's net deferred tax assets are as follows:

                                                                   JUNE 30, 1995  JUNE 30, 1996  DECEMBER 31, 1996
                                                                   -------------  -------------  -----------------
Deferred tax liability:
  Depreciation and amortization..................................   $    13,000   $      16,000    $      19,000
                                                                   -------------  -------------  -----------------
    Total deferred tax liability.................................        13,000          16,000           19,000
Deferred tax assets:
  Net operating loss carryforwards...............................       378,000         891,000        1,240,000
  Projects in progress...........................................       --              312,000          312,000
  Accruals.......................................................       --               43,000           43,000
                                                                   -------------  -------------  -----------------
    Total deferred tax...........................................       378,000       1,246,000        1,595,000
  Valuation allowance for deferred tax assets....................      (365,000)     (1,230,000)      (1,576,000)
                                                                   -------------  -------------  -----------------
  Net deferred tax assets........................................        13,000          16,000           19,000
                                                                   -------------  -------------  -----------------
  Net deferred taxes.............................................   $   --        $    --          $    --
                                                                   -------------  -------------  -----------------
                                                                   -------------  -------------  -----------------


Net deferred taxes at March 31, 1997 are not significantly different from the December 31, 1996 amounts above.


12. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

    The Company designs, assembles and installs satellite ground segment systems and networks for customers in diversified geographic locations. The Company performs ongoing credit evaluations of its

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


12. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK (CONTINUED) customers' financial condition and in most cases requires a letter of credit or cash in advance for foreign customers. Historically, the Company has not incurred significant losses from trade receivables.


    Sales to two major customers accounted for approximately 61% (43% and 18%) of the Company's net revenues for the year ended June 30, 1996, and 86% (53% and 33%) and 33% (17% and 16%) of net revenues for the six months ended December 31, 1995 and 1996, respectively, and 65% (42% and 23%) and 28% (15% and 13%) of net revenues for the nine months ended March 31, 1996 and 1997, respectively.



    Revenues from foreign sales accounted for 22% (13% Europe, 5% Africa and 4%
Asia), 5% (Asia), 59% (43% Asia, 13% Europe and 3% Africa), 14% (2% Asia, 12%
Europe) and 50% (42% Asia, 1% Africa and 7% Europe) of total revenues for the year ended June 30, 1996, the six months ended December 31, 1995 and 1996, and the nine months ended March 31, 1996 and 1997, respectively.


    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions and, by policy, limits the amount of credit exposure to any one institution. Cash equivalents are comprised of short-term debt instruments, certificates of deposit or direct or guaranteed obligations of the United States, which are held to maturity and approximate cost. At times, cash may be in excess of FDIC insurance limits.

13. COMMITMENTS

LINE OF CREDIT


    As of December 31, 1996, the Company maintained a secured line of credit of $1,500,000, which expired on January 31, 1997. Borrowings under this line bear interest at the then prime rate and were secured by certain assets of the Company in addition to a personal guarantee by the Company's chief executive officer, who is also a stockholder of the Company. Through December 31, 1996, there were no borrowings made under this line.



    During January 1997, the Company received a one year, $5,000,000 proposed credit facility from a bank. The proposed facility is to support the working capital requirements of the Company and for the issuance of letters of credit. The proposed facility will provide for interest at the prime rate plus 1/2% per annum and will be collateralized by a first security interest on all assets. Prior to closing of the proposed facility, the bank will complete its due diligence inquiry of the Company, including an accounts receivable review, as defined. Through March 31, 1997, there were no borrowings made under this facility.


LETTERS OF CREDIT


    The Company utilizes standby letters of credit to secure certain bid proposals and performance guarantees in the normal course of business. The Company provides cash collateral for all of these letters of credit. As of June 30, 1995 and 1996, December 31, 1996 and March 31, 1997, cash collateral related to bid proposals amounted to $96,000, $1,043,000, $1,270,625, $1,303,000, respectively, and cash collateral

                             GLOBECOMM SYSTEMS INC.

            INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995,
  NINE MONTHS ENDED MARCH 31, 1996 AND 1997 AND AT MARCH 31, 1997 IS UNAUDITED


13. COMMITMENTS (CONTINUED)

related to performance guarantees amounted to zero, $188,850, $344,861, $188,850, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets.


LEASE COMMITMENTS

    Future minimum payments under noncancelable leases for office space and equipment with terms of one year or more, consist of the following at December 31, 1996:

                                                                          CAPITAL   OPERATING
                                                                          LEASES      LEASES
                                                                         ---------  ----------
January 1, 1997 to June 30, 1997.......................................  $  31,116  $  127,000
Year ending June 30, 1998..............................................     62,232     150,000
Year ending June 30, 1999..............................................     18,366      53,000
                                                                         ---------  ----------
Total minimum lease payments...........................................    111,714  $  330,000
                                                                                    ----------
                                                                                    ----------
Less amounts representing interest.....................................     12,014
                                                                         ---------
Present value of net minimum lease payments............................  $  99,700
                                                                         ---------
                                                                         ---------


Lease commitments at March 31, 1997 are not significantly different from the above.


EMPLOYMENT AGREEMENTS

    During January 1997, the Company entered into three-year employment agreements with two of its officers for an aggregate amount of $325,000 per year. The Company will have certain obligations to the two officers if they are terminated for disability, cause or following a change in control.

-------------------------------------------------------------
-------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS


                                                          PAGE
                                                        ---------
Prospectus Summary....................................          3
Risk Factors..........................................          7
Use of Proceeds.......................................         15
Dividend Policy.......................................         15
Capitalization........................................         16
Dilution..............................................         17
Selected and Consolidated Financial
  Data................................................         18
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................         20
Business..............................................         27
Management............................................         49
Certain Transactions..................................         59
Principal Stockholders................................         61
Description of Capital Stock..........................         63
Shares Eligible for Future Sale.......................         66
Underwriting..........................................         68
Legal Matters.........................................         69
Experts...............................................         69
Additional Information................................         70
Change in Independent Accountants.....................         70
Index to Financial Statements.........................        F-1


                              -------------------

    Until            , 1997 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                        SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                              -------------------

                            PAINEWEBBER INCORPORATED
                                UNTERBERG HARRIS

                                  ------------

                                          , 1997

-------------------------------------------------------------
-------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

                                                                                   AMOUNT TO
                                                                                    BE PAID
                                                                                  ------------
SEC registration fee............................................................  $  13,417.00
NASD filing fee.................................................................      4,927.50
Nasdaq National Market listing fee..............................................             *
Printing and engraving..........................................................             *
Legal fees and expenses.........................................................             *
Accounting fees and expenses....................................................             *
Blue sky fees and expenses......................................................             *
Transfer agent fees.............................................................             *
Miscellaneous...................................................................             *
                                                                                  ------------
      Total.....................................................................  $          *
                                                                                  ------------
                                                                                  ------------

------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article 7 of the Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Reference is
also made to Section       of the Underwriting Agreement contained in Exhibit
1.1 hereto, which sets forth certain indemnification provisions. The Registrant has obtained liability insurance for its officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The Registrant has sold and issued the following securities during the past three years:

    In June 1995, the Company entered into a Securities Purchase Agreement for the sale of an aggregate of 1,218,982 shares of Common Stock to various investors at a purchase price of $4.68 per share. In connection with such offering, the Company issued, as commission fees, 156,488 shares of Common Stock.


    In November 1995, the Company entered into an agreement with an investor pursuant to which it issued 199,500 shares of Common Stock at a price of $4.68 per share. Pursuant to the terms of this agreement, in connection with certain rights granted to this investor for its first $1.5 million of orders with the Company, in November 1995 the Company issued this investor 37,147 shares of Common Stock.


    In May 1996, the Company issued an aggregate of 156,250 shares of Class A Convertible Preferred Stock at a purchase price of $2.5 million to three investors, convertible automatically upon the consummation of this Offering into an aggregate of 445,313 shares of Common Stock.

    In August 1996, the Company issued an aggregate of 16,054 shares of Class A Convertible Preferred Stock at a purchase price of $256,863 convertible automatically upon the consummation of this Offering into an aggregate of 45,754 shares of Common Stock.


    In October 1996, the Company's wholly-owned subsidiary, NetSat Express, Inc., issued 18,939 shares of its Class A Preferred Stock to PolyVentures, which the Company in April 1997 converted to 30,082 shares of its Common Stock.


    In December 1996, the Company issued an aggregate of 432,142 shares of Class B Convertible Preferred Stock at a purchase price of $28.00 per share to 77 investors, convertible automatically upon the consummation of this Offering into an aggregate of 1,231,605 shares of Common Stock. In connection with such offering, the Company issued, as commission fees, 53,152 shares of Class B Convertible Preferred Stock, convertible automatically upon the closing of this Offering into an aggregate of 151,483 shares of Common Stock.


    In March 1997, the Company issued 29,420 shares of Class B Convertible Stock at a purchase price of $28.00 per share to one investor, convertible automatically upon consummation of this Offering into an aggregate of 83,847 shares of Common Stock.


    The Registrant from time to time has granted stock options to employees, directors and consultants. The following table sets forth certain information regarding such grants:


                                                                                 RANGE OF
                                                                  NO. OF         EXERCISE
                                                                  SHARES          PRICES
                                                               ------------  ----------------
August 17, 1994 to June 30, 1995.............................      337,725        $3.51
July 1, 1995 to June 30, 1996................................      730,384     $3.51-$4.68
July 1, 1996 to March 31, 1997...............................      727,748     $3.51-$9.82


    The above securities were offered and sold by the Registrant in reliance upon an exemption from registration under either (i) Section 4(2) of the Securities Act as transactions not involving any public offering or (ii) Rule 701 under the Securities Act. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      1.1*   Form of Underwriting Agreement.

      3.1#   Certificate of Incorporation.

     3.2##   Form of Amended and Restated Certificate of Incorporation to be in effect upon the consummation of the public offering.

      3.3#   Bylaws of the Registrant.

      3.4#   Form of Amended and Restated By-Laws of the Registrant to be in effect upon the consummation of the public offering.

      4.1*   Specimen Common Stock Certificate.

       4.2   See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and Bylaws of the
             Registrant defining rights of holders of Common Stock of the Registrant.

      5.1*   Opinion of Brobeck, Phleger & Harrison LLP.

    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.1#   Form of Registration Rights Agreement dated as of February 1997.

     10.2#   Form of Registration Rights Agreement dated May 30, 1996.

     10.3#   Form of Registration Rights Agreement dated December 31, 1996, as amended.

     10.4#   Letter Agreement for purchase and sale of 199,500 shares of Common Stock dated
             November 9, 1995 between the Registrant and Thomson-CSF.

     10.5#   Investment Agreement dated February 12, 1996 by and between Shiron Satellite Communications (1996) Ltd.
             and the Registrant.

    10.6+#   Stock Purchase Agreement dated as of August 30, 1996 by and between C-Grams Unlimited Inc. and the
             Registrant.

     10.7#   Memorandum of Understanding dated December 18, 1996 by and between NetSat Express, Inc. and Applied
             Theory Communications, Inc.

     10.8#   Stock Purchase Agreement dated as of August 23, 1996 by and between NetSat Express Inc. and Hughes
             Network Systems, Inc.

     10.9#   Employment Agreement dated as of January 27, 1997 between the Registrant and David E. Hershberg.

    10.10#   Employment Agreement dated as of January 27, 1997 between the Registrant and Kenneth A. Miller.

    10.11#   Lease Agreement dated November 15, 1995 by and between RReef USA Fund-I, a California group trust, and the Registrant.

    10.12#   Lease Agreement dated July 15, 1996 by and between NetSat Express, Inc. and RReef USA Fund-I.

    10.13#   Purchase and Sale Agreement, 45 Oser Avenue, Hauppauge, New York, dated December 12, 1996 by and between
             Eaton Corporation and the Registrant.

   10.14##   1997 Stock Incentive Plan.

     11.1*   Statement re: Computation of Per Share Earnings

     16.1#   Letter from Price Waterhouse LLP.

    23.1##   Consent of Ernst & Young LLP.

    23.2##   Consent of Price Waterhouse LLP.

     23.3*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

       24#   Powers of Attorney.

      27##   Financial Data Schedule.


------------------------

*   To be supplied by amendment.


#  Previously filed.



## Filed herewith.


+ Confidential treatment has been requested for certain portions of this Exhibit.

    (b) Financial Statement Schedules

    Financial Statement Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4), or 497
(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HAUPPAUGE, STATE OF NEW YORK, ON THIS 7TH DAY OF MAY, 1997.


                                GLOBECOMM SYSTEMS INC.

                                By:            /s/ KENNETH A. MILLER
                                     -----------------------------------------
                                                 Kenneth A. Miller
                                               PRESIDENT AND DIRECTOR


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 7, 1997:


               SIGNATURE                            TITLE
---------------------------------------  ---------------------------

By:                    *                 Chairman and Chief
         ------------------------------    Executive Officer and
               David E. Hershberg          Director (Principal
                                           Executive Officer)

By:          /s/ KENNETH A. MILLER       President and Director
         ------------------------------
               Kenneth A. Miller

By:                    *                 Chief Financial Officer
         ------------------------------    (Principal Financial and
                Andrew C. Melfi            Accounting Officer)

By:                    *                 Vice President and Director
         ------------------------------
               Thomas A. DiCicco

By:                    *                 Vice President and Director
         ------------------------------
              Stephen C. Yablonski

By:                    *                 Vice President and Director
         ------------------------------
               Donald G. Woodring

By:                    *                 Director
         ------------------------------
                 Herman Fialkov

By:                    *                 Director
         ------------------------------
              Shelley A. Harrison

By:                                      Director
         ------------------------------
                 Benjamin Duhov

By:                    *                 Director
         ------------------------------
                Cecil J. Waylan

*By:         /s/ KENNETH A. MILLER
         ------------------------------
               Kenneth A. Miller
                ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


 NUMBER                                                DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------

      1.1*   Form of Underwriting Agreement.

      3.1#   Certificate of Incorporation.

      3.2##  Form of Amended and Restated Certificate of Incorporation to be in effect upon the consummation of the public offering.

      3.3#   Bylaws of the Registrant.

      3.4#   Form of Amended and Restated By-Laws of the Registrant to be in effect upon the consummation of the public offering.

      4.1*   Specimen Common Stock Certificate.

      4.2    See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining rights of holders of Common Stock of the Registrant.

      5.1*   Opinion of Brobeck, Phleger & Harrison LLP.

     10.1#   Form of Registration Rights Agreement dated as of February 1997.

     10.2#   Form of Registration Rights Agreement dated May 30, 1996.

     10.3#   Form of Registration Rights Agreement dated December 31, 1996, as amended.

     10.4#   Letter Agreement for purchase and sale of 199,500 shares of Common Stock dated
             November 9, 1995 between the Registrant and Thomson-CSF.

     10.5#   Investment Agreement dated February 12, 1996 by and between Shiron Satellite Communications
             (1996) Ltd. and the Registrant.

     10.6+#  Stock Purchase Agreement dated as of August 30, 1996 by and between C-Grams Unlimited Inc. and the Registrant.

     10.7#   Memorandum of Understanding dated December 18, 1996 by and between NetSat Express, Inc. and
             Applied Theory Communications, Inc.

     10.8#   Stock Purchase Agreement dated as of August 23, 1996 by and between NetSat Express Inc. and
             Hughes Network Systems, Inc.

     10.9#   Employment Agreement dated as of January 27, 1997 between the Registrant and David E. Hershberg.

     10.10#  Employment Agreement dated as of January 27, 1997 between the Registrant and Kenneth A. Miller.

     10.11#  Lease Agreement dated November 15, 1995 by and between RReef USA Fund-I, a California group trust, and the Registrant.

     10.12#  Lease Agreement dated July 15, 1996 by and between NetSat Express, Inc. and RReef USA Fund-I.

     10.13#  Purchase and Sale Agreement, 45 Oser Avenue, Hauppauge, New York, dated December 12, 1996 by and between Eaton Corporation and the Registrant.

    10.14##  1997 Stock Incentive Plan.

     11.1*   Statement re: Computation of Per Share Earnings

     16.1#   Letter from Price Waterhouse LLP.

 NUMBER                                                DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------
     23.1##  Consent of Ernst & Young LLP.

     23.2##  Consent of Price Waterhouse LLP.

     23.3*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

    24#      Powers of Attorney.

   27##      Financial Data Schedule.


------------------------

*   To be supplied by amendment.


#  Previously filed.



## Filed herewith.



+ Confidential treatment has been requested for certain portions of this Exhibit.